2023 KraftHeinz PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



HEINZ
ESTᴰ 1869
TOMATO BLOOD
57 BLOOD TYPES
TOMATO KETCHUP
ABC
BARU
Yes to the
Kraft
macaroni cheese
DINNER
original
with cauliflower added to the pasta
PER 2.5 OZ (UNPREPARED)
250 CALORIES
1g SAT FAT 5% DV
SEE NUTRITION FACTS
SERVES 2
Wattie's
NEW
HEINZ
ESTᴰ 1869
BEANZ
FILLED HASH BROWNS

KraftHeinz

2022 AT A GLANCE

$26.5B   Net sales

$2.4B   Net income

+9.8%   Organic Net Sales* versus full year 2021

$6.0B   Adjusted EBITDA*

31.3%   Adjusted Gross Profit Margin*

3.2x   Year-end Net Leverage*

~37K   Employees globally

78   Manufacturing and processing facilities operated globally

* Non-GAAP financial measures. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.







Kraft Heinz is a global food company with a delicious heritage. With nearly 200 iconic and emerging food and beverage brands around the world, we aspire to deliver the best taste, fun, and quality to every meal table we touch. We're on a mission to disrupt not only our own business, but the global food industry. A consumer obsession and unexpected partnerships fuel this disruption as we drive innovation across our Company.

Around the world, our people are connected by a culture of ownership, agility, and endless curiosity. We also believe in being good humans who are working to improve our Company, communities, and planet. We're proud of where we've been — and even more thrilled about where we're headed — as we nourish the world and lead the future of food.

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Registered Holders

 **By Internet** www.proxyvote.com

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Beneficial Holders

 Contact your bank, broker, or other nominee

> We at Kraft Heinz are committed to making life delicious for consumers — especially during dynamic and challenging times like these. It's a privilege and an honor to lead the nearly 37,000 incredible people who bring our Company to life each day through their passion, hard work and dedication as we help to feed the world.
>
> — **Miguel Patricio, Chair of the Board and Chief Executive Officer**

Dear Fellow Stockholders,



JOHN C. POPE
Lead Director



Kraft Heinz as a Company is continuing its move toward greatness, leveraging its scale and agility to deliver strong performance for our stockholders.

It's often said that the only constant in life is change. Coming off two of the most challenging years any of us have ever experienced, 2022 proved to be yet another one of dramatic transformation for Kraft Heinz. Even through a host of headwinds — sky-high inflation, labor and supply chain challenges, war in Eastern Europe, global food supply issues, among others — Kraft Heinz's dedicated team around the world continued to fuel the Company's success, achieving another year of strong results. It's all about meeting the moment by turning challenge into opportunity.

To be sure, 2023 is expected to bring its own set of macro-economic challenges to the industry and to the world. But, the Board is confident that Kraft Heinz as a Company is continuing its move toward greatness, leveraging its scale and agility to deliver strong performance for our stockholders.

Building a Bridge Between the Board and Management

Following the retirement of former Board Chair Alex Behring in May 2022, the Board determined to combine the Company's CEO and Board Chair roles. We could not be more pleased with the progress Kraft Heinz has made under Miguel's leadership. We see his election as Chair as a natural progression of the steady, consistent leadership he has already shown. In this new role, in addition to providing the Board with firsthand insight and knowledge about the Executive Leadership Team's strategy and execution, he is best able to serve as an effective bridge between the Board and management. We believe that Miguel is the right leader to drive the business forward with unmatched agility during a time of constant challenge and change.

Strengthening Board Independence and Expertise

A Company is only as strong as its leadership, and an engaged, independent Board of Directors is a key pillar of its strength. Our independent leadership is stronger than it's ever been, with 11 of 12 independent director nominees and 9 of 12 who are unaffiliated with our Company's largest stockholders.

We're continuing to expand our Board expertise and experience, appointing Diane Gherson as a director and member of the Human Capital and Compensation Committee in November 2022 and nominating Bert Alfonso for election as a director at the 2023 Annual Meeting. Diane brings to the Board extensive experience in human resources and compensation as former Chief Human Resources Officer at IBM. Bert brings to the Board extensive experience in finance and consumer packaged goods companies as Chief Financial Officer for several companies, including The Hershey Company and the Americas Beverages division of Cadbury Schweppes PLC.

In addition, at last year's Annual Meeting, we elected two outstanding new members to the Board — renewable energy executive Alicia Knapp and technology entrepreneur James Park. These four recent director nominees demonstrate our commitment to the breadth and depth of our Board talent.

Continuously Refining Compensation

At Kraft Heinz, our compensation program philosophy supports our long-term strategy and the interests of our long-term stockholders. Our executive compensation program is heavily weighted toward performance, with a majority of the equity grants consisting of performance share units. The Human Capital and Compensation Committee carefully considers all compensation elements when evaluating our compensation vis-à-vis the market and peers.

The Board values stockholder feedback. In the fall of 2022, we held calls with 13 of our top 30 largest investors, representing approximately 49.0% of our shares outstanding, to solicit feedback on a range of topics, including our compensation program, and we regularly engage with our top two largest investors.

Kraft Heinz and the Human Capital and Compensation Committee are committed to continuously evaluating and refining the Company's compensation programs based on investor feedback. The Human Capital and Compensation Committee also engaged Meridian Compensation Partners in August 2022 to help guide our next steps. We are also pleased with the addition of Diane to the Board and Human Capital and Compensation Committee, as she brings a wealth of compensation expertise to the table.

We evaluated our program taking into consideration feedback received from our investor engagements and have implemented enhancements for our 2023 program to further strengthen alignment with our strategy and performance. We invite you to read more about our compensation program philosophy as well as recent changes in this Proxy Statement.

Integrating ESG Initiatives Across Our Business

ESG is critical to the Board as it is essential to how Kraft Heinz operates as a Company and to the success of the Company's long-term business strategy. Kraft Heinz believes in growing good food, good nutrition, and good communities, and we believe this is a competitive business advantage. As a Company, ESG efforts and priorities are woven throughout the business, with Board oversight of strategy, objectives, and risks. The Board receives regular updates on key ESG issues from Kraft Heinz's Chief Sustainability and Corporate Affairs Officer and insight into ESG considerations throughout the business as the Board receives updates from team leaders in a range of functions. These include the Company's policy and program development, actions with respect to climate change and its impacts on the Company and its value chain, and progress toward achieving Kraft Heinz's ESG goals.

As always, we are grateful for the confidence you place in Kraft Heinz. As members of the Board, we strive to reward your valued investment by adapting quickly to challenges as we position the Company for long-term, sustainable growth. You can be sure that each of us will continue to work day in and out to earn your ongoing support and trust. It is our goal to continue driving significant value as we deliver for YOU, our stockholders.

Sincerely,

JOHN C. POPE
Lead Director

March 24, 2023



Notice of 2023 Annual Meeting of Stockholders



MAY
4
Date
Thursday, May 4, 2023



Time
11:00 a.m. Eastern Time



Location—Virtual Meeting
Live via webcast at
www.virtualshareholdermeeting.com/KHC2023



	Items of Business	Board Recommendation	More Information
1	To elect the twelve director nominees named in the Proxy Statement to one-year terms expiring in 2024	✓ **FOR** all nominees	Page 14
2	To approve the Company's executive compensation	✓ **FOR**	Page 58
3	To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2023	✓ **FOR**	Page 106
4-6	To vote on three stockholder proposals, if properly presented	✗ **AGAINST**	Page 110
7	To transact any other business properly presented at the Annual Meeting		



How to Vote



Visit the website listed on your proxy card, Notice, or voting instruction form



Call the phone number listed on your proxy card, Notice, or voting instruction form



Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copy of your proxy materials

<u>**Your vote is important.**</u> Make sure to have your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or voting instruction form with control number available and follow the instructions.

For additional information, see Question 4 on page 122.



Record Date

March 6, 2023

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

We mailed the Notice of Internet Availability of our proxy materials as well as our Proxy Statement, our Annual Report to Stockholders for the year ended December 31, 2022, as applicable, and the proxy card on or about March 24, 2023.

By Order of the Board of Directors,



Heidi Miller

HEIDI MILLER
Corporate Secretary & Deputy General Counsel, Corporate Governance & Securities

Chicago, Illinois
March 24, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 4, 2023

The Kraft Heinz Company's Proxy Statement and Annual Report to Stockholders for the year ended December 31, 2022 are available at ir.kraftheinzcompany.com/proxy



Table of Contents

Websites

Links to websites included in this Proxy Statement are provided solely for convenience. Information contained on websites, including on our website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC").

Note about Forward-Looking Statements

This Proxy Statement contains information that may constitute forward-looking statements, as defined under U.S. federal securities laws. Words such as "aim," "anticipate," "aspire," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "seek," "will," "would," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements regarding performance, events, developments, or achievements that we expect or anticipate will occur in the future, including statements expressing general views about future operating results or our targeted achievement of sustainability and other goals, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements as such statements speak only as of the date made. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 31, 2022 and those set forth in our future filings with the SEC. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation.

Forward-looking and other statements in this document may also address our environmental, social, and governance (ESG) and diversity, equity, inclusion, and belonging progress, plans, and goals. The inclusion of such statements is not an indication that these are material to investors or required to be disclosed in the Company's filings with the SEC. In addition, historical, current, and forward-looking environmental, diversity, and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.



Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This is not a complete description, and you should read the entire Proxy Statement carefully before voting.



CAPRI SUN
DEVOUR
Jet-Puffed
Bagel Bites
Delimex
LUNCHABLES
Ore-Ida
Velveeta
Stove Top
Kool-Aid Jammers
HEINZ TOMATO KETCHUP
JELL-O
PHILADELPHIA

About The Kraft Heinz Company

At The Kraft Heinz Company ("Kraft Heinz," "we," "our," "us," or the "Company"), our Purpose is ***Let's Make Life Delicious***. Consumers are at the center of everything we do, and this commitment is reflected in our Vision ***To sustainably grow by delighting more consumers globally***. We're passionate about **making the best food** that is savored by the world. We believe in making tangible improvements to our **Company, communities, and planet**. We're committed to championing diversity and building the **best people and careers.**

Our Culture and People

Our employee-value-proposition is our promise to our people, current and future, that we are in it together—and we are ready to grow! It's why someone should join Kraft Heinz and stay at Kraft Heinz. We nurture our employees to lead as learners, operate as owners, and thrive as agents of change. We channel their passion, curiosity, and go-getter attitude into doing better every day. In return, we offer unique development opportunities, a chance to own their career and the invitation to make an impact on our future and our legacy. It's a partnership that grows for the better—together.

AT KRAFT HEINZ, WE GROW OUR PEOPLE TO GROW OUR BUSINESS

Here at Kraft Heinz, we are encouraged to be our authentic selves and grow in our own unique ways. The strength of our diversity has allowed us to remain one of the most recognizable employers in the world and our rich mixture of people, places, and cultures make it an incredible place to work.

Everything we do is driven by our Purpose, our Vision, our Values, and our Leadership Principles—the cornerstones of our company culture. Our approximately 37,000 employees are in charge of our evolution journey, daring to do better every day and showing ownership at every level.



LET'S MAKE LIFE **Delicious**
KraftHeinz

OUR PURPOSE

Our Purpose is our call to action, our reason to exist—reminding each of us why the work we do each day matters.

To sustainably grow by delighting more consumers globally.

OUR VISION

Our Vision is our internal declaration of what we aspire to do. It points the way to where we want to go as a Company and what we plan to achieve in the years ahead. It makes our ambition clear.



We are consumer obsessed.
We dare to do better every day.
We champion great people.
We demand diversity.
We do the right thing.
We own it.

OUR VALUES

Our Values represent our beliefs and define our shared culture. They reflect what we stand for and who we want to be. We walk in our Purpose by living our Values.



THIS IS HOW WE
W
I
N
Work as a Team
Live the "Power of We"
Operate with empathy and care
Energize self and others
Inspire Excellence
Simplify the complex
Move with speed and agility
Model lifelong learning, curiosity and creativity
Navigate Our Future
Define the destination
Grow people to their full potential
Be courageous in the face of uncertainty

OUR LEADERSHIP PRINCIPLES

Our Leadership Principles reflect the behaviors that are expected from our people managers and how results are expected to be delivered.

Our Board of Directors ("Board") and Committees engage in regular and robust review of our global enterprise strategy. One of the strategy's five key elements—and its most foundational—is *People with Purpose*, as we believe it's essential to continue building and strengthening a diverse talent base around the world. The Human Capital and Compensation Committee ("Compensation Committee") of the Board oversees our human resources strategy and key policies. As part of its oversight, the Committee evaluates whether we have the right people, incentives, and structure to execute our enterprise strategy. The Committee also supports our long-term succession planning by overseeing management's development of talent to continue to fill key roles in the future. Our directors have full access to management and employees to address questions or concerns. Our directors may arrange meetings with employees independently and without management present. In addition, the Board and Committees have the authority to hire independent counsel or other advisors without approval from, or consultation with, management.

Our people are at the heart of everything we do as a Company. ***We champion great people*** is one of our six Company Values, and we're working to embody it each day by investing in attracting, developing, and retaining diverse, world-class talent. We also are committed to fostering an engaging, inclusive culture that brings our company culture to life. For 2022, we established key performance indicators (KPIs) related to improvement in our retention and employee engagement scores for more than 250 executives and employees throughout the business, including our Chief Executive Officer and our Executive Vice Presidents. As of December 31, 2022:



approximately **37K** employees globally

40+ countries in which we have employees

Operate **78** manufacturing and processing facilities globally

At Kraft Heinz, bringing people together at the table is what we're all about. Each day, we're working to create a healthier, more equitable global workplace and world. We do it by appreciating the impact that our people's diverse backgrounds and perspectives bring to our Company and communities—and actively reflecting the faces and experiences of consumers across the globe. That's why our diversity, equity, inclusion, and belonging strategy is a critical part of the ***People with Purpose*** element of our global enterprise strategy.

We live our Company Value of **We demand diversity** by focusing on three strategic areas: hiring and growing talent from diverse backgrounds and perspectives, developing inclusive leaders, and tracking and reporting our progress. As of December 31, 2022, our employee and leader population included the following:



We provide our consolidated Equal Employment Opportunity (EEO-1) reports and additional information on our diversity, equity, inclusion, and belonging strategy and progress on our website:

 **www.kraftheinzcompany.com/ diversity-inclusion**

The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC")

Our Platform Strategy and Brands

We continue to leverage our global scale, agility, and the power of our brands across a portfolio of six consumer-driven product platforms. We're uniquely positioned and committed to providing solutions to consumers around the world, delivering on value, convenience, and quality at a time when they need it most. Our platforms are:

TASTE ELEVATION Enhancing the taste, flavor, and texture of food	**EASY MEALS MADE BETTER** Convenient foods that minimize trade-offs at mealtime	**REAL FOOD SNACKING** Nutrition-rich, tasty, convenient clean food experiences
FAST FRESH MEALS Help consumers make fresh, easy prepared or assembled meals	**EASY INDULGENT DESSERTS** Sweet and indulgent treats that bring simple joy to every day	**FLAVORFUL HYDRATION** Hydration across kids' beverages and beverage mixes

We have prioritized investment in our Grow platforms, in particular Taste Elevation and Easy Meals Made Better, to drive accelerated profitable growth. Our broad portfolio includes iconic and emerging food and beverage brands popular in markets around the world. Some of the best-known ones that make life delicious for consumers include:



2022 Performance Highlights

SALES		INCOME		CASH FLOW	
NET SALES	**ORGANIC NET SALES***	**NET INCOME**	**ADJUSTED EBITDA***	**NET CASH PROVIDED BY OPERATING ACTIVITIES**	**FREE CASH FLOW***
$26.5B	**$26.2B**	**$2.4B**	**$6.0B**	**$2.5B**	**$1.6B**
▲ 1.7% year-over-year increase	▲ 9.8% year-over-year increase	▲ 131.3% year-over-year increase	▼ 5.8% year-over-year decrease	▼ 54.0% year-over-year decrease	▼ 65.2% year-over-year decrease

* *Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*

Our Commitment to Sustainable Growth

As global citizens, we are dedicated to making a sustainable, ethical impact while helping feed the world in healthy, responsible ways. In support of our Vision *To sustainably grow by delighting more consumers globally*, we are committed to responsible, sustainable practices extending to each facet of our Company. Our Environmental Social Governance ("ESG") strategy prioritizes the key ESG issues for our business through three pillars:



Healthy Living & Community Support



Environmental Stewardship



Responsible Sourcing

We aim to set ambitious environmental goals, source sustainably, improve the products we sell, and make impactful advancements in communities where we live and work—all with a commitment to transparency. As detailed in our most recent ESG Report, released in October 2022, and highlighted under *Corporate Governance and Board Matters—Environmental Social Governance beginning on page 39*, we made progress and remain on track to achieve our ESG goals. In addition, we are proud to have received a 2022 rating of A (on a scale of AAA to CCC) in the MSCI ESG Ratings assessment, which reflects a steady progression from a rating of BB in 2020.



MSCI names and logos are trademarks or service marks of MSCI. The use by Kraft Heinz of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks, or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Kraft Heinz by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided "as-is" and without warranty.

Spotlight on Diversity, Equity, Inclusion, and Belonging

Driven by our Company Values *We demand diversity*, *We champion great people*, and *We do the right thing*, we welcome everyone to our table. We believe that diverse backgrounds and perspectives represent consumers and make us stronger, more thoughtful, and more innovative and that our diversity, equity, inclusion, and belonging efforts will make a lasting impact for our employees and the marketplace for generations to come.

Our commitments to diversity, equity, inclusion, and belonging have been continuously expanding as part of our multi-year strategy and are focused on four key aims:



REPRESENTATION
Reflecting the geographies in which we live and operate.

COMMUNICATION AND LEARNING
Sharing our journey and enabling diversity, equity, inclusion, and belonging growth for our people.

CULTURE
Cultivating a culture of belonging.

COMMUNITIES
Acting as a catalyst for progress alongside suppliers, customers, and partners.

In 2022, we built on this strategy by focusing on three priority pillars:

Action	Allyship	Storytelling
We action our strategy by focusing on the areas of our business with the most opportunity to enhance representation.	Our company culture is grounded in a deep personal commitment to diversity, equity, inclusion, and belonging. In solidarity and partnership, colleagues of all backgrounds and at every level are expected to lead and act with empathy, humility, and trust.	We communicate our impact, both within our Company and in the diverse communities where we live and work, learning along the way.

Global Inclusion Council

Our Global Inclusion Council drives strategic accountability for results and provides governance, oversight, and reporting on diversity efforts and initiatives. The Council is a critical driver in fostering real organizational change, establishing priorities, and managing integrated and cross-functional initiatives. Council members are:

- **Miguel Patricio**, *Council Chair*, Chief Executive Officer and Chair of the Board
- **Carlos Abrams-Rivera**, Executive Vice President and President, North America
- **Pamay Bassey**, Chief Learning and Diversity Officer
- **Tim Kenesey**, Director
- **Alicia Knapp**, Director
- **Rashida La Lande**, Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer
- **Elio Leoni Sceti**, Director
- **Rafael Oliveira**, Executive Vice President and President, International Markets
- **Melissa Werneck**, Executive Vice President and Global Chief People Officer

Awards and Recognition

As a Company, we are on a journey to make representation and inclusion real. As we continue holding ourselves to a higher standard, to demanding justice and equality, and to helping create a fairer world for all of us, we also are proud of the external recognition we and our people have received for the progress we've made. Recent highlights include:



Bloomberg Gender-Equality Index 2022 and 2023



Forbes 2022 The Best Employers for Women



America's Greatest Workplaces for Diversity 2023 from Newsweek



Forbes 2022 The Best Employers for Veterans



100 score on Human Rights Campaign Corporate Equality Index

2025 Aspirations

Our 2025 aspirations are a starting point in a long journey ahead. We want the voices within our Company to reflect and represent the communities in which we operate as we create our products, design our marketing, and partner with customers and suppliers. By 2025, we are aiming for:



50% of our global management positions filled by women



30% of our salaried U.S. employee population identifying as people of color



top quartile global employee engagement survey results related to diversity, equity, inclusion, and belonging

We provide additional information on our diversity, equity, inclusion, and belonging strategy and progress on our website:



www.kraftheinzcompany.com/diversity-inclusion

The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC.

2023 Voting Roadmap

Voting Matters and Vote Recommendations

	Proposal	Board Recommendation	More Information
1	Election of Directors	✓ **FOR** all nominees	Page 14
2	Advisory Vote to Approve Executive Compensation	✓ **FOR**	Page 58
3	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2023	✓ **FOR**	Page 106
4	Stockholder Proposal – Simple Majority Vote	✗ **AGAINST**	Page 110
5	Stockholder Proposal – Water Risk	✗ **AGAINST**	Page 113
6	Stockholder Proposal – Civil Rights	✗ **AGAINST**	Page 117
7	To transact any other business properly presented at the Annual Meeting		

Vote in Advance



Internet

Visit the website listed on your proxy card, Notice, or voting instruction form.



By Telephone

Call the phone number listed on your proxy card, Notice, or voting instruction form.



By Mail

Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copies of your proxy materials.

Vote at the Annual Meeting



When

11:00 a.m. Eastern Time on Thursday, May 4, 2023



Where

Live webcast at www.virtualshareholdermeeting.com/KHC2023



Access

To access the live webcast Annual Meeting, visit www.virtualshareholdermeeting.com/KHC2023. To participate in the Annual Meeting, vote your shares electronically, and submit questions, you will need the control number included on your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or the instructions that accompanied your proxy materials, or otherwise provided by your bank, broker, or other nominee. For additional information, see Question 17 on page 127.

For additional information about voting, see Question 4 on page 122.

Board of Directors

You are being asked to vote on the following 12 nominees for director. The Board believes that the 2023 nominees possess the appropriate mix of skills, qualifications, and expertise to effectively guide, oversee, and challenge management in the execution of our strategy. Collectively, the nominees represent diverse views, experiences, and backgrounds. The following tables provide summary information regarding our director nominees. For more detailed information, see *Proposal 1. Election of Directors* beginning on page 14.

Name and Current Position	Age	Director Since	Other Current Public Company Boards	Independent	Audit	Compensation	Governance
Miguel Patricio *Chair and Chief Executive Officer* Kraft Heinz	56	2021	None				
John T. Cahill *Vice Chair* Former Chief Executive Officer and Executive Chairman, Kraft Foods Group, Inc.	65	2015	2	✓	👤		👤
John C. Pope *Lead Director* Chairman and Chief Executive Officer, PFI Group LLC	73	2015	2	✓	C	👤	C
Gregory E. Abel *Vice Chair, Non-Insurance Operations and Director*, Berkshire Hathaway Inc.	60	2015	1	✓			
Humberto P. Alfonso *Executive Vice President and Chief Financial Officer*, Information Services Group, Inc.	65	Nominee	1	✓	👤 (1)		
Lori Dickerson Fouché *Former Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions*, TIAA	53	2021	1	✓	👤		👤 (1)
Diane Gherson *Former Senior Vice President and Chief Human Resources Officer*, International Business Machines Corporation (IBM)	66	2022	None	✓		👤	
Timothy Kenesey *President and Chief Executive Officer*, MedPro Group Inc.	55	2020	None	✓		C	
Alicia Knapp *President and Chief Executive Officer*, BHE Renewables, LLC	44	2022	None	✓			👤
Elio Leoni Sceti *Co-Founder, Chief Crafter, and Chairman*, The Craftory	57	2020	2	✓		👤	

Name and Current Position	Age	Director Since	Other Current Public Company Boards	Independent	Kraft Heinz Committee Membership		
					Audit	Compensation	Governance
Susan Mulder *Global Brand President*, Timberland, a subsidiary of VF Corporation	52	2020	None	✔	(2)		
James Park *Vice President and General Manager, Fitbit Business Unit*, Alphabet, Inc.	46	2022	None	✔			

C Committee Chair   Committee Member

(1) If elected or re-elected, the Board expects to make such Committee appointment.

(2) If re-elected, the Board expects Ms. Mulder to step down from the Committee following the Annual Meeting.

Diversity and Independence

We believe the director nominees reflect the importance that the Board places on diversity and independence. The attributes of the director nominees to be elected at the Annual Meeting are:






33% people of color — 4, 8

33% women — 4, 8

average age 58 years — 70s 1, 40s 2, 50s 5, 60s 4

92% independent — 1, 11

For the Nasdaq Board Diversity Matrix, see *Other Information—Diversity Quick Summary* beginning on page 129.

Skills, Expertise, and Experience

We believe the director nominees reflect an appropriate mix of professional expertise and educational backgrounds to establish and maintain a Board that is strong in its collective knowledge. The skills, expertise, and experience of the director nominees to be elected at the Annual Meeting are:

 **8** out of 12 Audit Experience

 **6** out of 12 Consumer Packaged Goods ("CPG") Experience

 **5** out of 12 Disruptive / Digital Experience

 **9** out of 12 Financial Experience

 **10** out of 12 International Business Experience

 **5** out of 12 Legal / Regulatory Experience

 **7** out of 12 Marketing / Sales Experience

 **11** out of 12 Operations Experience

 **8** out of 12 Public Company Leadership Experience

 **12** out of 12 Strategic / Mergers & Acquisitions ("M&A") Experience

For more information, including a skills matrix for our director nominees, see *Proposal 1. Election of Directors— Director Qualifications* beginning on page 14.

Tenure and Refreshment

We believe the director nominees reflect a level of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth.

The Nominating and Corporate Governance Committee (the "Governance Committee") engages in a year-round process to identify and evaluate director candidates along with its regular review of Board and Committee composition. The Board regularly engages in succession planning. Since 2020, we have added eight new directors to the Board. The average tenure of the director nominees to be elected at the Annual Meeting and a history of our Board refreshment are:



Tenure
>5 yrs
3
avg.
3.1
years
9
<5 yrs
2015 Kraft Heinz Merger
3 current directors joined
Gregory E. Abel ✓
John T. Cahill ✓
John C. Pope ✓
2020
3 current directors joined
Timothy Kenesey ✓
Elio Leoni Sceti ✓
Susan Mulder ✓
2021
2 current directors joined
Lori Dickerson Fouché ✓
Miguel Patricio
2022
3 current directors joined
Alicia Knapp ✓
James Park ✓
Diane Gherson ✓
2023
1 new director nominated
Humberto P. Alfonso ✓
✓ Independent

Corporate Governance Strengths

Independence	✓ 11 of 12 independent directors ✓ Independent Lead Director ✓ Regular executive sessions of independent directors ✓ Fully independent Board Committees
Accountability	✓ Annual election of all directors ✓ Simple majority voting standard in uncontested elections ✓ One class of voting stock ✓ Special meetings can be called by the Chief Executive Officer, Chair, Vice Chair, majority of directors, or chair of any committee with the support of at least two other directors
Evaluation and Effectiveness	✓ Annual Board and Committee self-evaluations
Refreshment and Diversity	✓ 33% of director nominees self-identify as people of color and 33% self-identify as women ✓ Average age of director nominees is 58 years ✓ Balance of new and experienced directors, with three new directors added in 2022, one new director nominee for election at the Annual Meeting, and average tenure of 3.1 years for director nominees

Active Board Oversight and Engagement	✔ Robust oversight of risks related to the Company's business, including ESG risks
	✔ Directors attended an average of 97% of Board and Committee meetings in 2022; Chair, Vice Chair, and Lead Director attended 100% of Board and Committee Meetings in 2022
	✔ Our policy regarding director time commitments limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)
Alignment with Stockholder Interests	✔ Executive officer and independent director stock ownership requirements
	✔ Double-trigger cash severance
	✔ No poison pill
Compensation Policies	✔ Clawback policy
	✔ Anti-hedging policy
	✔ Anti-pledging policy
Stockholder Rights	✔ Annual say-on-pay advisory votes
	✔ Call a special meeting at a 20% threshold
	✔ Act by written consent
Robust Stockholder Engagement Program	✔ Proactive year-round engagement with stockholders
	✔ Incorporation of stockholder input in our strategies and programs, including our executive compensation program

Executive Compensation Highlights

We ask our stockholders annually to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"). Our Board, primarily through the Compensation Committee, defines and oversees our executive compensation program, which is based on a pay-for-performance philosophy and designed to accomplish the following goals through ownership, ambition, and meritocracy:



Reward financial and operational performance



Place a significant portion of compensation at risk based on achievement of performance goals



Align the interests of the NEOs with those of our stockholders



Attract, engage, and incentivize highly skilled and performance-oriented talent

Consistent with these goals, our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)). The framework is designed to link a significant portion of each NEO's compensation to their individual performance and Kraft Heinz's performance, including the ambitious nature of the performance targets set versus the strategic plan and above market expectations. Our compensation elements are designed to work together to recognize above median performance, continue to drive value creation, and align our employee's interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected/actual achieved performance relative to our peers. In line with our pay-for-performance

philosophy, we generally do not offer enhanced benefits or significant perquisites to our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and actual total compensation is in line with peer practice.

Please see *Compensation Discussion and Analysis* beginning on page 59 and the related *Executive Compensation Tables* beginning on page 84 for additional details about our executive compensation program, including information about our NEOs' compensation for our 2022 fiscal year.

2022 Target Compensation Mix



CEO(1)

Base Salary
7%
Performance Bonus Plan at Target
21%
PSUs
45%
RSUs
27%
66%
Performance-Based and/or at Risk

Other NEOs(2)

RSUs
28%
Option Awards
<1%
PSUs
37%
Base Salary
12%
Performance Bonus Plan at Target
23%
60%
Performance-Based and/or at Risk

(1) Equity award values for Mr. Patricio reflect the pro-rata 2022 value of his sign-on new hire awards granted in August 2019 and annualized over the vesting period of each award (three or four years).

(2) Equity award values for Mr. Abrams-Rivera reflect the pro-rata 2022 value of his sign-on new hire awards granted in March 2020 and annualized over four years.

Recent Compensation Program Changes in Response to Stockholder Feedback

The Compensation Committee continually evaluates our executive compensation programs and structure to enable us to attract, engage, and incentivize our NEOs and align compensation with individual and Company performance, consistent with our strategy and culture of meritocracy. We met with our 13 largest stockholders to share perspective and receive feedback on key areas of interest and concern. In 2022 and 2023, we refined our compensation programs in direct response to feedback from stockholders and made the following changes effective in 2023:

Increased percentage of Performance Share Units ("PSUs") in the annual equity award mix to 70% and removed stock options

Lengthened vesting periods for PSUs and Restricted Stock Units ("RSUs") in the annual equity award

Added Company-specific financial metrics to PSUs aligned with our long-term growth targets

Introduced negative total shareholder return ("TSR") cap for PSU awards

Aligned CEO compensation structure with our other NEOs and improved relative position to peers

For additional information on our stockholder engagement efforts and our responses to recent stockholder feedback, see *Corporate Governance and Board Matters—Stockholder Engagement* beginning on page 43. For additional information on changes to our compensation program for 2023, see *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 79.

Auditors

PricewaterhouseCoopers LLP ("PwC") has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger (defined on page 35) since 1979. We are asking our stockholders to ratify the selection of PwC as our independent auditors for the fiscal year ending December 30, 2023. For additional information, see *Proposal 3. Ratification of the Selection of Independent Auditors* beginning on page 106.

 # Proposal 1. Election of Directors

At the recommendation of the Governance Committee, the Board has nominated the 12 directors listed below for election at the Annual Meeting. If elected, the directors will serve for a one-year term expiring at the 2024 Annual Meeting of Stockholders or until their successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. Eleven of the director nominees are current directors. Ten of the directors were elected by Kraft Heinz stockholders at our 2022 Annual Meeting of Stockholders. The Board appointed Ms. Gherson, effective November 3, 2022, following the departure of João M. Castro-Neves effective July 15, 2022, as previously disclosed. The Board is also nominating one new director nominee for election at the Annual Meeting: Humberto P. Alfonso.

Director Qualifications

The Governance Committee works with the Board to determine the appropriate mix of characteristics, skills, and experience for the Board as a whole and for individual directors, including to help meet specific Board needs. The Governance Committee takes into account many factors with the objective of recruiting and recommending a slate of directors that can best perpetuate Kraft Heinz's success and represent stockholder interests through the exercise of sound judgment, using its diversity of experience. These factors include:

Factors	Considerations
Skills, Expertise, and Experience	• The Governance Committee seeks director nominees with the mix of professional expertise and educational backgrounds to establish and maintain a Board that is strong in its collective knowledge. The Governance Committee considers nominees' general understanding of the varied disciplines relevant to the success of a large, publicly traded company in today's business environment, including the areas of: ○ disruptive/digital ○ technology ○ accounting ○ manufacturing ○ understanding of our businesses and markets ○ finance ○ marketing ○ compensation/human capital
Diversity	• Although the Board does not have a specific diversity policy, the Governance Committee believes that diversity offers a significant benefit to the Board and Kraft Heinz, as varying viewpoints contribute to a more informed and effective decision-making process. The Governance Committee actively seeks to achieve a diversity of occupational and personal backgrounds on the Board, including diversity with respect to gender, race, ethnic and national background, geography, age, and sexual orientation, and evaluates each individual nominee and director in the context of the Board as a whole. The Board also evaluates its diversity as part of its annual self-evaluation process. • We believe the composition of the Board reflects those efforts and the importance of diversity to the Board. This year, the attributes of our director nominees include:



33% PEOPLE OF COLOR   **33%** WOMEN   AVERAGE AGE **58** YEARS

For the Nasdaq Board Diversity Matrix, see *Other Information—Diversity Quick Summary* beginning on page 129.

Factors	Considerations
Commitment	• The Governance Committee considers a director nominee's ability to devote sufficient time and effort to fulfill their Kraft Heinz responsibilities, taking into account the individual's other commitments. Our policy regarding director time commitments limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz). • In addition, in determining whether to recommend a director for re-election, the Governance Committee considers the director's attendance at Board and Committee meetings and participation in, and contributions to, Board and Committee activities. • All of our director nominees are in compliance with our policy regarding director time commitments. In 2022, our directors attended an average of 97% of Board and Committee meetings, and our Chair, Vice Chair, and Lead Director attended 100% of Board and Committee Meetings.
Independence	• The Board considers whether a nominee meets various independence requirements applicable to Kraft Heinz directors, including whether a nominee's service on boards and committees of other organizations is consistent with our conflicts of interest policy. Eleven of our 12 director nominees are independent.
Tenure and Refreshment	• The Board considers the mix of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth. • We have added eight current directors to our Board since 2020, including three in 2022, and the Board has nominated one new director for election at the Annual Meeting. • The average tenure of our director nominees is 3.1 years.



97% MEETING ATENDANCE



1
11

92% INDEPENDENT



>5 years
3
9
<5 years

3.1 YEARS AVERAGE TENURE

The Board has carefully considered whether the slate of director nominees, individually and as a whole, fulfills these objectives for Board composition. All the director nominees satisfy the criteria set forth in our Corporate Governance Guidelines. The director nominees collectively have the key skills, expertise, and experience set forth in the matrix below.

Skills, Expertise, and Experience

Directors	Audit	CPG	Disruptive/ Digital	Financial	International	Legal/ Regulatory	Marketing/ Sales	Operations	Public Company Leadership	Strategic/ M&A
Miguel Patricio *Chair and CEO*		✓	✓		✓		✓	✓	✓	✓
John T. Cahill *Vice Chair*	✓	✓		✓	✓			✓	✓	✓
John C. Pope *Lead Director*	✓	✓		✓	✓	✓		✓	✓	✓
Gregory E. Abel	✓			✓	✓	✓		✓	✓	✓
Humberto P. Alfonso	✓	✓		✓	✓		✓		✓	✓
Lori Dickerson Fouché	✓			✓		✓	✓	✓		✓
Diane Gherson			✓		✓			✓	✓	✓
Timothy Kenesey	✓			✓	✓	✓		✓		✓
Alicia Knapp				✓	✓	✓	✓	✓		✓
Elio Leoni Sceti	✓	✓	✓		✓		✓	✓	✓	✓
Susan Mulder	✓	✓	✓	✓			✓	✓		✓
James Park			✓	✓	✓		✓	✓	✓	✓
Number of Directors	8	6	5	9	10	5	7	11	8	12
% of Board	67%	50%	42%	75%	83%	42%	58%	92%	67%	100%

For additional information regarding voting arrangements with respect to certain director nominees affiliated with Berkshire Hathaway Inc. ("Berkshire Hathaway"), see under *Corporate Governance and Board Matters—Related Person Transactions—Shareholders' Agreement* beginning on page 35.

Director Nominee Biographies

The director nominee biographies that follow summarize the key experience and expertise the director nominees bring to the Kraft Heinz Board. The Board believes the director nominees are highly qualified and collectively have a mix of skills and qualifications to provide leadership, counsel, and oversight to the Company and management to advance our strategy and deliver value to stockholders.

Each of the director nominees included in this Proxy Statement has consented to being named as a nominee and has accepted the nomination and agreed to serve as a director if elected by our stockholders. The Board believes that each nominee will be able and willing to serve if elected as a director. However, if any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.



MIGUEL PATRICIO
Chair and Chief Executive Officer

Age 56

Director since May 2021

Committees
None

Other Current Public Company Boards None

Key Qualifications
Mr. Patricio brings to the Board deep consumer goods industry and leadership experience as well as his unique perspective as our Chief Executive Officer.

Career Highlights
- **Kraft Heinz**
  - Chief Executive Officer (June 2019 to present)
  - Chair of the Board (May 2022 to present)
- **Anheuser-Busch InBev SA/NV** ("AB InBev"), a multinational drink and brewing holdings company
  - Chief of Special Global Projects – Marketing (January 2019 to June 2019)
  - Chief Marketing Officer (2012 to December 2018)
  - Various zone president and marketing leadership positions (2005 to 2012)
- **Companhia de Bebidas das Americas S.A.** ("Ambev"), a Brazilian brewing company and predecessor of AB InBev
  - Chief Marketing Officer (1999 to 2004)
- **Philip Morris Companies Inc.**, an international tobacco company
  - Vice President, Marketing (1997 to 1999)
- **The Coca-Cola Company**, a global beverage company
  - Global Marketing Director (1996 to 1997)
- **Johnson & Johnson**, a pharmaceutical and medical device company
  - Global Marketing Director (1989 to 1995)

Other Current Public Company Boards
- None

Other Current and Prior Boards
- None



JOHN T. CAHILL
Vice Chair

✔ **Independent**

Age 65

Director and Vice-Chair since July 2015

Committees

 Audit

 Governance

Other Current Public Company Boards 2

Key Qualifications

Mr. Cahill brings to the Board extensive experience in the food and beverage industry, global leadership, operating, marketing, and product development experience.

Career Highlights

- **Kraft Foods Group, Inc.**, one of our predecessor companies
  - Chief Executive Officer (2014 to 2015)
  - Executive Chairman (2012 to 2014)
- **Mondelēz International, Inc.** ("Mondelēz"), a food and beverage company and former parent of Kraft Foods Group, Inc.
  - Executive Chairman Designate, North American Grocery (2012)
- **Ripplewood Holdings LLC**, a private equity firm
  - Industrial Partner (2008 to 2011)
- **PepsiCo, Inc.**, a global food and beverage company, and affiliates
  - Various executive and senior financial positions (1989 to 2007)

Other Current Public Company Boards

- **Colgate-Palmolive Company**, a global consumer products company
  - Director (2005 to present)
- **American Airlines Group**, an airline holding company
  - Lead Independent Director (2013 to present)

Other Current and Prior Boards

- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Legg Mason, Inc.**, a financial services holding company (2010 to 2014)

JOHN C. POPE
Lead Director

✓ **Independent**

Age 73

Director since July 2015

Lead Director since
January 2021

Committees

🔍 Audit (Chair)

💵 Compensation

🏛 Governance (Chair)

**Other Current Public
Company Boards** 2

Key Qualifications

Mr. Pope brings to the Board extensive accounting and financial expertise, as well as valuable leadership, operating, marketing, and international experience.

Career Highlights

- **PFI Group LLC**, a financial management firm
  - Chairman and Chief Executive Officer (1994 to present)
- **United Airlines**, a U.S.-based airline, and its parent, **UAL Corporation**
  - Various executive positions in operations, finance, and marketing (1988 to 1994)

Other Current Public Company Boards

- **Waste Management, Inc.**, a provider of comprehensive waste management services
  - Director (1997 to present); Chairman of the Board (2004 to 2011)
- **Talgo S.A.**, a railcar manufacturer
  - Director (2015 to present)

Other Current and Prior Boards

- **R. R. Donnelley & Sons Company**, a marketing and business communication company (1996 to February 2022)
- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Kraft Foods Inc.** (now Mondelēz) (2001 to 2012)
- **Con-way, Inc.**, multinational freight transportation and logistics company (2003 to 2015)
- **Dollar Thrifty Automotive Group, Inc.**, a car rental company (1997 to 2012)

GREGORY E. ABEL

✓ **Independent**

Age 60

Director since July 2015

Committees
None

**Other Current Public
Company Boards** 1

Key Qualifications

Mr. Abel brings to the Board extensive experience in regulated industries and mergers and acquisitions, as well as valuable leadership, operational, financial, and international experience.

Career Highlights

- **Berkshire Hathaway Inc.**, a diversified global holding company
  - Vice Chair, Non-Insurance Operations (January 2018 to present)
- **Berkshire Hathaway Energy Company**, a global holding company that owns diversified businesses engaged primarily in the energy industry
  - Chief Executive Officer (2008 to January 2018)
  - President (1998 to January 2018)

Other Current Public Company Boards

- **Berkshire Hathaway Inc.**
  - Director (January 2018 to present)

Other Current and Prior Boards

- **Berkshire Hathaway Energy Company** (2011 to present)
- **H.J. Heinz Holding Corporation**, one of our predecessor companies (2013 to 2015)
- **HomeServices of America Inc.**, a residential real estate services company and subsidiary of Berkshire Hathaway Inc. (previously Homeservices.com Inc.) (1999 to October 2020)



HUMBERTO P. ALFONSO

✔ **Independent**

Age 65

New director nominee

Committees

 Audit*

Other Current Public Company Boards 1

* If elected, the Board expects to appoint Mr. Alfonso to the Committee.

Key Qualifications

Mr. Alfonso brings to the Board deep financial management and public company accounting experience, as well as valuable experience in the CPG industry, public company leadership, and strategy.

Career Highlights

- **Information Services Group, Inc.**, a global technology research and advisory firm
  - Executive Vice President and Chief Financial Officer (June 2021 to present)
- **Yowie Group Ltd.** ("Yowie Group"), a global brand licensing company specializing in children's consumer products
  - Chief Executive Officer, Global (2016 to January 2018)
- **The Hershey Company**, a global confectionary and snack products company
  - President, International (2013 to 2015)
  - Executive Vice President, Chief Financial Officer and Chief Administrative Officer (2011 to 2013)
  - Senior Vice President, Chief Financial Officer (2007 to 2011)
  - Vice President, Finance and Planning, North American Commercial Group (2006 to 2007)
  - Vice President, Finance and Planning, U.S. Commercial Group (2006)
- **Cadbury Schweppes PLC**, a multinational confectionary company
  - Executive Vice President and Chief Financial Officer of Cadbury Schweppes Americas Beverages (2005 to 2006)
  - Vice President Finance, Global Supply Chain of Cadbury Schweppes (London, UK) (2003 to 2005)
- **Pfizer, Inc.**, a global pharmaceutical company
  - Vice President and Chief Financial Officer (2000 to 2003)
- **Warner-Lambert Company**, a pharmaceutical company (acquired by Pfizer, Inc. in 2000)
  - Various financial positions (1983 to 2000)

Other Current Public Company Boards

- **Eastman Chemical Company**, a specialty chemical company
  - Director (2011 to present)

Other Current and Prior Boards

- **Yowie Group** (2017 to 2018)



LORI DICKERSON FOUCHÉ

✓ **Independent**

Age 53

Director since May 2021

Committees

 Audit

 Governance*

Other Current Public Company Boards 1

* If re-elected, the Board expects to appoint Ms. Fouché to the Committee.

Qualifications

Ms. Fouché brings to the Board seasoned financial expertise, deep experience in the financial services industry, and valuable leadership, operating, and marketing experience.

Career Highlights

- **TIAA**, a financial services firm
  - ○ Senior Executive Vice President and Advisor to the Chief Executive Officer (June 2020 to December 2020)
  - ○ Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions (August 2018 to June 2020)
- **Prudential Financial, Inc.** ("Prudential"), a financial services firm
  - ○ Group Head of Individual Solutions (July 2017 to August 2018)
  - ○ President of Prudential Annuities (2015 to July 2017)
  - ○ Chief Executive Officer, Prudential Group Insurance (2014 to 2015)

Other Current Public Company Boards

- **Hippo Holdings Inc.**, and its predecessor Hippo Enterprises Inc., a property insurance company
  - ○ Director (May 2021 to present)

Other Current and Prior Boards

- **Gusto Inc.**, a private payroll, benefits, and human resource management software provider (October 2021 to present)
- **Princeton University Board of Trustees** (September 2021 to present; 2015 to June 2019)



DIANE GHERSON

✓ **Independent**

Age 66

Director since
November 2022

Committees

💵 Compensation

**Other Current Public
Company
Boards** None

Key Qualifications

Ms. Gherson brings to the Board extensive expertise in human resources, compensation, and oversight of diversity and inclusion, as well as valuable experience in corporate transformations and operations.

Career Highlights

- **Harvard Business School**
  - Senior Lecturer (July 2021 to present)
- **International Business Machines Corporation** ("IBM"), a global technology company
  - Senior Vice President and Special Advisor to the Chief Executive Officer (September 2020 to December 2020)
  - Senior Vice President and Chief Human Resources Officer (2017 to August 2020)
  - Senior Vice President, Human Resources (2013 to 2017)
  - Various senior leadership positions in human resources, talent, and compensation and benefits (2002 to 2013)
- **Willis Towers Watson**
  - Principal and Global Practice Leader (1997 to 2002)
  - Principal (1994 to 1997)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **National Academy of Human Resources** (January 2019 to present)
- **Ping Identity Holding Corp.**, a provider of enterprise intelligent identity solutions (February 2021 to October 2022, when it was acquired and taken private by Thoma Bravo)



TIMOTHY KENESEY

✓ **Independent**

Age 55

Director since January 2020

Committees

💵 Compensation (Chair)

**Other Current Public
Company Boards** None

Key Qualifications

Mr. Kenesey brings to the Board important insights into creating long-term profitable growth, operations, mergers and acquisitions, risk management, and financial reporting.

Career Highlights

- **MedPro Group Inc.**, a healthcare liability insurance company and subsidiary of Berkshire Hathaway Inc.
  - President and Chief Executive Officer, (2001 to present)
- **General Electric Company**, an industrial technology company
  - Senior Vice President of GE Insurance (2000)
  - Global Business Development Manager of GE Healthcare (1998 to 1999)
- **Sidley Austin LLP**, a global law firm
  - Attorney focused on mergers and acquisitions and corporate finance (1993 to 1997)
- **KPMG LLP**, an accounting firm
  - Audit and Tax Accountant (1989 to 1990)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **Fechheimer Brothers**, a public safety uniform and apparel company and subsidiary of Berkshire Hathaway Inc. (2007 to present)
- Various other smaller insurance subsidiaries of Berkshire Hathaway Inc.



ALICIA KNAPP

✔ **Independent**

Age 44

Director since May 2022

Committees

 Governance

Other Current Public Company Boards None

Key Qualifications

Ms. Knapp brings to the Board deep experience as a strategic leader, particularly in renewable energy and sustainability, and significant operational, risk management, and financial acumen.

Career Highlights

- **BHE Renewables, LLC** ("BHE Renewables"), a renewable energy company and subsidiary of Berkshire Hathaway Inc.
  - o President and Chief Executive Officer (December 2020 to present)
- **MidAmerican Energy Company** ("MidAmerican Energy"), an energy company providing electric and natural gas service and subsidiary of Berkshire Hathaway Inc.
  - o Vice President, Renewable Generation (May 2020 to December 2020)
  - o Vice President, Gas Delivery (October 2018 to May 2020)
  - o General Manager, Gas Operations (January 2018 to October 2018)
- **BHE Renewables**
  - o General Manager (August 2017 to January 2018)
  - o Project Manager (2012 to August 2017)
- **MidAmerican Energy**
  - o Project Manager, Nuclear (2010 to 2012)
  - o Various positions in risk management and energy trading (2001 to 2010)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- None



ELIO LEONI SCETI

✔ **Independent**

Age 57

Director since May 2020

Committees

 Compensation

Other Current Public Company Boards 2

Key Qualifications

Mr. Leoni Sceti brings to the Board deep experience in the consumer goods sector, operations, marketing, product development, and disruptive and digital areas.

Career Highlights

- **The Craftory**, a global investment house for purpose-driven CPG challenger brands
  - Co-Founder, Chief Crafter, and Chairman (May 2018 to present)
- Active investor in and advisor to early-stage tech companies (2010 to present)
- **Iglo Group**, a frozen food company whose brands include Birds Eye, Findus, and Iglo
  - Chief Executive Officer (2013 to 2015)
- **EMI Group**, a global music company
  - Chief Executive Officer (2008 to 2010)
- **Reckitt Benckiser Group plc**, a home, health and personal care products company
  - Executive Vice President and Head of the European Operations (2006 to 2008)
  - Executive Vice President and Chief Marketing Officer, Global Head of Innovation (2001 to 2005)
  - Various marketing and management positions (1992 to 2001)
- **Procter & Gamble Company**, a CPG company
  - Various marketing positions (1988 to 1992)

Other Current Public Company Boards

- **Barry Callebaut AG**, a global chocolate and cocoa products manufacturer
  - Director (December 2017 to present)
- **AB InBev**
  - Independent Director (2014 to present)

Other Current and Prior Boards

- **LSG Holdings Limited**, an investment management company (2011 to present)
- Various portfolio companies of The Craftory
- **Room to Read, UK Board**, a charitable organization promoting education and gender equality (April 2019 to present)
- **One Young World, Board of Trustees**, a global forum for young leaders from over 190 countries (2011 to present)



SUSAN MULDER

✔ **Independent**

Age 52

Director since May 2020

Committees

 Audit*

 Governance

Other Current Public Company Boards None

If re-elected, the Board expects Ms. Mulder to step down from the Committee.

Key Qualifications

Ms. Mulder brings to the Board extensive experience in the consumer goods and retail sectors and direct-to-consumer e-commerce as well as knowledge of corporate governance and finance.

Career Highlights

- **Timberland**, an outdoor lifestyle brand and subsidiary of VF Corporation
  - Global Brand President (April 2021 to present)
- **Equality Asset Management**, a private equity firm
  - Advisor (July 2018 to November 2022)
- **Nic & Zoe Co.**, a women's apparel company
  - Chief Executive Officer and Director (2012 to April 2021)
- **McKinsey & Company**, a global management consulting firm
  - Senior Partner, specializing in marketing and organization (1996 to 2012)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **Sally Beauty Holdings, Inc.** (2014 to January 2022)
- **Boston Children's Hospital Philanthropic Board of Advisors** (2005 to December 2021)



JAMES PARK

✔ **Independent**

Age 46

Director since May 2022

Committees

 Compensation

Other Current Public Company Boards None

Key Qualifications

Mr. Park brings to the Board deep expertise in technology and digital capabilities, as well as valuable experience in mergers and acquisitions and public company leadership.

Career Highlights

- **Google LLC** ("Google"), a subsidiary of Alphabet Inc., a global technology company
  - ○ Vice President and General Manager, Fitbit (February 2021 to present)
- **Fitbit, Inc.**, a connected health and fitness company (acquired by Google in January 2021)
  - ○ Chairman (2015 to January 2021)
  - ○ Co-Founder, President, Chief Executive Officer, and Director (2007 to January 2021)
- **CNET Networks, Inc.** ("CNET"), an online media company
  - ○ Director of Product Development (2005 to 2007)
- **Wind-Up Labs, Inc.**, an online photo sharing company (acquired by CNET in 2005)
  - ○ President and Co-Founder (2002 to 2005)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **Fitbit, Inc.** (2007 to January 2021)

Recommendation

☑ **The Board recommends that stockholders vote FOR each of the director nominees named for election in this Proxy Statement.**



Corporate Governance and Board Matters

The Board is responsible for fostering our long-term success consistent with its responsibility to Kraft Heinz and our stockholders. The Board believes that strong corporate governance is essential to our success and the Board's fulfillment of its responsibilities of oversight and guidance. We have adopted a number of corporate governance practices to promote and enhance the Board's independent leadership, accountability, and oversight.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that articulate our governance philosophy, practices, and key policies, including:

- the Board's role, responsibilities, and structure
- the establishment and responsibilities of the Committees of the Board
- executive and director performance evaluations
- succession planning
- environmental, social, and governance

The Governance Committee reviews the Corporate Governance Guidelines annually and recommends any changes to the Board.

Codes of Conduct

We have a Code of Business Conduct and Ethics for Non-Employee Directors applicable to our non-employee directors and a Code of Conduct applicable to our employees (including our NEOs) and contingent and contract workers (together, the "Codes of Conduct"). The Codes of Conduct reflect our values and are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws, rules, and regulations, confidentiality of our proprietary information, and accountability. Our directors, employees, contingent and contract workers, partners, suppliers, and customers, as well as consumers can ask questions about our Codes of Conduct and other ethics and compliance issues, or report potential violations, through our Ethics Helpline, online or by phone, which is operated by an independent and multilingual third-party reporting specialist.

The Codes of Conduct are available on our website as provided under *Corporate Governance Materials Available on Our Website* on page 28. In the event we amend or waive any of the provisions of the Codes of Conduct applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, or controller, we also intend to disclose such actions, as required, on our website.

Corporate Governance Materials Available on Our Website

The following policies and Committee charters can be found on our website:

- Corporate Governance Guidelines
- Committee Charters
- Codes of Conduct

To view these documents, visit ir.kraftheinzcompany.com and click on "Corporate Governance" tab. *The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC.*

In addition, we will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, Committee Charters, or Codes of Conduct to any stockholder requesting a copy.	Requests should be directed to:  The Kraft Heinz Company Attention: Corporate Secretary 200 East Randolph Street Suite 7600 Chicago, Illinois 60601

Key Corporate Governance Practices

Leadership

✓ **Leadership Structure**

We have a combined Chair and Chief Executive Officer role as well as a Vice Chair and Lead Director who are each independent, unaffiliated with our significant stockholders, and have clearly defined and robust responsibilities.

✓ **Executive Sessions**

At each Board meeting, our directors meet without our Chief Executive Officer or any other members of management present to discuss issues important to Kraft Heinz, including any matters regarding management.

✓ **Special Meetings of the Board**

Our Amended and Restated By-Laws ("By-Laws") allow our Chief Executive Officer, Chair, Vice Chair, majority of directors, or Chair of any Committee with the support of at least two other directors to call special meetings of the Board.

✓ **Annual Performance Evaluations**

The Governance Committee develops and oversees an annual evaluation process for the Board and all Committees of the Board.

✓ **Director Time Commitments**

We maintain a policy that limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)

Stockholder Interests

✓ **Majority Voting in Director Elections**

Our By-Laws provide that in uncontested elections director nominees must be elected by a majority of the votes cast.

✓ **Annual Election of Directors**

Our stockholders vote to elect all directors annually.

✓ **Stock Ownership Requirements**

Our stock ownership requirements are designed to align executive officers' and directors' interests with those of stockholders.

✓ **Annual Say-on-Pay Votes**

We solicit stockholders' advisory vote on executive compensation annually.

✓ **Proactive Year-Round Engagement with Stockholders**

We reach out to our largest stockholders for engagement in the fall, in advance of our annual review of governance best practices, and in the spring, in advance of our Annual Meeting. In addition, we engage with investors and other stakeholders on an ongoing basis regarding various matters, including ESG.

✓ **Special Meetings of Stockholders**

Our By-Laws allow stockholders of record of at least 20% of the voting power of our outstanding stock to call a special meeting of stockholders.

✓ **Stockholder Action by Written Consent**

Our Certificate of Incorporation allows stockholder action by written consent if signed by holders of not less than the minimum number of shares necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted.

Board Leadership Structure

The Board's current leadership structure consists of a Chair, Vice Chair, and Lead Director.

CHAIR AND CEO	✔ INDEPENDENT VICE CHAIR
Miguel Patricio	**John T. Cahill**
The Chair of the Board is responsible for facilitating a highly functioning and effective Board, providing overall leadership, and encouraging open communications.	The Vice Chair of the Board assists the Chair, serves as chair when the Chair and Lead Director are unable to attend a meeting, and approves Board meeting agendas.

✔ INDEPENDENT LEAD DIRECTOR

John C. Pope

The Lead Director:

- Approves Board meeting agendas, meeting schedules, and other information sent to the Board

- Presides at all meetings at which the Chair is not present, including executive sessions of the independent directors at each regularly scheduled Board meeting, and, as appropriate, informs the Chair of the issues considered and decisions reached

- Serves as a Board representative for communication with our stockholders, as appropriate

- Serves as liaison between the Chair and the independent directors

- Has the authority to call meetings of (i) the independent directors and (ii) the directors unaffiliated with Berkshire Hathaway

- Serves as an ex officio member of all Board Committees of which the Lead Director is not otherwise a member

- Performs such other duties as the Board may from time-to-time delegate

The Board periodically evaluates our leadership structure based upon our best interests and particular circumstances at the time. The Board believes that its decision on leadership structure should be based on the particular composition of the Board, including the tenure and skill sets of the individual directors and the Board as a whole, and the needs and opportunities of Kraft Heinz over time. When determining the leadership structure that will allow the Board to effectively carry out its responsibilities and best represent our stockholders' interests, the Board considers various factors, including our specific business and long-term strategic needs, our operating and financial performance, industry conditions, the economic and regulatory environment, Board annual self-evaluations, advantages and disadvantages of alternative leadership structures, and our corporate governance practices generally.

In 2021, as part of its periodic evaluation of our leadership structure, the Board appointed Mr. Pope as independent Lead Director to help ensure continued robust independent leadership of the Board. In nominating Mr. Pope as our independent Lead Director, the Board considered his deep understanding of our business and industry and determined that Mr. Pope is well positioned to provide constructive, independent, and informed guidance and oversight to management.

In 2022, following the retirement of our then Chair, the Board decided to combine the roles of Chair and Chief Executive Officer and appoint Mr. Patricio to the role, effective May 2022. The Board thoroughly considered a range of factors, including, among others, our strategic priorities, the complexity and global nature of our business, Mr. Patricio's knowledge of the industry, the various capabilities of our directors, the highly independent composition of the Board, the meaningful responsibilities of the independent Lead Director, and the current environment of our industry. The Board has a high level of confidence in Mr. Patricio's leadership and ability to work closely and transparently with our independent directors. Moreover, the Board believes that, in the role of Chair and Chief Executive Officer, Mr. Patricio is best positioned to be aware of key issues facing Kraft Heinz and to serve as a highly effective bridge between the Board and management. The Board concluded that a combined Chair and Chief Executive Officer role together with the strong independent leadership provided by our Lead Director, Vice Chair, and each of the three standing Board Committees, which consist solely of, and are chaired by, independent directors, provides an appropriate balance between effective independent oversight and strong, consistent leadership to drive execution of our enterprise strategy. Accordingly, the Board believes this structure serves the best interests of Kraft Heinz and our stockholders at this time.

The Board has not adopted a formal policy regarding the need to separate or combine the offices of Chair of the Board and Chief Executive Officer. We continue to believe it is important that the Board retains the discretion to determine the leadership structure that best serves the long-term interests of Kraft Heinz in the future, including separating the Chair and Chief Executive Officer roles as the Board deems appropriate. From time to time, the Board may determine that it is appropriate to nominate members of management to the Board, including the Chief Executive Officer. Our current Chief Executive Officer was initially elected to serve as a director at our 2021 Annual Meeting of Stockholders and is nominated for re-election at the Annual Meeting.

Annual Board and Committee Evaluations

The Board believes director evaluations are a critical component of its effectiveness and continuous improvement and an essential practice of good corporate governance. The Board conducts an evaluation of its performance and effectiveness, as well as that of its three standing Committees, on an annual basis. The purpose of the evaluations is to identify ways to enhance the overall effectiveness of the Board and its Committees and to track progress. The Governance Committee is responsible for developing, recommending to the Board, and overseeing the annual self-evaluation process of the Board and each of its Committees.



1

PROCESS REVIEW

The process, including the method of evaluation, is reviewed by the Governance Committee, with recommendations from the Corporate Secretary's team, annually. Updates are made as appropriate and consistent with the current Board structure and responsibilities, Company strategy and processes, and best practices.

2

EVALUATION

Directors are asked to complete an individual evaluation for the Board and each Committee on which they serve. The evaluations are designed to address significant responsibilities and processes key to Board effectiveness and include open-ended questions and space for candid commentary.

TOPICS COVERED IN 2022

- Board efficiency and overall effectiveness
- Board and Committee structure and composition
- Satisfaction with the performance of the Board and Committee Chairs
- Board member access to members of senior management
- Quality of discussion
- Quality and clarity of materials presented to directors
- Satisfaction with the frequency and format of meetings and time allocations
- Board dynamics and culture
- Skills and qualifications of individual directors
- Individual director performance and engagement
- Oversight of key strategy and risks

3

SUMMARY OF EVALUATIONS

Evaluation responses and feedback are aggregated, with feedback anonymized and comments included verbatim. Reports summarizing feedback, including responses and highlights of key themes, are produced for the Board and each Committee.

4

REVIEW AND DISCUSSION

The results of the evaluations are shared with the full Board and each Committee for review and discussion. The Governance Committee reviews the results of the evaluations for all Committees and the full Board and considers recommendations for changes and areas of improvement.

5

FEEDBACK INCORPORATED

The Chair of the Governance Committee shares results of the Committee's review and recommendations with the full Board for action.

Director Orientation

We engage each new director in an orientation program that includes:

- Background on Kraft Heinz, including financial position and strategic plans

- Briefing on key issues and risks facing the Company and industry

- Meetings with senior management

- Overviews of significant financial, accounting, and risk management policies, as appropriate, and Codes of Conduct

In addition, directors are welcome to attend meetings of Committees of which they are not a member. Directors also have unrestricted access to management and are encouraged to meet with management to enhance their understanding of our strategy and business.

Independence

The Corporate Governance Guidelines require that a majority of our directors meet the independence requirements of The Nasdaq Stock Market LLC ("Nasdaq"). For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft Heinz that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. The Board determined that, under Nasdaq rules, the following director nominees are independent:

• Mr. Abel	• Ms. Fouché	• Ms. Knapp	• Mr. Park	
• Mr. Alfonso	• Ms. Gherson	• Mr. Leoni Sceti	• Mr. Pope	
• Mr. Cahill	• Mr. Kenesey	• Ms. Mulder		

Alexandre Behring and Alexandre Van Damme, who decided not to stand for re-election at our 2022 Annual Meeting of Stockholders, and João M. Castro-Neves, who stepped down effective July 15, 2022, were also determined to be independent during the periods in which they served. Mr. Cahill, the former Chief Executive Officer of Kraft and former consultant to Kraft Heinz, was determined to be independent effective August 17, 2022. In assessing Mr. Cahill's independence in 2022, the Board took into account that Mr. Cahill stepped down as Chief Executive Officer of Kraft, one of our predecessor companies, in 2015, last provided consulting services to Kraft Heinz in July 2019, and received a grant of stock options in August 2019 in connection with the termination of his consulting agreement. Mr. Patricio, our Chief Executive Officer, is not independent.

In conducting its evaluations of Mr. Abel, Mr. Kenesey, and Ms. Knapp, the Board considered each individual's affiliation with Berkshire Hathaway, which held approximately 26.5% of our outstanding common stock as of March 6, 2023, and its subsidiaries. The Board found that such affiliations and directorships were in compliance with our conflict of interest policies.

Director Service on Other Public Company Boards

The Board believes that service on the boards of other public companies provides directors with knowledge and experience in governance and leadership that is valuable to Kraft Heinz. The Board also recognizes that public board service requires significant time and effort and that it is critical to the success of the Company that directors have the ability to dedicate sufficient time and attention to their Kraft Heinz Board responsibilities. In 2022, the Board reviewed its policy regarding director time commitments, taking into consideration the policies of our largest stockholders, and amended our Corporate Governance Guidelines to reduce the number of boards on which a director or public company CEO can serve. Our Corporate Governance Guidelines:

- Limit directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)
- Require that the Board determine whether simultaneous service on more than three public company audit committees (including Kraft Heinz) impairs a director's ability to serve effectively on our Audit Committee
- Establish an expectation that directors consult with the Chair, the Lead Director, and the Chair of the Governance Committee before accepting an offer to serve on another public company board or as a member of the audit committee of another public company
- Require the Governance Committee to take into account the nature and extent of a director's other commitments when determining whether it is appropriate to nominate that director for re-election
- Require directors' service on the boards and committees of other organizations to be consistent with our conflict of interest policies

DIRECTOR

maximum of **3** other public company boards

PUBLIC COMPANY CEO

Maximum of **1** other public company board

AUDIT COMMITTEE

Maximum of **3** public company audit committees (including Kraft Heinz)

As of March 6, 2023, all directors and director nominees are in compliance with this policy. In 2022, our directors attended an average of 97% of Board and Committee meetings, and our Chair, Vice Chair, and Lead Director attended 100% of Board and Committee Meetings.

In appointing Mr. Pope as Lead Director and Chair of the Audit and Governance Committees, the Board, and the independent directors, considered Mr. Pope's time commitments, including his roles at PFI Group, Waste Management, and Talgo. The Board noted Mr. Pope's high engagement with the Board and Kraft Heinz management, his history of attendance at Board and Committee meetings, and the additional responsibilities he was undertaking prior to his appointment as Lead Director and Chair of the Governance Committee. The Board determined that Mr. Pope could serve effectively in all roles under the circumstances. The Governance Committee, the Board, and the independent directors believe that Mr. Pope continues to dedicate significant time, effort, and attention to his Kraft Heinz Board responsibilities.

Related Person Transactions

Review of Transactions with Related Persons

The Board has adopted a written policy regarding the review and, where appropriate, approval and ratification of any transaction in which Kraft Heinz is a participant, the amount involved exceeds $120,000, and any related person had, has, or will have a direct or indirect material interest. In general, related persons include our directors, executive officers, and holders of 5% or more of our common stock and their immediate family members.

The Governance Committee, in the course of its review and approval or ratification of a related person transaction under this policy, considers, among other things:

- the commercial reasonableness of the transaction
- the materiality of the related person's direct or indirect interest in the transaction
- whether the transaction may involve an actual conflict of interest or the appearance of a conflict of interest
- the impact of the transaction on the related person's independence (as defined in the Corporate Governance Guidelines and Nasdaq rules)
- whether the transaction would violate any provision of our Codes of Conduct

The Governance Committee approves or ratifies only those related person transactions that are fair and reasonable to Kraft Heinz and in our and our stockholders' best interests, with any member of the Governance Committee who is a related person with respect to a transaction under review recusing himself, herself, or themself from the deliberations or decisions regarding the transaction. The Chair of the Governance Committee (or the Chair of the Audit Committee if the Chair of the Governance Committee is a related person with respect to the transaction under review) will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting and will report to the Governance Committee any transaction so approved or ratified.

Shareholders' Agreement

In July 2015, through a series of transactions, we consummated the merger (the "Kraft Heinz Merger") of Kraft Foods Group, Inc. with and into a wholly owned subsidiary of H.J. Heinz Holding Corporation. In connection with the Kraft Heinz Merger, 3G Global Food Holdings, LP ("3G Global Food Holdings" and, together with its affiliates, "3G Capital") and Berkshire Hathaway entered into a shareholders' agreement (the "Shareholders' Agreement") that governs how each party and its affiliates will vote the shares of Kraft Heinz common stock held by them as of the date of closing of the Kraft Heinz Merger with respect to supporting certain directors that are designated by either 3G Global Food Holdings or Berkshire Hathaway.

Pursuant to the Shareholders' Agreement, 3G Global Food Holdings has agreed that for so long as Berkshire Hathaway and its affiliates collectively own shares representing at least 66% of the shares owned by them as of the consummation of the Kraft Heinz Merger (as a percentage of the voting power in the election of directors), 3G Global Food Holdings and its affiliates will vote their shares of Kraft Heinz common stock in favor of the three Kraft Heinz board nominees designated by Berkshire Hathaway (two board nominees if they own less than 66% but at least 33% of the voting power and one board nominee if they own less than 33% but at least 15% of the voting power) and will not take any action to remove such designees without Berkshire Hathaway's consent. Similarly, Berkshire Hathaway has agreed that for so long as 3G Global Food Holdings and its affiliates collectively own shares representing at least 33% but less than 66% of the shares owned by them as of the consummation of the Kraft Heinz Merger (based on the percentage of the voting power in the election of directors), Berkshire Hathaway and its affiliates will vote their shares of Kraft Heinz common stock in favor of the two Kraft Heinz board nominees designated by 3G Global Food Holdings (three board nominees if they own at least 66% of the voting power and one board nominee if they own less than 33% but at least 15% of the voting power) and will not take any action to remove such designees without 3G Global Food Holdings' consent.

Berkshire Hathaway and 3G Capital continue to hold a significant portion of our outstanding shares. See *Beneficial Ownership of Kraft Heinz Stock* beginning on page 56 for further information about beneficial ownership of our stock by Berkshire Hathaway and 3G Capital.

Registration Rights Agreement

In connection with the Kraft Heinz Merger, we entered into a registration rights agreement with 3G Global Food Holdings and Berkshire Hathaway (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, we granted 3G Global Food Holdings and Berkshire Hathaway registration rights with respect to the shares of Kraft Heinz common stock held by them as of the date of the closing of the Kraft Heinz Merger, representing shares of Kraft Heinz common stock acquired from Heinz in connection with the Kraft Heinz Merger and/or immediately prior to the Kraft Heinz Merger pursuant to a warrant. The registration rights do not apply to shares of Kraft Heinz common stock subsequently acquired by either party. These rights include demand registration rights, shelf registration rights, and "piggyback" registration rights, as well as customary indemnification. The rights are subject to certain holdback and suspension periods. We generally will bear all fees, costs, and expenses related to registrations, other than underwriting discounts and commissions attributable to the sale of shares of Kraft Heinz common stock by 3G Global Food Holdings and Berkshire Hathaway, as applicable.

Anti-Hedging and Anti-Pledging Policies

Our Insider Trading Policy limits the timing and types of transactions in Kraft Heinz securities by employees (including executive officers) and directors. Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities.

Oversight of Risk Management

We face various risks to our business, including strategic, financial, legal, regulatory, operational, accounting, and reputational risks. Identifying, managing, and mitigating our exposure to these risks and effectively overseeing the risk-management process are critical to our operational decision-making and annual planning processes.

 **FULL BOARD**

- Has ultimate responsibility for risk oversight, including related to our ESG risks
- Has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee and receives regular updates from the Audit Committee
- Reviews (full Board or via Committees) risks related to our business and operations throughout the year
- Directors regularly discuss the risk management process directly with members of management



AUDIT COMMITTEE

- Reviews guidelines and policies governing the process by which management manages risk, including related to major financial risk exposures, information technology, and cybersecurity
- Reviews risk assessment and risk management guidelines, policies, and processes used in our Strategic Enterprise Risk Management ("SERM") approach
- Reviews the SERM approach and the results of the annual SERM assessment
- Allocates responsibility for overseeing the review and assessment of key risk exposures and management's response to those exposures



COMPENSATION COMMITTEE

- Oversees evaluation of our compensation structure's impact on risk taking and risk mitigation
- Oversees human resources strategy and key policies, including diversity and inclusion and workplace environment and culture, as well as succession planning
- Reviews risks related to our business and operations



GOVERNANCE COMMITTEE

- Oversees our governance practices and Board composition, refreshment, and leadership structure
- Reviews related party transactions and the Guidelines
- Reviews and assesses risks related to our business and operations

Each Committee reports key risk discussions to the Board following its meetings.



 **MANAGEMENT**

- Responsible for the day-to-day management and mitigation of risk
- Regularly provides reports to the Board, the Audit Committee, and any other appropriate Committee regarding key risks and the actions management has taken to monitor, control, and mitigate risks
- Discusses and provides updates on management's reports at Board and Committee meetings

For additional information regarding the Committees of the Board and Committee membership and responsibilities, see below under *Board Committees and Membership* beginning on page 49. To learn more about risks facing the Company, see the factors described in *Item 1A, Risk Factors* in our Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Annual Report") and those set forth in our future filings with the SEC. The risks described in the 2022 Annual Report and subsequent filings with the SEC are not the only risks facing us. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial based on the information known to us may also materially adversely affect our business, financial condition, or results of operations.

Our Strategic Enterprise Risk Management (SERM) Approach

Our SERM approach is an ongoing process effected at all levels of our operations and across business units and functions to identify, assess, monitor, manage, and mitigate risk over the short-, intermediate-, and long-term. As part of this process, the Company:

- identifies material risks, including operational, strategic, and financial risks
- assesses and prioritizes risks taking into account various factors such as the potential impact, likelihood of occurrence, and effectiveness of current mitigation strategies
- develops plans to monitor, manage, and mitigate material risks

Our SERM process is designed to facilitate open communication between management and the Board to advance the Board's and Committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance, and the information gathered through the approach. The Board and Committees may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas.

The Audit Committee oversees the SERM process and reviews key business risks with the Global Head of Internal Audit. These risks inform Board and Audit Committee discussion topics throughout the year. The Audit Committee routinely meets privately with representatives from PwC, our independent auditors, as well as our Global Head of Internal Audit, Chief Global Ethics and Compliance Officer, and Global General Counsel. Our Corporate Risk Committee helps identify, evaluate, and implement risk management controls and methodologies to address identified risks and functionally reports directly to the Executive Leadership Team.

Oversight of Cybersecurity

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief Information Officer and Chief Information Security Officer at least twice a year, which cover topics related to information security, privacy, and cyber risks and risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. We have also adopted a cyber incident response plan, under which the Audit Committee is informed of any cybersecurity incidents with the potential to materially adversely impact the Company or our information systems. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters.

Our Chief Information Security Officer oversees the team responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. The information security team works in partnership with the Company's internal audit team to review information technology-related internal controls with our external auditor as part of our overall internal controls process. We currently maintain a cyber insurance policy that provides coverage for security incidents.

Our cybersecurity risk management program is designed to employ best practices, including ongoing enhancement of governance, risk, and compliance management, continuous updates to our response planning and protocols, security policy and standards maintenance, and new technology implementation to proactively monitor vulnerabilities and reduce risk. The program includes:

- Annual third-party audits, including penetration testing and review of program maturity based on the National Institute of Standards and Technology (NIST) cybersecurity framework;
- Regular phishing, social engineering, and cyber hygiene training for employees with Company email and access to connected devices;

- Regular consulting with external advisors and specialists regarding opportunities and enhancements to strengthen our cyber practices and policies;
- Continuous security event monitoring, management, and incident response;
- Annual performance of a minimum of two tabletop exercises to educate and train our response capabilities and inform adjustments to our controls and response;
- Continuous enhancements to security capabilities based on evolving threats;
- Due diligence of third-party vendors' information security programs; and
- Regular testing of incident response procedures.

Oversight of ESG

Our ESG governance starts with oversight of our ESG strategy by the Board. We believe the full Board's responsibility for consideration and oversight of critical ESG issues enhances our sustainability efforts, which are a critical component of our overall enterprise strategy. To fulfill its oversight responsibilities, the Board receives regular updates on priority ESG issues from our Global General Counsel and Chief Sustainability and Corporate Affairs Officer, as well as other team leaders throughout the business, which cover topics related to policy and program development, actions taken to protect the Company from the negative impacts of climate change on our operations and value chain, and progress toward achieving our ESG goals. For additional information regarding our ESG governance framework, see *Corporate Governance and Board Matters—Environmental Social Governance—ESG Governance* on page 41.

Oversight of Human Capital Management

The Board is actively engaged in overseeing development and succession of the Company's senior management and the Company's key human resources strategies. The Compensation Committee oversees the Company's compensation and benefits plans, policies, and programs, long-term incentive programs, and succession plans for the Chief Executive Officer and other senior executive positions as well as strategies, policies, and outcomes related to diversity and inclusion, workplace environment and culture, pay equity, and talent development and retention. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief People Officer at least once a year, which cover topics related to engagement and attrition, diversity and inclusion, culture, leadership development, and performance management. The Compensation Committee regularly reports to the Board on human capital management, culture, employee engagement, and performance matters.

The Global Inclusion Council, which is chaired by our Chief Executive Officer and Chair of the Board and includes three of our other directors and several members of our Executive Leadership Team, provides oversight of the Company's diversity efforts and initiatives, including progress on the Company's diversity, equity, inclusion, and belonging goals and efforts. For additional information regarding the Global Inclusion Council, see *Proxy Statement Summary— Spotlight on Diversity, Equity, Inclusion, and Belonging—Global Inclusion Council* beginning on page 5.

Environmental Social Governance

We believe in helping to create a healthier and more sustainable environment for all of us. Each day, we are actively working to create a company and high-quality products, made responsibly, that make us, our stockholders, and the world proud. In pursuit of our Vision and inspired by our Company Value *We do the right thing*, we're working to incorporate strong ESG approaches into each aspect of our global business.

Our Strategy and Approach

OUR PILLARS

Our ESG strategy prioritizes the key ESG issues for our business and stakeholders and focuses on the areas where we can have the greatest impact—from responsible ingredient sourcing to expanded nutrition guidelines and environmental impact. Our efforts and integrated initiatives are organized under three key pillars:



Healthy Living & Community Support

Ongoing improvements to our product nutrition, transparent and responsible marketing and communications, alignment with credible science and public health goals, and our commitment to fight global hunger.

Environmental Stewardship

Reductions in our operational environmental footprint through active efforts to conserve water and energy, reduce emissions, minimize waste, and make our packaging sustainable.

Responsible Sourcing

Work throughout our value chain dedicated to responsible sourcing and related impacts, including human rights, deforestation, sustainable agriculture, and animal welfare.

STAKEHOLDER ENGAGEMENT

To inform and continuously improve our ESG strategy, we engage a variety of stakeholders. We believe our stakeholder engagement strengthens our understanding of important environmental, social, and governance issues, which helps us set priorities. Our global stakeholder network consists of internal and external people and parties whose support is critical to the long-term success of our business or who are materially impacted by our business operations, including:

stockholders | customers | employees | nongovernmental organizations (NGOs)

industry associations **|** governmental and regulatory entities **|** consumers **|** suppliers

ESG MATERIALITY ASSESSMENT

We conduct a comprehensive ESG materiality assessment every three to five years. Our ESG materiality assessment enables us to identify and prioritize the issues that are of greatest concern to our stakeholders and that are relevant to our business. We re-evaluate these results on an ongoing basis to reflect any changes in standing on these priority issues and to allow for the inclusion of new or emerging issues. We completed our most recent comprehensive materiality assessment in 2022, with the addition of artificial intelligence to help further inform potential strategic impacts related to various regulatory and reputational risks.

MATRIXED APPROACH

We have imbedded ESG principles throughout our business. This includes, within our commercial and procurement efforts, creating a matrixed approach that we believe establishes a strong foundation for the achievement of our ESG goals while driving results for the Company. In addition, for 2022, we have established ESG-related key performance indicators (KPIs) for more than 1,500 executives and employees throughout the business, including our Chief Executive

Officer; Executive Vice President, Global General Counsel and Chief Sustainability and Corporate Affairs Officer; Executive Vice President and Global Chief Procurement Officer; and Executive Vice President and Global Chief Supply Chain Officer.

Key Progress and Achievements

In October 2022, we released our 2022 ESG Report, which shares our latest goals and our progress through the end of 2021. In a landscape of multiple global challenges, including the COVID-19 pandemic, war, inflation and supply chain challenges, and worldwide demands for social justice and racial equality, we believe we made significant progress against our ESG goals through the end of 2021, including:



Healthy Living & Community Support

Achieved 67.7% compliance with Kraft Heinz Global Nutrition Targets.

Provided* more than 440 million meals to people in need in 2021.

Environmental Stewardship

84% of our packaging is recyclable, reusable, or compostable.

Reduced waste to landfill intensity by 14.7% across our manufacturing facilities.**

Responsible Sourcing

Strengthened our Supplier Guiding Principles and rolled out our Audits and Due Diligence Program.

Purchased 100% traceable palm oil to the mill.

Through a combination of financial support and product donations.
** Per metric ton of product made.

Looking to the Future

Collaborations are essential to our ESG efforts. As we move forward, we're committed to continuing to engage our stakeholders *together at the table* to help meet our global sustainability goals. As reflected in our Company Value *We dare to do better every day,* we aim to hold ourselves to a higher standard, boldly addressing the challenges ahead, including in the following areas important to us and our stakeholders:

 Recognizing the ongoing threat of climate change, we continue to address our environmental footprint across our value chain. We aim to set a science-based target for greenhouse gas emissions, in line with the Science Based Targets initiative's (SBTi) 1.5º Celsius climate change trajectory by 2023, and to be carbon neutral by 2050. As part of these goals, we have also publicly disclosed the entirety of our value chain's greenhouse gas emissions, as verified by a third-party consulting firm.

 We are also committed to working with our key agricultural commodity growers to help both mitigate and adapt to the impacts of climate change, while also promoting more sustainable practices. We've initially launched this work with our tomato growers in the United States and Spain with the launch of our Sustainable Agricultural Practices Manual, certified by Sustainable Agriculture Initiative's Farm Sustainability Assessment at a Silver Level—the first of any program to achieve this level of certification. More information on our progress in this area will be published in future ESG Reports.

ESG Governance

We pursue our ESG goals through a cross-functional approach across the Company and throughout our value chain, centered on continuous improvement. Our ESG governance structure is designed to enable us to live our Vision and Values and imbed ESG throughout the Company.

Board of Directors

PROVIDES OVERSIGHT

- Oversees our global ESG strategy and objectives, including our activities and opportunities, as well as related risks.
- Engages at least annually with management to review all significant policies, processes, and commitments, with additional updates and engagement as necessary.

For additional information, *see Corporate Governance and Board Matters—Oversight of Risk Management—Oversight of ESG* beginning on page 38.



Chief Executive Officer

PROVIDES EXECUTIVE SUPPORT

- Collaborates with members of the Executive Leadership Team on oversight and executional leadership on strategies.
- Has an annual performance goal that tracks our ESG performance.



Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer

- Oversees global ESG strategy, reports to the Chief Executive Officer, and collaborates with our ESG Team to establish and lead plan implementation.
- Has an annual performance goal that tracks our ESG performance.



Quarterly Business Reviews

- Quarterly Business Review meetings with members of the Executive Leadership Team.



ESG Steering Committee

- Provides cross-functional, upper-level management input on ESG practices and policies.



ESG Steering Committee Subcommittees

- Provide high-touch engagement, track emergent issues, and drive collaboration, transparency, and continuous improvement toward initiatives.
  - Hold monthly work groups in:
    - Product Health
    - Sustainable Agriculture
    - Responsible Sourcing
    - Sustainable Manufacturing
    - Sustainable Packaging
    - Animal Welfare
    - Corporate and Government Affairs
    - Communications



ESG Team

- Directs the design, development, execution, and continuous improvement of our global ESG strategy, goals, and initiatives.
- Engages with key stakeholders and leads the ESG Steering Committee.

Our Commitment to Transparency

We are committed to providing transparency regarding our sustainability initiatives and progress to our stockholders and other stakeholders, including through our annual ESG Reports.



HEINZ TOMATO KETCHUP
Plasmon
KraftHeinz 2022 ESG Report
Together at the Table
Engaging our stakeholders to meet our global sustainability goals
PLANT PROTEINZ
Kraft mac & cheese

Our 2022 ESG Report was prepared with reference the Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

In addition to our annual ESG Reports, we provide information on our ESG strategy and progress and related policies and principles on our website:



www.kraftheinzcompany.com/esg	*The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC.*

Stockholder Engagement

We view our relationship with stockholders and stakeholders as a critical component of our success. Our engagement program is designed to provide management's and the Board's perspective, respond to questions and concerns, seek stockholder input, and, as appropriate, incorporate feedback on our strategies, programs, policies, and practices. We believe this engagement informs and improves our decision-making, creating long-term value for Kraft Heinz and our stockholders.



ENGAGING IN 2022

Third-Party Consultant

✓ We engage the services of Morrow Sodali to assist with and expand our stockholder outreach efforts

Who We Engage

- Institutional investors
- Sell-side analysts
- Proxy advisory firms
- Rating agencies/firms
- ESG rating firms

How We Engage

- One-on-one and group meetings
- Quarterly earnings calls
- Industry and sell-side presentations and conferences
- Company-hosted events and presentations
- Written and electronic communications

Key Topics

- Overall business strategy and execution
- Current business conditions
- Financial updates
- Sustainability, corporate citizenship and social impact, including ESG strategy and initiatives
- Corporate governance practices, including board composition, diversity, and refreshment
- Executive compensation, including changes to compensation program in response to feedback received from stockholders
- Business continuity, actions through the pandemic, and crisis management
- Human capital management and company culture

Key Resources

- Our investor relations website at ir.kraftheinz company.com
- Quarterly earnings
- Annual Proxy Statement
- Annual ESG Report and information on our website at www.kraftheinzcompany. com/esg
- Annual Meeting
- Public events and presentations
- Annual and Quarterly Reports and other filings with the SEC
- Diversity, equity, inclusion, and belonging information at www.kraftheinzcompany. com/diversity-inclusion
- Disclosures to various ratings assessors

Our Year-Round Stockholder Engagement Program

We engage with our stockholders and stakeholders through a year-round engagement program led by management and overseen by the Board.

Investor Relations Team

Our investor relations team and members of our Executive Leadership Team communicate and engage with stockholders throughout the year to provide stockholders opportunities to share feedback with our Board and management, including through:

- Conferences and events
- One-on-one meetings
- Group meetings

To learn more, visit our Investor Relations website at ir.kraftheinzcompany.com.

Corporate Secretary's Team

Members of management and our corporate governance, executive compensation, ESG, and investor relations teams engage with our largest stockholders during and outside of proxy season. They share perspective and receive input on our business performance, governance practices, executive compensation program and practices, our ESG strategy and framework, and stockholder's voting policies and decisions at prior Annual Meetings.

ESG Team

Members of our ESG team engage with stockholders and other stakeholders throughout the year to share perspective and receive feedback on our environmental and sustainability strategy, initiatives, goals, and progress, including through:

- One-on-one meetings
- Group meetings

To learn more, visit our ESG website at www.kraftheinzcompany.com/esg.

Board Oversight

We share extensive feedback with the Governance Committee and Compensation Committee of the Board regarding our stockholder engagement strategy and efforts and stockholder feedback received during meetings.

Select highlights of our 2022 communication and engagement efforts include:

February	April	May
• Fourth Quarter and Full Year 2021 Earnings • Consumer Analyst Group of New York (CAGNY) Conference	• First Quarter 2022 Earnings	• Barclays/Stifel Food Field Trip
June	**July**	**September**
• Bernstein's 38th Annual Strategic Decisions Conference • Deutsche Bank Annual dbAccess Global Consumer Conference • Jefferies 2022 Consumer Conference • Barclays High Grade Consumer/ Retail Conference	• Second Quarter 2022 Earnings	• 2022 Barclays Global Consumer Staples Conference • Stifel London ESG Roadshow • Barclays Europe Bondholder Roadshow
October	**November**	**December**
• Third Quarter 2022 Earnings	• Evercore ISI Roadshow • BMO Canadian Roadshow	• JP Morgan Field Trip

Our Annual Meeting Engagement Program

We reach out to our largest stockholders for governance and compensation engagement in the fall, in advance of our annual review of our compensation programs and governance best practices, and in the spring, in advance of our Annual Meeting.



SPRING
- We publish our proxy statement and our annual report
- We engage with our largest stockholders in advance of their votes at our annual meeting

WINTER
- We assess outcomes from our fall stockholder engagement meetings and governance best practices
- We review policy updates from stakeholders
- We update our annual governance framework and policies

Annual Stockholder Engagement Cycle

SUMMER
- We conduct our annual meeting of stockholders
- We assess how our stockholders voted on our proposals at our annual meeting

FALL
- The Board and Committees approve the self-evaluation process, which includes considerations from the stockholder engagement process
- We conduct our annual engagement with our largest stockholders
- The Board and Committees conduct the annual self-evaluations

2022 Proxy Engagement Highlights

In the fall of 2022, we focused on our top 30 largest stockholders, and:



CONTACTED

We contacted **24 stockholders** representing approximately **58.1%** of shares outstanding



ENGAGED

We held meetings with **13 stockholders** representing approximately **49.0%** of shares outstanding

TOPICS COVERED AND KEY FEEDBACK RECEIVED IN FALL 2022

Stockholders provided feedback on a range of topics, including our executive compensation program, our corporate governance policies and Board structure, and our environmental and sustainability efforts and progress, with a particular focus on compensation.

Executive compensation remains a critical component of our stockholder engagement since our 2020 Annual Meeting of Stockholders, and we are committed to continual review and refinement of our program based upon stockholder feedback. Our compensation approach is designed to align with our strategy and pay-for-performance philosophy to create sustainable long-term growth for the Company, consistent with sound corporate governance principles. While results on our advisory say-on-pay votes prior to 2020 demonstrated historically strong stockholder support for our executive compensation program, the Board recognizes the reduction in say-on-pay support since 2020 and is taking active measures to address it. Our outreach with respect to executive compensation is focused on:

- better understanding the concerns and perspectives of our stockholders;
- providing clarity on our executive compensation program in the prior year; and
- sharing proposed design changes for our compensation program that we believe address stockholder concerns.

In the fall of 2022, we received positive feedback regarding our pay-for-performance compensation philosophy and compensation program structure, our corporate governance structure and practices, and our sustainability and social efforts. Key opportunities for enhancement raised by stockholders during our fall 2022 engagement included:

- **Compensation**
  - o Desire for the Company to evaluate the weight of performance-based equity in our long-term incentive program award mix, including the use of options, and lengthen vesting periods for the awards
  - o Desire for the Company to consider including Company-specific financial performance metric or metrics in addition to TSR
  - o Desire to consider including a negative TSR cap for PSU awards
  - o Desire for our CEO compensation package to include annual equity awards rather than front-loaded awards
  - o Desire for enhanced disclosures and greater transparency regarding the compensation philosophy, structure, peer group, and metrics, including clarification around perceived use of one-time equity awards on top of our long-term incentive program
- **Governance**
  - o Positive feedback regarding our governance structure and Board diversity and refreshment
  - o Interest in understanding the Board's decision to combine the Chair and Chief Executive Officer roles, with many recognizing the strong independent oversight provided by our Lead Director and the independence of other members of the Board

      o   Interest in a reduction of the thresholds in our policy regarding director time commitments, acknowledging that current directors meet lower thresholds of investor policies

- **Sustainability and Social Efforts**

      o   Desire for updates on our plans and progress with respect to ESG goals, including with respect to human rights, water risk, greenhouse gas emissions, sourcing and supply chain, and plastic packaging

      o   Desire for updates on our progress with respect to our 2025 diversity aspirations

Actions Taken in Response to Stockholder Feedback

In response to stockholder feedback, we took the following key actions:

✓   Appointed Ms. Gherson, who brings significant experience in compensation and people management, to the Board and Compensation Committee

✓   Engaged a new independent third-party compensation consultant

✓   Enhanced disclosures in this Proxy Statement relating to the structure of our compensation program; our compensation metrics, peer groups, performance targets, and related achievement; and how equity awards are used within our compensation program to support our pay-for-performance philosophy

✓   Implemented changes to our executive compensation program detailed below

✓   Revised our policy regarding director time commitments to reduce number of public company boards on which a director can serve to three and, for directors who are chief executive officers of public companies, to one (each in addition to Kraft Heinz)

2023 EXECUTIVE COMPENSATION CHANGES

As part of our annual review of our compensation program and taking into consideration the feedback we received from stockholders, we made the following changes effective for 2023:

Stockholder Feedback	Action Taken
Evaluate the weight of performance-based equity in equity mix	**Increased percentage of PSUs** Changed annual equity award mix to 70% PSUs and 30% RSUs o Further enhancing the weight of performance-based equity in our award mix following increases made for 2021, which increased our award mix from 100% RSUs (for annual award) and 50% PSUs and 50% RSUs (for performance award)
Lengthen vesting periods for annual equity awards	**Lengthened vesting periods** Changed to 75% on the third anniversary and 25% on the fourth anniversary from 100% vesting on third anniversary for annual awards o Further enhancing the vesting provisions of our annual equity awards following changes made for 2021, which lengthened vesting periods from 50% on the second anniversary and 50% on the third anniversary for annual awards
Consider Company-specific financial performance metric or metrics in addition to TSR for PSU awards	**Added Company-specific financial metrics to PSUs** Added three-year Organic Net Sales compound annual growth rate (CAGR) (30%) and three-year cumulative Free Cash Flow (30%) as performance metrics in addition to three-year average annual TSR (40%), to align with our long-term growth targets o Further enhancing the performance metrics for our PSUs following changes made for 2021, which replaced PBP EBITDA and cash conversion metrics with TSR
Consider negative TSR for PSU awards	**Introduced negative TSR cap** Capped TSR at target in the event the Company has a negative TSR at the end of the 3-year performance period o Further enhancing the TSR metric added to PSU awards for 2021
Consider aligning CEO pay structure with other NEOs	**Aligned CEO compensation structure** Aligned CEO compensation structure with our other NEOs and improved relative position to peers, including awarding our CEO annual equity awards consistent with our other NEOs and offering the same bonus investment opportunity (35%, changed from 25% or 50% in prior years)

For additional information on these and other changes to our compensation program for 2023, see *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 79.

Communications with the Board

Information for stockholders and other parties interested in communicating with our Chair, Lead Director, full Board, or our independent directors, individually or as a group, is included in the Corporate Governance Guidelines, which are available on our website at ir.kraftheinzcompany.com under the "Corporate Governance" tab. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Committee's area of responsibility to the Chair of the appropriate Committee; and communications relating to ordinary business matters, such as suggestions, inquiries, and consumer complaints, to the appropriate Kraft Heinz executive or employee. Our Corporate Secretary does not forward solicitations, junk mail, or obviously frivolous or inappropriate communications.

 # Board Committees and Membership

The Board has three standing Committees:



Audit



Human Capital and Compensation



Nominating and Corporate Governance

Each Committee has a charter that sets forth the Committee's roles and responsibilities and is reviewed annually by the Committee, with any proposed changes approved by the Board. These charters are available on our website as provided under *Corporate Governance and Board Matters—Corporate Governance Materials Available on Our Website* on page 28.

Meeting Attendance

We expect directors to attend all Board meetings and meetings of the Committees on which they serve. We understand, however, that occasionally a director may be unable to attend a meeting. The Board held eight meetings during our 2022 fiscal year, and the Committees of the Board held a total of 18 meetings. In 2022, each incumbent director attended 82% or more of the aggregate of all meetings of the Board and the Committees on which, and during the period that, he, she, or they served. Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. Ten of our current directors, or all of our current directors nominated for election at such meeting, attended our 2022 Annual Meeting of Stockholders.

Committee Structure and Membership

Our Board designates Committee members and Chairs based on the Governance Committee's recommendations. The Governance Committee and the Board believe that the size of the Board allows for effective Committee organization and facilitates efficient meetings and decision making. The following table lists the current Committee membership and the number of meetings held by each Committee in 2022:

Directors	Independent	Committee Memberships		
		Audit	Compensation	Governance
Miguel Patricio, *Chair*				
John T. Cahill, *Vice Chair*	✔	👤 🧮		👤
John C. Pope, *Lead Director*	✔	🅒 🧮	👤	🅒
Gregory E. Abel	✔			
Lori Dickerson Fouché	✔	👤		
Diane Gherson	✔		👤	
Timothy Kenesey	✔		🅒	
Alicia Knapp	✔			👤
Elio Leoni Sceti	✔		👤	
Susan Mulder	✔	👤		👤
James Park	✔		👤	
Meetings in 2022	**8 Board**	**9**	**4**	**5**

 Committee Chair  Committee Member  Audit Committee Financial Expert

Audit Committee

AUDIT COMMITTEE

Members

- John C. Pope, *Chair* 🖩
- John T. Cahill 🖩
- Lori Dickerson Fouché
- Susan Mulder

🖩 *Audit Committee Financial Expert*

Meetings in 2022: 9

✔ **Independence**

The Audit Committee consists entirely of directors who are independent and meet the requirements set forth in Nasdaq rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Audit Committee Charter

100%

- The Board has determined that each Audit Committee member is able to read and understand fundamental financial statements
- No Audit Committee member received any payments in 2022 from us other than compensation for service as a director

Principal Responsibilities

- Oversees our financial matters and strategy, the integrity of our financial statements, our accounting and financial reporting processes, our systems of internal control over financial reporting, and the safeguarding of our assets

- Oversees our compliance with applicable legal and regulatory requirements, including our ethics and compliance programs, codes of conduct, and actual or alleged violations of the codes of conduct

- Oversees our enterprise risk management program, including risk assessment and risk management guidelines, policies, and processes by which we manage risk, such as those related to major financial risk exposures, information technology, and cybersecurity

- Oversees our independent auditors' qualifications, independence, and performance, the performance of our internal audit function, our audit procedures, and our audit plan

Ethics and Compliance Helpline

The Audit Committee has established procedures for the receipt, retention, and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing, ethics, or compliance matters, or anything else that appears to involve financial or other wrongdoing. To report such matters online or find a local phone number to report by phone, including anonymously, visit www.KraftHeinzEthics.com.

Human Capital and Compensation Committee

COMPENSATION COMMITTEE

Members

- Timothy Kenesey, *Chair*
- Diane Gherson
- Elio Leoni Sceti
- James Park
- John C. Pope

Meetings in 2022: 4

✔ **Independence**

The Compensation Committee consists entirely of directors who are independent and meet the independence requirements set forth in Nasdaq rules.

100%

Principal Responsibilities

- Oversees our strategies and policies related to key human resources policies and practices, including diversity and inclusion, workplace environment and culture, pay equity, and talent development and retention

- Establishes, reviews, and administers our compensation and benefits policies, including incentive-compensation and equity-based plans

- Oversees our executive compensation programs and succession planning, and reviews our compensation policies and practices for employees as they relate to risk management

- Evaluates and approves our Chief Executive Officer's goals and objectives, performance, and elements and amounts of compensation, and reviews and approves the compensation of our other executive officers and Section 16 reporting officers

- Approves equity and other long-term incentive awards granted under our plans

- Assesses the compensation of non-employee directors

- Reviews and considers stockholder viewpoints on compensation, including our say-on-pay voting results

Delegation

Under the Compensation Committee's charter, it may delegate any of its responsibilities to the Chair, another Compensation Committee member, or a subcommittee of Compensation Committee members, unless prohibited by law, regulation, or Nasdaq rule.

Compensation Consultant to the Committee

The Compensation Committee is authorized under its charter to retain and terminate any consultant and approve the consultant's fees and other terms of the engagement. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting, or other advisors. Since August 2022, the Compensation Committee has retained an independent compensation consultant, Meridian Compensation Partners LLC ("Meridian"), hired directly by the Committee, to advise it regarding executive compensation matters. Meridian advises and provides analysis to the Compensation Committee on matters pertaining to executive and non-employee director compensation, including CEO and executive compensation plans and design, executive compensation-related regulatory matters and governance best practices, and competitive market studies. Meridian does not provide any other services to Kraft Heinz or any of our affiliates.

Compensation Committee Interlocks and Insider Participation

The Board has determined that all of the directors who served on the Compensation Committee during our 2022 fiscal year, which includes João M. Castro-Neves (until he stepped down from the Board effective July 15, 2022), Diane Gherson, Timothy Kenesey, Elio Leoni Sceti, James Park, and John C. Pope, were independent within the meaning of Nasdaq rules. During our 2022 fiscal year, no member of the Compensation Committee had a relationship that must be described under SEC rules relating to disclosure of related person transactions. During our 2022 fiscal year, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

Analysis of Risk in the Compensation Architecture

The Compensation Committee, in reliance on analysis provided by an outside consultant engaged by the Company, annually evaluates the risk profile of our executive and broad-based employee compensation programs. In its evaluation for our 2022 fiscal year, the Compensation Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. Based on management's assessment of our current programs, including analysis provided by an outside consultant, the Compensation Committee concluded that the 2022 executive compensation plans were designed in a manner to:

- achieve a balance of short- and long-term performance aligned with key stakeholder interests
- discourage executives from taking unnecessary or excessive risks that would threaten the reputation and sustainability of Kraft Heinz
- encourage appropriate assumption of risk to the extent necessary for competitive advantage purposes

Nominating and Corporate Governance Committee

GOVERNANCE COMMITTEE

Members

- John C. Pope, *Chair*
- John T. Cahill
- Alicia Knapp
- Susan Mulder

Meetings in 2022: 5

✓ **Independence**
The Governance Committee consists entirely of directors who are independent and meet the independence requirements set forth in Nasdaq rules.

100%

Principal Responsibilities

- Considers and makes recommendations to the Board regarding candidates for director, incumbent directors' performance, director independence, and the structure and composition of the Board and its Committees, as well as director succession planning
- Oversees policies and procedures related to related person transactions, including reviewing transactions and making recommendations to the Board
- Develops and oversees an annual self-evaluation process for the Board and its Committees
- Advises the Board on corporate governance matters, including developing and reviewing the Corporate Governance Guidelines
- Oversees our stockholder engagement program and considers stockholder viewpoints on corporate governance

Director Nominations

The Governance Committee accepts nominee suggestions from directors, stockholders, management, and others, and may retain third-party search firms to assist in identifying, evaluating, and conducting due diligence on potential director candidates. The Board has nominated Diane Gherson, who was appointed as a director by the Board effective November 3, 2022, and Humberto P. Alfonso for election at the Annual Meeting. Ms. Gherson was introduced to the Governance Committee by our Global Chief People Officer. Mr. Alfonso was identified and presented to the Governance Committee for consideration by an independent third-party search firm retained by the Governance Committee.

The Governance Committee will consider any candidate a stockholder properly presents for election to the Board in accordance with the procedures set forth in our By-Laws. The Governance Committee uses the same criteria to evaluate a candidate suggested by a stockholder as it uses to evaluate a candidate that the Governance Committee identifies and makes a recommendation to the Board regarding the candidate's appointment or nomination. After the Board's consideration of a candidate suggested by a stockholder, our Corporate Secretary will notify that stockholder whether or not the Board decided to appoint or nominate the candidate. For more information on the criteria used to evaluate candidates, see under *Proposal 1. Election of Directors—Director Qualifications* beginning on page 14. For a description of how stockholders may nominate a candidate for the Governance Committee's consideration for election to the Board at an annual meeting, see *Other Information—Stockholder Proposals* beginning on page 128.

 **Director Compensation**

Director Compensation Program

Our director compensation program includes a combination of cash compensation and an annual grant of deferred stock. For our 2022 fiscal year, our non-employee directors received:

Annual Compensation



Cash Retainer
$110,000

Deferred Stock Award
$125,000

Additional Cash Retainers

Chair of the Board	$140,000
Lead Director	$ 25,000
Committee Chairs:	
Audit	$ 20,000
Compensation	$ 20,000
Governance	$ 10,000

Mr. Patricio, who is our Chair and Chief Executive Officer, does not receive payment for his service as a director.

If a director serves as Chair of multiple Committees, the director will only receive one additional cash retainer.

Directors do not receive meeting fees.

Cash retainers are paid on a quarterly basis. In lieu of the cash retainer, directors may elect to:

- defer up to 100% in 25% increments into accounts that mirror certain funds in the Kraft Heinz 401(k) Plan pursuant to the Deferred Compensation Plan for Non-Management Directors, or
- receive deferred shares annually payable in arrears

Deferred stock awards are granted effective immediately following each annual meeting of stockholders. Shares of deferred stock are eligible to receive dividends that are accrued at the dividend payment date in the form of dividend equivalent units ("DEUs"). When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying deferred stock. All deferred stock awards and DEUs accrued are distributed to a director as shares of common stock six months following the date he, she, or they cease to serve on the Board.

The Compensation Committee reviews our director compensation program regularly and recommends changes, if any, to the Board for its approval. No changes were made to our director compensation program for 2022. For 2023, market alignment of our director compensation program was reviewed, and it was again determined no changes were needed.

Mr. Patricio, who is our Chair and Chief Executive Officer, does not receive payment for his service as a director or Chair.

Stock Ownership Guidelines

Position	Stock Ownership Requirement	Compliance Period
Non-employee directors	• • • • • **5x** Annual Cash Retainer	5 years from joining the Board

To strengthen alignment of directors' interests with those of our stockholders, our stock ownership guidelines require directors that receive compensation for service as directors to hold shares of our common stock in an amount equal to five times the annual Board retainer (equivalent to $550,000). Directors have five years from their appointment to meet the stock ownership requirement. RSUs, shares of deferred stock, DEUs accrued on RSUs and shares of deferred stock, stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unexercised stock options do not count toward satisfying this ownership requirement.

For the Stock Ownership Guidelines applicable to Mr. Patricio, who is our Chief Executive Officer, see *Compensation Discussion and Analysis—Stock Ownership Guidelines* beginning on page 81. For more details on the stock ownership of our directors, see *Beneficial Ownership of Kraft Heinz Stock—Directors and Officers* beginning on page 56.

2022 Director Compensation Table

The table below presents information regarding the compensation and stock awards that we paid or granted to our non-employee directors. Mr. Patricio, who is our Chief Executive Officer, does not receive payment for his service as a director.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Gregory E. Abel	110,007	125,020	—	235,027
Alexandre Behring[3]	89,286	—	—	89,286
John T. Cahill	110,000	125,020	—	235,020
João M. Castro-Neves[3]	205,678	125,020	—	292,877
Lori Dickerson Fouché	181,958	125,020	—	196,977
Diane Gherson[4]	17,337	—	—	17,337
Timothy Kenesey[5]	110,007	125,020	—	235,027
Alicia Knapp[4]	71,923	125,020	—	196,943
Elio Leoni Sceti	110,007	125,020	—	235,027
Susan Mulder	110,000	125,020	—	235,027
James Park[4]	71,923	125,020	—	196,943
John C. Pope[5]	161,538	125,020	—	286,558
Alexandre Van Damme[3]	120,317	—	—	120,317

(1)   Includes the value of retainer(s) paid in cash for 2022 and value of retainer(s) for 2021 deferred to equity pursuant to the Kraft Heinz Deferred Compensation Plan for Non-Management Directors. Directors do not receive meeting fees.

(2)   The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2022, excluding any retainer fees deferred in exchange for shares, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718 based on the closing price of Kraft Heinz shares on the grant date ($43.14 on May 5, 2022). The following table shows the aggregate number of stock options held by current and former directors as of December 31, 2022:

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Gregory E. Abel	10/16/2013	22,166	—	22.56	7/1/2023
Alexandre Behring	10/16/2013	44,333	—	22.56	7/1/2023
John T. Cahill	8/16/2019	500,000	—	25.41	8/16/2029
	2/26/2015	176,423[a]	—	52.70	2/26/2025
	2/27/2014	43,191[a]	—	45.59	2/27/2024
	2/25/2013	203,915[a]	—	38.63	2/25/2023

(a)   Granted as an employee award during his prior employment with Kraft Foods Group, Inc., one of our predecessor companies.

(3)   Mr. Behring and Mr. Van Damme stepped down from the Board effective May 5, 2022. Mr. Castro-Neves stepped down from the Board effective July 15, 2022.

(4)   Ms. Knapp and Mr. Park were elected to the Board effective May 5, 2022. Ms. Gherson was appointed to the Board effective November 3, 2022.

(5)   Mr. Kenesey was appointed Chair of the Compensation Committee effective August 4, 2022. Mr. Pope was appointed Chair of the Governance Committee effective May 5, 2022.



Beneficial Ownership of Kraft Heinz Stock

Directors and Officers

The following table shows the number of shares of our common stock beneficially owned as of March 6, 2023 by each current director, director nominee, and NEO of the Company, as well as the number of shares beneficially owned by all of our current directors and executive officers as a group. There were 1,226,998,926 shares of our common stock issued and outstanding as of March 6, 2023. Unless otherwise indicated, each of the named individuals has, to Kraft Heinz's knowledge, sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Shares Owned	Shares Acquirable within 60 Days[1]	Deferred Stock[2]	Total	Percentage of Common Stock
Current Directors					
Gregory E. Abel	—	22,166	55,062	77,228	*
John T. Cahill	152,178	719,614	34,311	906,103	*
Lori Dickerson Fouché	—	—	7,837	7,837	*
Diane Gherson	—	—	—	—	—
Timothy Kenesey	—	—	18,620	18,620	*
Alicia Knapp	—	—	2,992	2,992	*
Elio Leoni Sceti[3]	90,000	—	16,120	106,120	*
Susan Mulder	—	—	11,012	11,012	*
Miguel Patricio	1,202,624	—	—	1,202,624	*
James Park	596	—	2,992	3,588	*
John C. Pope	10,098	—	37,749	47,847	*
Director Nominees					
Humberto P. Alfonso	—	—	—	—	—
Named Executive Officers (NEOs)					
Miguel Patricio			*see above*		
Andre Maciel	98,117	85,607	—	183,724	
Paulo Basilio	109,181	176,058	—	285,239	*
Carlos Abrams-Rivera	207,684	—	—	207,684	*
Rashida La Lande	45,777	52,325	—	98,102	*
Rafael Oliveira	269,833	191,280	—	461,113	*
Current directors and executive officers[4] as of March 6, 2023 as a group (21 persons)	2,420,422	1,279,242	186,695	3,886,359	*

* Less than 1%.

(1) Includes shares issuable upon settlement of RSUs, including related DEUs accrued, that will vest within 60 days of March 6, 2023 and pursuant to stock options exercisable within 60 days of March 6, 2023.

(2) Includes related DEUs accrued. For a description of our deferred stock, see *Director Compensation—Director Compensation Program* beginning on page 53.

(3) Includes 90,000 shares owned directly by Elma Investments Ltd., which is wholly owned by Elma Trust. Mr. Leoni Sceti is a beneficiary of Elma Trust.

(4) Pursuant to Item 403 of Regulation S-K, includes Mr. Basilio, who ceased to be an executive officer effective March 2, 2022, but who was an NEO for fiscal year 2022.

Principal Stockholders

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of March 6, 2023.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[1]
Berkshire Hathaway[2] 3555 Farnam Street Omaha, Nebraska 68131	325,442,152	26.5%
3G Funds[3] c/o 3G Capital, Inc. 600 Third Avenue, 37th Floor New York, New York 10016	97,195,897	7.9%
BlackRock[4] 55 East 52nd Street New York, New York 10055	69,223,785	5.6%
The Vanguard Group[5] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	67,873,151	5.5%

(1)   Calculated based on 1,226,998,926 shares of our issued and outstanding common stock as of March 6, 2023.

(2)   Based on the Schedule 13G/A filed on February 14, 2023 by Berkshire Hathaway, reporting beneficial ownership by Warren E. Buffett, Berkshire Hathaway, and Benjamin Moore & Co. Retirement Income Plan. Benjamin Moore & Co. is a subsidiary of Berkshire Hathaway, and Mr. Buffett may be deemed to control Berkshire Hathaway. Berkshire Hathaway and Mr. Buffett share dispositive power over 325,442,152 shares. Benjamin Moore & Co. Retirement Income Plan shares voting and dispositive power over 192,666 shares. As a result of the relationships described under *Corporate Governance and Board Matters—Related Person Transactions—Shareholders' Agreement* beginning on page 35, Berkshire Hathaway and the 3G Funds may be deemed to be a group for purposes of Section 13(d) of the Exchange Act and therefore may be deemed to hold 422,638,049 shares of Kraft Heinz common stock.

(3)   Based on the Schedule 13G/A filed on February 14, 2023 by (i) 3G Global Food Holdings LP, a Cayman Islands limited partnership, (ii) 3G Global Food Holdings GP LP, a Cayman Islands limited partnership ("3G Global Food Holdings GP"), (iii) 3G Capital Partners II LP, a Cayman Islands limited partnership ("3G Capital Partners II"), (iv) 3G Capital Partners Ltd., a Cayman Islands exempted company ("3G Capital Partners Ltd"), and (v) 3G Capital Partners LP, a Cayman Islands limited partnership ("3G Capital Partners LP" and, together with 3G Global Food Holdings, 3G Global Food Holdings GP, 3G Capital Partners II and 3G Capital Partners LP, the "3G Funds"). The 3G Funds share dispositive power over 97,195,897 shares. As a result of the relationships described under *Corporate Governance and Board Matters—Related Person Transactions—Shareholders' Agreement* beginning on page 35, Berkshire Hathaway and the 3G Funds may be deemed to be a group for purposes of Section 13(d) of the Exchange Act and therefore may be deemed to hold 422,638,049 shares of Kraft Heinz common stock.

(4)   Based on the Schedule 13G filed on February 13, 2023 by BlackRock, Inc. ("BlackRock"). BlackRock reports sole voting power with respect to 62,284,682 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 69,223,785 shares, and shared dispositive power with respect to 0 shares.

(5)   Based on the Schedule 13G filed on February 9, 2023 by The Vanguard Group, Inc. (the "Vanguard Group"). The Vanguard Group reports sole voting power with respect to 0 shares, shared voting power with respect to 1,082,335 shares, sole dispositive power with respect to 64,624,630 shares, and shared dispositive power with respect to 3,248,521 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock (collectively, the "Reporting Persons"), to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed electronically with the SEC by the Reporting Persons with respect to the fiscal year ended December 31, 2022, we believe that all filing requirements were complied with in a timely manner.



Proposal 2. Advisory Vote to Approve Executive Compensation

As required by Section 14A of the Exchange Act, we are asking our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this Proxy Statement. We currently conduct this non-binding vote to approve executive compensation annually, and, unless the Board modifies its policy on the frequency of holding the non-binding vote to approve executive compensation, the next non-binding vote to approve executive compensation will take place at the 2024 Annual Meeting of Stockholders.

As described in detail in the Compensation Discussion and Analysis, our executive compensation programs are designed to attract, engage, and incentivize highly skilled and performance-oriented talent, including our NEOs, who are critical to our success. We believe that our compensation program effectively aligns the interests of employees and stockholders and rewards superior financial and operational performance. Please read *Compensation Discussion and Analysis* beginning on page 59 and *Executive Compensation Tables* beginning on page 84 for specific details about our executive compensation programs.

Your vote is not intended to address any specific item of our compensation program, but rather to address our overall approach to the compensation of our NEOs described in this Proxy Statement. This vote on NEO compensation is advisory and therefore will not be binding on Kraft Heinz, our Compensation Committee, or our Board. However, our Board and Compensation Committee value our stockholders' opinions and will evaluate the results of this vote.

At our 2022 Annual Meeting of Stockholders, the compensation of our NEOs was approved by approximately 71% of the votes cast. Based on input from and discussions with our stockholders, we believe our stockholders generally support our overall compensation strategy but desire greater transparency in the disclosure about our program and enhancements to certain features of the program. In response to stockholder feedback, effective for 2023, we made changes to our executive compensation program, including to increase the percentage of PSUs in our annual equity award mix and remove stock options, lengthen the vesting periods for our PSUs and RSUs in the annual equity award, add Company-specific financial metrics in addition to TSR to our PSUs, introduce a negative TSR cap to the TSR metric within our PSU awards, and align our CEO's compensation structure with our other NEOs and improve relative position to peers. We received positive feedback on these changes during our fall 2022 stockholder engagement. We believe the enhancements to our 2023 program structure, including our performance-based compensation, address the concerns expressed with the lower-than-desired level of support received for our executive compensation last year. For additional information on these and other changes effective for 2023, see *Corporate Governance and Board Matters— Stockholder Engagement—Actions Taken in Response to Stockholder Feedback—2023 Executive Compensation Changes* beginning on page 48 and *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 79.

We are asking our stockholders to indicate their support for the compensation of our NEOs as described in this Proxy Statement by voting in favor of the following resolution:

> "**RESOLVED**, that Kraft Heinz's stockholders approve, on an advisory basis, the compensation paid to Kraft Heinz's Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders, pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables, and related narrative discussion."

Recommendation

 The Board recommends a vote **FOR** the approval of our NEO compensation as disclosed in this Proxy Statement.



Compensation Discussion and Analysis

Compensation Discussion and Analysis Contents

Our NEOs

Our executive compensation program is designed to complement our strategy and values, attract and engage qualified, world-class talent to lead our business, create sustainable growth, and drive long-term value for our stockholders. This CD&A outlines our compensation philosophy and program and focuses on our NEOs for our 2022 fiscal year:



Miguel Patricio
Chief Executive Officer
and Chair of the Board



Andre Maciel
Executive Vice President and
Global Chief Financial Officer*



Paulo Basilio
Former Executive Vice President
and Global Chief Financial Officer*



Carlos Abrams-Rivera
Executive Vice President and President, North
America



Rashida La Lande
Executive Vice President, Global General
Counsel, and Chief Sustainability and
Corporate Affairs Officer



Rafael Oliveira
Executive Vice President and President,
International Markets

* Mr. Basilio stepped down as Global Chief Financial Officer and Andre Maciel became Executive Vice President and Global Chief Financial Officer effective March 2, 2022.

2022 Company Performance

Financial Highlights

In 2022, we delivered strong results, driven by our ambition to better serve our customers and consumers and lead the future of food. We entered the final stage of our multi-year transformation, to accelerate profitable growth, and continued to choose greatness as we navigated a difficult environment of ongoing inflation and supply chain disruptions. For fiscal year 2022, we reported:

SALES		INCOME		CASH FLOW	
NET SALES	**ORGANIC NET SALES***	**NET INCOME**	**ADJUSTED EBITDA***	**NET CASH PROVIDED BY OPERATING ACTIVITIES**	**FREE CASH FLOW***
$26.5B	**$26.2B**	**$2.4B**	**$6.0B**	**$2.5B**	**$1.6B**
↑ 1.7% year-over-year increase	↑ 9.8% year-over-year increase	↑ 131.3% year-over-year increase	↓ 5.8% year-over-year decrease	↓ 54.0% year-over-year decrease	↓ 65.2% year-over-year decrease

ZONE PERFORMANCE

NET SALES
($ in millions)



| $0 | $10,000 | $20,000 | $30,000 |

■ **North America**   ■ **International**

SEGMENT ADJUSTED EBIDTA
($ in millions)



| $0 | $2,000 | $4,000 | $6,000 |

■ **North America**   ■ **International**

* *Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*

Business Highlights

We are now several years into our transformation and continuing to advance our strategic plan, including modernizing our marketing and elevating our portfolio. We are striving to provide consumers with solutions that they value. And we continue to set our sights on unlocking efficiencies and reinvesting in the business, both of which make us stronger and help position us well for whatever challenges come our way. In 2022, we:

 **IMPROVED OUR AGILITY**	✓	Continued to execute business investments in our strategic plan
	✓	Rolled out 28 dedicated multi-disciplinary teams, which we call agile pods, to tackle our most important strategic initiatives
	✓	Introduced ONE Innovation Engine to develop superior products, incorporating real-time feedback from consumers, and bring them to market more quickly than before
 **STRENGTHENED OUR ICONIC BRANDS**	✓	Launched *Kraft-O-Matic*, our in-house proprietary data science model that analyzes consumer behavior across brands and allows us to shape marketing strategy to maximize impact
	✓	Leveraged our internal agency, *The Kitchen*, to strengthen relationships with consumers by generating individualized content at scale and driving earned media
	✓	Renovated iconic brands such as *Lunchables* and *Capri Sun*, while furthering our nutrition agenda
 **OPTIMIZED PRODUCT PORTFOLIO**	✓	Closed acquisitions and investments aimed at building our global Taste Elevation platform
	✓	Formed a joint venture with TheNotCompany, Inc. to develop and launch superior plant-based products leveraging their cutting-edge artificial intelligence technology and our brands and scale
	✓	Executed a SKU rationalization program to create efficiencies and increase portfolio profitability
 **IMPROVED FINANCIAL FLEXIBILITY**	✓	Had Net Leverage* of 3.2x for the 12-months ended December 31, 2022, upgraded to investment grade credit status, and received an upgrade in our long-term debt credit rating by Fitch from BBB- to BBB
	✓	Secured 100% fixed debt with approximately 14-year maturity, reducing exposure to volatile interest rates, as of December 31, 2022
	✓	Generated gross efficiencies of approximately $450M



ADVANCED STRATEGIC TRANSFORMATION FOR THE LONG-TERM

✓ Brought in talent to fill in the gap for critical skill sets and improved employee engagement versus 2021

✓ Collaborated with retailers to help us co-develop better digital solutions such as demand planning and inventory management

✓ Laid foundations for a tech eco-system to create end-to-end capabilities with leading tech companies that accelerate solutions, capture efficiencies, and create a significant competitive advantage

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

2022 Performance and NEO Compensation

2022 was a culmination of the initial phases of our transformation journey to reset our foundation and deploy our new operating model to accelerate profitable growth through operational performance and individual performance by our employees, including our NEOs. These collaborative and focused efforts have led to our strong financial results for 2022. In line with our pay-for-performance strategy and culture of ownership and meritocracy, the compensation delivered to our NEOs for 2022 reflects the design of our compensation package, the ambitious goal setting in our incentive plans, and the achieved performance for the year.

- Performance Bonus Plan (cash bonus) payouts to our NEOs for our 2022 fiscal year averaged 85% of target.
- The second tranche of the performance conditions for the PSUs granted on June 1, 2020 were certified in 2022 at 100% achievement.

Compensation Structure and Goals

Best Practices

 **What We Do**

✓ Significant **alignment between pay and performance**

✓ Base pay **increases on merit and market alignment**

✓ Rigorous **stock ownership requirements** to align executives' interests with stockholders

✓ Maintain a robust **clawback policy**

✓ Use **double-trigger change in control** provisions

✓ Compensation Committee engages an **independent compensation consultant**, who performs no other work for the Company, to advise on executive compensation matters

✓ Retain independent consultant to perform **risk assessment** of executive and broad-based annual compensation programs

✓ Proactive year-round **engagement with stockholders** on executive compensation

✓ **ESG-related KPIs** for more than 1,500 executives and employees

 **What We Do NOT Do**

✗ **No excessive risk taking** that would threaten the reputation or sustainability of Kraft Heinz

✗ **No excise tax gross ups**

✗ **No guaranteed** salary increases or bonuses

✗ **No single-trigger** change in control provisions

✗ **No hedging** transactions, short-selling, or transacting in puts, calls, or other derivatives on Kraft Heinz securities

✗ **No pledging** or holding Kraft Heinz securities in a margin account as collateral for a loan

✗ **No non-qualified deferred compensation** programs for executives

✗ **No enhanced benefit programs** for executives

Total Rewards Philosophy and Core Principles

Our Total Rewards philosophy is designed to provide a meaningful and flexible spectrum of programs that support our diverse workforce and their families. Our plans are designed to be market competitive and data-driven to preserve our high-performance and results oriented culture. The elements of our compensation programs in particular, complement our strategy and Values and enable us to attract and engage highly-skilled and performance-oriented talent.

Our core principles are:

PAY FOR PERFORMANCE	✓ Approximately two-thirds of our executive compensation is at-risk and performance-based with metrics aligned to our long-term growth strategy. Kraft Heinz performance is evaluated by:
	1 Our performance, including results against short- and long-term growth targets
	2 Total return to our stockholders relative to our peers
ALIGN WITH STOCKHOLDER INTERESTS	✓ Our compensation programs are designed to align our executives' interests with those of our stockholders.
	✓ Approximately two-thirds of our executive compensation is tied to Kraft Heinz performance.
	✓ Our stock ownership guidelines strengthen alignment of our executive officers' interests with those of our stockholders.
DRIVE LONG-TERM PROFITABLE GROWTH	✓ We are driven by our Values *We dare to do better every day*, *We own it*, and *We champion great people*.
	✓ We reward and invest in attracting, engaging, and retaining world-class talent with the highest potential to drive sustainable, long-term growth and profitability.
RECOGNIZE INDIVIDUAL PERFORMANCE	✓ Individual performance consistent with our Values and leadership principles is also taken into consideration.
	✓ We recognize and reward demonstrated skills while supporting continued development.
	✓ We see non-financial performance metrics, such as our ESG targets, as critical to the long-term success of our business and reflective of our external responsibility as global leaders, and we believe they add value for our stockholders and other stakeholders.

Program Goals and Pay for Performance

Our compensation program has been designed to accomplish the following overall goals:



Reward financial and operational performance

Place a significant portion of compensation at risk based on achievement of performance goals

Align the interests of the NEOs with those of our stockholders

Attract, engage, and incentivize highly skilled and performance-oriented talent

We believe compensation for our executives should be tied to the success of Kraft Heinz to align executives' interests with the long-term interests of our stockholders. Accordingly, a majority of our NEO compensation is designed to be "at risk" and dependent on achieving quantitative performance goals over both short- and long-term periods. The following charts show the compensation mix for our Chief Executive Officer ("CEO") and other NEOs, including base salary, annual incentive compensation under the Performance Bonus Plan, and the grant date fair value of equity awards, for 2022.



CEO(1)

RSUs
27%
66%
Performance-Based and/or at Risk
Base Salary
7%
Performance Bonus Plan at Target
21%
PSUs
45%

Other NEOs(2)

RSUs
28%
Option Awards
<1%
PSUs
37%
60%
Performance-Based and/or at Risk
Base Salary
12%
Performance Bonus Plan at Target
23%

(1) Equity award values for Mr. Patricio reflect the pro-rata 2022 value of his sign-on new hire awards granted in August 2019 and annualized over the vesting period of each award (three or four years).

(2) Equity award values for Mr. Abrams-Rivera reflect the pro-rata 2022 value of his sign-on new hire awards granted in March 2020 and annualized over four years.

Role of Peer Groups

We continuously review and assess our compensation programs to create alignment with our strategies and philosophy. We believe it is important to understand the compensation programs and practices of companies with which we compete for talent, consumers, and investors. The Compensation Committee uses two peer groups: the compensation peer group is used to benchmark executive compensation and compensation design, and the performance peer group is used to measure our relative performance for calculating PSU payouts.

COMPENSATION PEER GROUP

The Compensation Committee, in consultation with the compensation consultant, reviews compensation data from the following compensation peer group of companies as a reference point in evaluating compensation for our NEOs, including our CEO, and benchmarking compensation plan designs. In addition, the Compensation Committee considers individual responsibilities and performance, leadership, years of experience, Kraft Heinz performance, and long-term growth potential in making executive compensation decisions.

- Archer-Daniels-Midland Company
- Campbell Soup Company
- Colgate-Palmolive Company
- Conagra Brands, Inc.
- General Mills, Inc.
- Hormel Foods Corporation
- Kellogg Company
- Kimberly-Clark Corporation
- Mondelēz International, Inc.
- PepsiCo, Inc.
- The Coca-Cola Company
- The Procter & Gamble Company
- Tyson Foods, Inc.

Additions effective for 2023:

- Keurig Dr Pepper Inc.
- The Hershey Company
- The J. M. Smucker Company
- McCormick & Company, Incorporated

The compensation peer group is based on publicly traded, U.S.-based organizations in the Consumer Staples Industry (under the Global Industry Classification Standard (GICS)) with revenue of approximately half to double Kraft Heinz's net sales. We consider the organizations in this industry to be peers in competition for talent, consumers, and investors. We routinely review the selection criteria and companies in the compensation peer group. For 2022, the Compensation Committee confirmed all companies met the criteria for selection and did not make any changes to the compensation

peer group. For 2023, the Compensation Committee approved changes to the compensation peer group to add Keurig Dr Pepper Inc, The Hershey Company, The J. M. Smucker Company, and McCormick & Company, Incorporated.

PERFORMANCE PEER GROUP

We established the following performance peer group in 2021 with the introduction of our total shareholder return (TSR) performance metric to compare our long-term incentive compensation to the delivery of results relative to the following peers, which we consider our performance peer group.

- Campbell Soup Company
- Conagra Brands, Inc.
- General Mills, Inc.
- Hormel Foods Corporation

- The J. M. Smucker Company
- Kellogg Company
- Mondelēz International, Inc.
- PepsiCo, Inc.

- The Coca-Cola Company
- Tyson Foods, Inc.

Additions effective for 2023:
- Keurig Dr Pepper Inc.
- The Hershey Company
- McCormick & Company, Incorporated

We selected a subset of 13 Fast-moving Consumer Goods (FMCG) and Consumer Goods (CG) peers from our compensation peer group for the performance peer group. We view these companies, in particular, to be impacted by similar external and market factors and to similar degrees as Kraft Heinz. We believe measuring our results relative to this performance peer group supports our pay-for-performance philosophy and aligns with stockholder interests. We will review the selection criteria and companies in the performance peer group regularly. For 2022, the Compensation Committee confirmed all companies met the original criteria for selection and did not make any changes to the performance peer group. For 2023, the Compensation Committee approved changes to the performance peer group to add Keurig Dr Pepper Inc, The Hershey Company, and McCormick & Company, Incorporated.

Oversight and 2022 Compensation Decisions

The Compensation Committee oversees our executive compensation program and plans to align them with our strategy, goals, and stockholder interests. In making 2022 compensation decisions, the Compensation Committee considered a number of factors, including:

1	2	3	4	5
Compensation programs at peer companies	Kraft Heinz's performance over the last three years	Our financial plan for 2020 to 2024, as part of our growth strategy and long-term outlook	Payouts from our historical compensation programs	Methods of aligning executive compensation with stockholder returns

Taking into account these factors, we took the following actions for our 2022 fiscal year:

- reassessed annual Performance Bonus Plan ("PBP") financial targets to provide an ambitious, yet achievable, plan that aligns with Kraft Heinz's and stockholders' interests
- aligned performance targets for 2022 performance-based equity grants with Kraft Heinz's total rewards philosophy, long-term strategy, and operating goals

2022 Executive Compensation Program

How Kraft Heinz Determines Compensation

We believe that our compensation programs should preserve our culture of pay for performance through ownership, ambition, and meritocracy.

Our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)), with a view toward linking a significant portion of each NEO's compensation to their individual performance and Kraft Heinz's performance. Our compensation elements are designed to work together to recognize above median performance, continue to drive value creation, and align our employees' interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected / actual achieved performance relative to our peers. In line with our pay-for-performance philosophy, we generally do not offer enhanced benefits or significant perquisites to our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and actual total compensation is in line with peer practice. Total cash and total compensation are designed to reflect above market median achievement only when relative performance is achieved, aligning with our performance-based pay philosophy.

Our Performance Bonus Plan (PBP) financial measure maximum opportunity is limited to 120% of target and our PSU maximum opportunity is limited to 150% of target. Our maximum payout opportunity is designed to be below market practice (which market practice generally provides for payout up to 200% of target), and to take into consideration the ambitious targets set for the plans.

Our voluntary, annual bonus investment plan ("Bonus Investment Plan"), previously known as the Bonus Swap Program, plays an important role in aligning our employees' goals with our stockholders, employee retention, and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. Since the investment opportunity is tied to the PBP achievement, it also provides the opportunity for top quartile total compensation when top quartile relative performance is achieved.

Elements and Objectives at a Glance

For 2022, the primary elements and objectives of our compensation program for our executive officers, including our NEOs, are:

		Element	Performance Metric	Description	Strategy Alignment
FIXED	**SHORT-TERM**	**Base Salary**	—	Ongoing base cash compensation based on the executive officer's role and responsibilities, individual job performance, experience, and market.	✓ Recruitment and retention ✓ Market competitive
		Benefits and Perquisites	—	Limited types of non-wage compensation provided in addition to base salary, short-term incentives, and long-term incentives.	✓ Market competitive
VARIABLE		**Performance Bonus Plan (PBP)**	PBP EBITDA (100%)	Annual cash incentive with actual cash payouts linked to achievement of key annual Kraft Heinz performance targets and individual performance targets, with equity investment opportunity under our Bonus Investment Plan.	✓ Drive top-tier performance ✓ Incentivize and reward performance ✓ With Bonus Investment Plan, tie short-term compensation with our long-term strategy and stockholders' interests
	LONG-TERM	**PSUs**	Three-year relative TSR (100%)	Linked to achievement of long-term profitability goals, vest subject to continued employment and the achievement of the performance metric (relative TSR), and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation ✓ Incentivize achievement of specific performance goals and long-term strategy ✓ Drive long-term profitable growth
		RSUs	—	Vest based upon continued employment and may be awarded through an annual award, performance award, or under our Bonus Investment Plan as Matching RSUs.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation
		Stock Options	We view stock options to be performance-based as their value is tied to Kraft Heinz performance and our stock price.	Generally vest in full after three years based on continued employment and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Link realized value entirely to stock appreciation ✓ Drive long-term profitable growth

The Compensation Committee reviews the elements of our compensation program for our NEOs on an annual basis and generally makes changes effective January 1. As part of its review, the Compensation Committee considers market benchmark data, peer practice, scope and responsibility of the NEO's role, and individual performance.

Notable Changes for 2023

We believe the strong link between pay and individual and Company performance is consistent with our strategy and culture of meritocracy and an important part of Kraft Heinz's long-term success and driving value for our stockholders. Our long-term incentive plans reflect our commitment to our compensation program objectives and provide opportunities for our employees to build greater long-term wealth that can grow as our Company grows.

At our 2022 Annual Meeting of Stockholders, the compensation of our NEOs was approved by approximately 71% of the votes cast. Based on input from and discussions with our stockholders, we believe our stockholders support our overall compensation strategy but desire greater transparency in the disclosure about our program and enhancements to certain features of the program.

In response to stockholder feedback, effective in 2023, the Compensation Committee approved changes to our compensation programs, taking into consideration feedback received through stockholder engagement, market practices, and alignment with our company culture and long-term strategy. These changes include:



Increased percentage of PSUs

✓ Changed annual equity award mix to 70% PSUs and 30% RSUs



Lengthened vesting periods

✓ Changed to 75% on the third anniversary and 25% on the fourth anniversary from 100% vesting on third anniversary for annual awards



Added Company-specific financial metrics to PSUs

✓ Added three-year Organic Net Sales compound annual growth rate (CAGR) (30%) and three-year cumulative Free Cash Flow (30%) as performance metrics, in addition to three-year average annual TSR (40%), to align with our long-term growth targets



Introduced negative TSR cap

✓ Capped TSR at target in the event the Company has a negative TSR at the end of the 3-year performance period



Aligned CEO compensation

✓ Aligned CEO compensation structure with our other NEOs and improved relative position to peers, including awarding our CEO annual equity awards consistent with our other NEOs and offering the same bonus investment opportunity (35%, changed from 25% or 50% in prior years)

For additional information on these changes and our stockholder engagement program, see *Corporate Governance and Board Matters—Stockholder Engagement* beginning on page 43. For additional information on other changes to our compensation program for 2023, see *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 79.

CEO Compensation

For 2022, there were no changes to Mr. Patricio's compensation package from 2019. Mr. Patricio's compensation remained heavily weighted toward performance-based elements, reflecting the Compensation Committee's belief that the majority of Mr. Patricio's compensation should be at risk and tied to his individual performance and Kraft Heinz's performance. For 2022, Mr. Patricio's base salary remained $1,000,000 and his bonus target award opportunity remained at 300% of his base salary with a maximum opportunity limited to 120% of target achievement of the financial measure.

In light of Mr. Patricio's personal commitment and as an additional material inducement to his agreement to be employed by Kraft Heinz, in August 2019, Mr. Patricio received three one-time equity compensation awards. For additional information regarding Mr. Patricio's personal commitment and these awards, see the Compensation Discussion and Analysis section of our 2019 proxy statement. Mr. Patricio was not eligible to receive additional equity awards until

2023, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan. For additional information regarding our Bonus Investment Plan, see below under *Bonus Investment Plan* beginning on page 74.

Effective in 2023, the Compensation Committee approved the changes for Mr. Patricio's compensation package and structure as detailed under *2023 Executive Compensation Changes* beginning on page 79.

Base Salary

Base salary is the principal "fixed" element of our executive compensation. The Compensation Committee believes that it is important that each NEO receives a market-competitive base salary that provides an appropriate balance between fixed and "at risk" compensation. The initial base salary of each NEO is established in connection with their hiring. In establishing base salaries, we review and consider market-based survey and peer proxy data for informational purposes and generally target market median.

The Compensation Committee has sole responsibility for the review of Mr. Patricio's compensation. Mr. Patricio has primary responsibility for the review of the compensation of his direct reports, including the other NEOs, and provides salary recommendations to the Compensation Committee.

2022 BASE SALARY CHANGES

Effective March 1, 2022, Mr. Basilio stepped down as Global Chief Financial Officer and transitioned into a Strategic Advisor role through August 31, 2022, for which he received no additional compensation. On the same date, Mr. Maciel was promoted to Executive Vice President and Global Chief Financial Officer. In connection with his promotion, Mr. Maciel's annual base salary was increased from $500,000 to $650,000.

In connection with the Compensation Committee's annual compensation review process, in December 2021, the Committee approved an increase in Ms. La Lande's annual base salary from $650,000 to $700,000 effective December 27, 2021, the first business day of our 2022 fiscal year. In making its decision to increase Ms. La Lande's base salary, the Compensation Committee assessed Ms. La Lande's performance and her duties as Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer and considered related market data. No other base salary changes for our NEOs were made for 2022.

The annualized base salary for each NEO as of December 31 was:

NEO	2021 Base Salary ($)	2022 Base Salary ($)
Mr. Patricio	1,000,000	1,000,000
Mr. Maciel	500,000	650,000
Mr. Basilio	750,000	—[a]
Mr. Abrams-Rivera	800,000	800,000
Ms. La Lande	650,000	700,000
Mr. Oliveira	790,411[b]	678,824[b]

(a) Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He did not receive compensation for this role.

(b) Mr. Oliveira is located in the U.K. and paid in British pounds (£). The amount shown is expressed in U.S. dollars using an exchange rate, which is the 12-month average exchange rate for the calendar year rounded to the nearest £0.01. The exchange rates used are $1 to £0.73 for 2021 and $1 to £0.85 for 2022.

We believe that the base salary review process serves our pay-for-performance philosophy, because base pay increases are not provided to all NEOs on an annual basis. Increases are performance-based and dependent on the NEO's success and achievement in their role or for market parity. For additional information regarding target annual incentive awards, see below under *Annual Cash-Based Performance Bonus Plan (PBP)—Target Award Opportunity* on page 70.

Annual Cash-Based Performance Bonus Plan (PBP)

The PBP is designed to motivate and reward employees who contribute positively toward our near-term business strategy and achieve their annual individual performance objectives. The formula for determining a PBP participant's annual bonus payout is:



BASE SALARY FOR PBP PAYOUT x **TARGET AWARD OPPORTUNITY** x **COMPANY FINANCIAL MULTIPLIER** x **INDIVIDUAL PERFORMANCE SCORE** = **PBP PAYOUT EARNED**

BASE SALARY

For purposes of PBP payout, we calculate base salary by averaging an employee's annual salary as of the 15th day of each month. For any new hires or changes in salary during the fiscal year, we prorate the base salary amount based upon the duration of the individual's service or timing of changes. For additional information regarding our NEOs' base salaries, see above under *Base Salary* beginning on page 69.

TARGET AWARD OPPORTUNITY

We establish a target award opportunity for each NEO prior to the beginning of each year, or upon their hire or establishment of increased responsibilities or changes in role, set as a percentage of the NEO's annual base salary. When establishing the target award opportunity, we consider the overall design of the PBP plan, including the ambitious nature of the performance targets set versus the strategic plan and the maximum payout opportunity available under the plan, and the balance of the compensation components in the NEO's total compensation.

2022 Target Award Opportunity Changes

In connection with Mr. Maciel's promotion to Executive Vice President and Global Chief Financial Officer on March 2, 2022, his annual PBP target award opportunity was increased from 150% to 175%.

In connection with the Compensation Committee's annual compensation review process, in December 2021, the Committee approved an increase in Mr. Abrams-Rivera's PBP target award opportunity from 200% to 225%, effective December 27, 2021, the first business day of our 2022 fiscal year. In making its decision to increase Mr. Abrams-Rivera's PBP target award opportunity, the Compensation Committee assessed Mr. Abrams-Rivera's performance and his increase in duties as Executive Vice President and President, North America and considered related market data. No other PBP target award opportunities for our NEOs were made for 2022.

The target award opportunity for each of our NEOs as of December 31 was:

NEO	2021 Target Award Opportunity	2022 Target Award Opportunity
Mr. Patricio	300%	300%
Mr. Maciel	150%	175%
Mr. Basilio	250%	—(a)
Mr. Abrams-Rivera	200%	225%
Ms. La Lande	150%	150%
Mr. Oliveira	225%	225%

(a) Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He was not eligible for the 2022 PBP.

COMPANY FINANCIAL MULTIPLIER

The financial multiplier is a percentage multiplier based upon achievement of the threshold, target, or maximum level of the applicable global, zone, or business unit financial performance metric for each executive, including our NEOs. For our 2022 fiscal year, the Compensation Committee chose a single metric, PBP EBITDA, for our global financial performance as well as each zone and business unit. In establishing our 2022 Annual Operating Plan ("AOP"), the Compensation Committee considered uncertainties relating to supply chain constraints, economic indicators, and the COVID-19 pandemic and their potential positive and negative impacts on our industry and business. The financial performance multiplier ranges from 50% at threshold, to 100% at target, and 120% at maximum based on achievement against the established financial performance targets. Our maximum payout opportunity of 120% is designed to be below market practice (which market practice generally provides for payout up to 200% of target).

We believe that PBP EBITDA reflects key aspects of our performance, including revenue growth, expense control, and efficient use of capital, while maintaining simplicity in the design and execution of our annual cash-based performance bonus plan. The Compensation Committee believes PBP EBITDA appropriately reflects our focus on successful management of our core operations—growing our business and driving sustained increases in profit—in turn, aligning the interests of our NEOs with those of our stockholders. PBP EBITDA is defined below under *Financial Measure* on page 72.

Global Performance: Patricio, Maciel, La Lande

For employees evaluated based upon our global performance, which includes Mr. Patricio, Mr. Maciel, and Ms. La Lande, the 2022 financial multiplier was calculated based upon our global PBP EBITDA.

	Global PBP EBITDA ($ millions)	Financial Multiplier (%)
Threshold	5,468	50
Target	6,075	100
Maximum	6,209	120
Achieved	**6,031**	**96.4**

Based on performance achieved against targets, the Compensation Committee approved a financial multiplier with respect to global performance of 96.4% for 2022.

North America Zone Performance: Abrams-Rivera

For employees evaluated based upon our North America Zone performance, which includes Mr. Abrams-Rivera, the total 2022 financial multiplier was calculated based upon a weighted average of 30% of the global PBP EBITDA financial multiplier (as provided above) and 70% of the North America Zone PBP EBITDA financial multiplier.

	North America Zone PBP EBITDA ($ millions)	Financial Multiplier (%)
Threshold	4,876	50
Target	5,336	100
Maximum	5,431	120
Achieved	**5,303**	**96.4**

Based on performance achieved against targets, the Compensation Committee approved a financial multiplier with respect to North America Zone performance of 96.4% for 2022, for a total weighted average financial multiplier of 96.4%.

International Zone Performance: Oliveira

For employees evaluated based upon our International Zone performance, which includes Mr. Oliveira, the total 2022 financial multiplier was calculated based upon a weighted average of 30% of the global PBP EBITDA financial multiplier (as provided above) and 70% of the International Zone PBP EBITDA financial multiplier.

	International Zone PBP EBITDA (in $ millions)	Financial Multiplier (%)
Threshold	898	50
Target	1,045	100
Maximum	1,094	120
Achieved	**1,034**	**96.1**

Based on performance achieved against targets, the Compensation Committee approved a financial multiplier with respect to International Zone performance of 96.0% for 2022, for a total weighted average financial multiplier of 96.1%.

FINANCIAL MEASURE

PBP EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, we exclude, when they occur, the impacts of foreign currency fluctuations by maintaining the exchange rates established in our AOP, restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, equity award compensation expense (excluding restructuring activities), higher or lower incentive compensation compared with what we established in our AOP, the impacts of divestiture-related license income (e.g., income related to the sale of licenses in connection with the sale of certain assets in our global cheese business), certain non-ordinary course legal and regulatory matters, and, due to the highly inflationary environment, the impacts of our Venezuelan and Turkish subsidiaries. We may adjust the threshold, target, and maximum metrics to incorporate the impact of acquisitions and divestitures. We did not adjust the threshold, target, and maximum for 2022.

INDIVIDUAL PERFORMANCE SCORE

The foundation of each employee's individual performance score is our Management by Objectives ("MBO") process. At the beginning of each year, the Compensation Committee establishes a series of individual performance goals, or MBOs, that are based upon our corporate strategy, which are then cascaded throughout the organization. First, the Compensation Committee establishes MBOs for our CEO. Then, in consultation with the Compensation Committee, the CEO establishes corresponding MBOs for each of his direct reports, including the NEOs, which are further cascaded down throughout the organization. This cascading process enables us to drive initiatives by aligning individual employee goals throughout the organization.

Each NEO has an MBO comprised of multiple goals or objectives. For each goal, there are one or more Key Performance Indicators ("KPIs"), which are the quantitative or qualitative metrics used to track achievement of the goal. The individual performance multiplier ranges from 10% at threshold, to 100% at target, and 110% at maximum based on the level of achievement against the established individual performance targets.

For 2022, the MBO goals for each of the NEOs and the overall performance ascribed by the Compensation Committee for each NEO based on their performance were:

NEO	MBO Goals	Key Performance Indicators ("KPIs")	Weight (%)	Individual Performance Score
Mr. Patricio	• Deliver Kraft Heinz Financial Results	○ Achievement in global Organic Net Sales	25	85%
		○ Achievement in global market share	15	
	• Deliver New Projects to Improve the Business	○ Progress on digital revolution	15	
		○ Progress on global portfolio transformation	15	
		○ Progress on global ESG goals	15	
	• Attract and Retain Kraft Heinz Talent	○ Improvement in global engagement score and reduction in global turnover	15	

NEO	MBO Goals	Key Performance Indicators ("KPIs")	Weight (%)	Individual Performance Score
Mr. Maciel	• Deliver Kraft Heinz Financial Results	o Achievement in global cash conversion	20	89%
		o Achievement in global PBP adjusted net income	20	
	• Increase Kraft Heinz's Financial Efficiency	o Progress on portfolio and capital structure objectives	25	
		o Progress on finance transformation	10	
		o Achievement of compliance and internal controls objectives	10	
	• Attract and Retain Kraft Heinz Talent	o Improvement in global finance engagement score and reduction in global finance turnover	15	
Mr. Abrams-Rivera	• Deliver Kraft Heinz North America (NA) Zone Financial Results	o Achievement in North America Zone Organic Net Sales	20	88%
		o Achievement in North America Zone market share	15	
		o Achievement on service levels in case fill rate	10	
	• Deliver New Projects to Improve the Business	o Progress on North America Zone digital revolution	20	
		o Progress on North America Zone portfolio transformation	20	
	• Attract and Retain Kraft Heinz Talent	o Improvement in North America Zone engagement score and reduction in North America Zone turnover	15	
Ms. La Lande	• Deliver Effective and Efficient Legal Services	o Success on key legal matters	25	90%
	• Protect and Promote the Company and its Brands	o Progress on global portfolio transformation	25	
		o Progress on global ESG goals	20	
		o Achievement of ethics and compliance targets	20	
	• Attract and Retain Kraft Heinz Talent	o Improvement in global legal engagement score and reduction in global legal turnover	10	
Mr. Oliveira	• Deliver Kraft Heinz International Zone Financial Results	o Achievement in International Zone Organic Net Sales	25	91%
		o Progress on annual operating plan for key emerging market countries	25	
		o Progress on portfolio transformation	15	
		o Achievement in market share	10	
	• Deliver New Projects to Improve the Business	o Progress on International Zone ESG goals	10	
	• Attract and Retain Kraft Heinz Talent	o Improvement in International Zone engagement score and reduction in International Zone turnover	15	

PBP PAYOUT EARNED

In our 2022 fiscal year, the Compensation Committee approved the following PBP payouts earned for each of our NEOs:

Name	Base Salary for PBP Calculation ($)	Target Award Opportunity (%)	Financial Multiplier (%)	Individual Performance Score (%)	PBP Payout Earned ($)
Mr. Patricio	1,000,000	300	96.4	85	2,466,720
Mr. Maciel	650,000	175	96.4	89	921,848
Mr. Basilio[a]	—	—	—	—	—
Mr. Abrams-Rivera	800,000	225	96.4	88	1,530,952
Ms. La Lande	700,000	150	96.4	90	910,602
Mr. Oliveira[b]	678,824	225	96.1	91	1,340,213

(a)   Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He was not eligible for the 2022 PBP.

(b)   Mr. Oliveira's base salary and cash bonus are paid in British pounds (£). The figures in this table reflect the U.S. dollar equivalent of the base salary and PBP payout earned for Mr. Oliveira at the time PBP payout amounts are approved by the Compensation Committee in January 2023 using an exchange rate of $1 to £0.85.

Bonus Investment Plan

As part of our commitment to fostering an ownership mentality and to align employees' interests with stockholders' interests and drive stockholder value, we offer certain employees, including our NEOs, the opportunity to participate in our voluntary, annual Bonus Investment Plan. Our Bonus Investment Plan, previously known as the Bonus Swap Program, plays an important role in aligning our employees' goals with our stockholders, employee retention and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. Since the investment opportunity is tied to the PBP achievement, it also provides the opportunity for top quartile total compensation when top quartile relative performance is achieved.

This unique program is designed to drive performance and aligns with our belief in meritocracy and commitment to offering competitive compensation. Under the plan, eligible employees can invest a portion of their earned annual PBP bonus toward the purchase of shares of Company stock ("Investment Shares"). The Company will then grant a matching contribution in the form of Restricted Stock Units ("Matching RSUs") based on a contribution formula. The Matching RSUs will cliff vest three years from the grant date, subject to the employee's continued employment with Kraft Heinz and the retention of the Investment Shares as described below.

To participate in the plan, eligible employees can elect to invest 35% of their calculated net bonus, which is the employee's PBP payout earned less an amount based on a normalized tax rate (based on country of residence), to purchase Investment Shares. The Matching RSUs are calculated as a multiple based on a level of 35% of the gross PBP payout earned. In 2022, Mr. Patricio could elect an election percentage of 25% or 50%. Mr. Patricio's investment options are grandfathered to historic investment levels based on his offer terms. Mr. Patricio's participation in the plan increases his total investment in Kraft Heinz and reinforces Kraft Heinz's compensation program objectives and philosophy, further aligning Mr. Patricio's interests with those of our stockholders and driving long-term growth.

Effective in 2023, the Compensation Committee approved a change in Mr. Patricio's bonus investment option to align it with that of other employees (35%), as detailed under *2023 Executive Compensation Changes* beginning on page 79.

The number of Investment Shares purchased is calculated as the product of the participant's calculated net bonus and the participant's election percentage, divided by the closing price of our stock on the plan effective date:

CALCULATED NET BONUS **X** 35% *(for Mr. Patricio, 25% or 50% in 2022)* ÷ CLOSING STOCK PRICE **=** NUMBER OF INVESTMENT SHARES

The number of Matching RSUs a participant receives is calculated as the product of the participant's gross PBP payout earned, the participant's election percentage, and a multiplier that is associated with the participant's level in the organization, divided by the closing price of our stock on the plan effective date:

PBP PAYOUT EARNED **X** 35% *(for Mr. Patricio, 25% or 50% in 2022)* **X** MULTIPLIER ASSOCIATED WITH LEVEL ÷ CLOSING STOCK PRICE **=** NUMBER OF MATCHING RSUs

Matching RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying Matching RSUs.

If a participant sells or otherwise transfers Investment Shares before the related Matching RSUs are vested, he, she, or they will immediately forfeit:

- if 50% or less of the Investment Shares are sold or transferred, an amount of Matching RSUs and accrued DEUs equal to two times the percentage of Investment Shares sold or transferred

- if more than 50% of the Investment Shares are sold or transferred, 100% of the Matching RSUs and accrued DEUs

In 2022, our eligible NEOs participated in the Bonus Investment Plan as follows, based on 2021 PBP payouts earned:

Name	Investment Amount ($)	Investment Shares (#)	Matching RSUs (#)
Mr. Patricio	862,564	22,300	74,332
Mr. Maciel	153,676	3,973	13,241
Mr. Abrams-Rivera	275,634	7,126	23,750
Ms. La Lande	218,813	5,657	18,855
Mr. Oliveira	327,929	8,478	30,828

The Compensation Committee believes that the Bonus Investment Plan as a whole, and the forfeitability of the Matching RSUs, in particular, fosters employee retention and strongly motivates eligible employees to hold Kraft Heinz common stock for the long-term, further emphasizing a long-term view in creating stockholder value.

Annual Equity Awards

Our long-term incentive programs, including annual equity awards and the Bonus Investment Plan, play an important role in our total reward and recognition strategy enabling our pay-for-performance philosophy and our ownership and meritocracy culture. The Compensation Committee believes that PSUs, RSUs, and stock options incentivize long-term performance and provide additional alignment between the NEOs interests and those of our stockholders, while also providing a significant retention incentive, because the underlying value of the awards is tied to our stock price and the performance of the Company.

In March 2022, in order to further retain, engage, and motivate top talent and align the interests of management with those of our stockholders, we issued PSUs, RSUs, and stock options to employees at the Director level and above, including all of our NEOs except Mr. Patricio and Mr. Basilio.

To define the size of the individual annual equity award we take into consideration individual performance, market data, and the baseline equity award, which is determined by the NEOs job level and their annual base salary. We also take into consideration the Bonus Investment Plan Matching RSU opportunity, assuming that the NEO will elect to participate in the program.

In 2022, the baseline equity award was granted using a mix of 40% PSUs, 40% RSUs, and 20% stock options, and will cliff vest on the third anniversary of the grant date.

The complementary element within the annual equity award, the performance award, was granted using a mix of 60% PSUs and 40% RSUs. The PSUs and RSUs will vest 75% on the third anniversary of the grant date and 25% on the fourth anniversary of the grant date.

In general, the cumulative mix of the annual equity award for our NEOs is 52% PSUs, 40% RSUs, and 8% stock options.

RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying RSUs.

The number of PSUs that will vest will be based on achievement of a relative TSR target over a three-year performance period from January 1, 2022 through December 31, 2024. The Company will compare achieved TSR over that period versus the 10 companies identified in the 2022 performance peer group using the below calculation. Beginning TSR price is the average closing stock price for the 30 calendar days from the start of the performance period. Ending TSR price is the average closing stock price for the last 30 calendar days ending on the measurement date.



The achieved performance and the number of PSUs earned is based upon the Company's relative rank among the peer companies at the end of the performance period and is not subject to interpolation within or between quartiles. Based on achievement against the established performance target, recipients are eligible to receive 50% of the granted PSUs at threshold, 100% of the granted PSUs at target, and 150% of the granted PSUs at maximum. Our maximum performance opportunity of 150% is designed to be below market practice (which market practice generally provides for payout up to 200% of target) in recognition of the notional values of the PSU award and the ambitious target set above market median.

Relative Rank	Top Quartile	Third Quartile	Second Quartile	Bottom Quartile
Percent of Granted PSUs Earned	150%	100%	50%	0%

We established the following performance peer group in 2021 with the introduction of our TSR performance metric to compare our long-term incentive compensation to the delivery of results relative to the following peers, which we consider our performance peer group.

- Campbell Soup Company
- Conagra Brands, Inc.
- General Mills, Inc.
- Hormel Foods Corporation

- The J. M. Smucker Company
- Kellogg Company
- Mondelēz International, Inc.
- PepsiCo, Inc.

- The Coca-Cola Company
- Tyson Foods, Inc.

Additions effective for 2023:
- Keurig Dr Pepper Inc.
- The Hershey Company
- McCormick & Company, Incorporated

Name	PSU Award Target ($)	RSU Award ($)	Stock Option Award (notional) ($)	Total Annual Award Target ($)
Mr. Patricio	—	—	—	—
Mr. Maciel	1,400,000	1,000,000	100,000	2,500,000
Mr. Basilio	—	—	—	—
Mr. Abrams-Rivera	2,800,000	2,000,000	200,000	5,000,000
Ms. La Lande	1,780,000	1,280,000	140,000	3,200,000
Mr. Oliveira	1,892,000	1,392,000	196,000	3,480.000

Additional information about the annual equity award is provided in *Executive Compensation Tables—Grants of Plan-Based Awards* on page 86 and *Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year End* beginning on page 88.

PSU Performance

2020 PSU Performance Conditions Certified

The second performance period for the PSUs granted on June 1, 2020 (the "2020 PSUs") ended with achievement of 100% as follows:

Portion of Award	Performance Period	Performance Indicator	Target	Actual	Achievement Score By Indicator	Total
50%	July 2021 to June 2022	80% PBP EBITDA	$5.878 billion	$5.915 billion	100%	100%
	July 2021 to June 2022	20% cash conversion	70.0%	73.8%	100%	

In December 2020, the Compensation Committee established a performance indicator of 80% PBP EBITDA and 20% cash conversion for the second performance period of July 2021 to June 2022 for 50% of the 2020 PSUs.

As described in our 2022 Proxy Statement, the Compensation Committee established threshold, target, and maximum achievement levels that accounted for variations in industry consumption year over year in the United States, Canada, and United Kingdom related to the COVID-19 pandemic and the impact of divestitures, including the sale of certain assets in our global nuts business and global cheese businesses in 2021. For the second performance period under the 2020 PSUs, the PBP EBITDA target of $5.878 billion reflects an adjustment for the impact of divestitures in our 2021 and 2022 fiscal years and an increase based upon industry consumption levels in our 2021 fiscal year.

In August 2022, the Compensation Committee certified that the performance conditions of the 2020 PSUs had been met at 100% for the second performance period. The 2020 PSUs earned from the second performance period vest 50% on June 1, 2023 and 50% on June 1, 2024, subject to continued service through the applicable dates.

2021 and 2022 PSU Performance Status

As described under *Compensation Discussion and Analysis—2022 Executive Compensation Program—Annual Equity Awards* beginning on page 76, the number of PSUs earned under the grants made on March 1, 2021 and March 1, 2022 will be based on achievement of a relative TSR target over a three-year performance period. The Company will compare achieved TSR over the applicable performance period versus the 10 companies identified in the performance peer group. The level of performance for each award using the average stock price for the thirty days of the beginning of the applicable performance period and the average stock price for the thirty days ending on December, 31, 2022 was:

Relative Rank Percent of Granted PSUs Earned	Top Quartile 150%	Third Quartile 100%	Second Quartile 50%	Bottom Quartile 0%
2021 PSUs **Performance Period:** **January 2021 – December 2023**		60th		
2022 PSUs **Performance Period:** **January 2022 – December 2024**		50th		

2023 Executive Compensation Changes

2023 Compensation Program Changes in Response to Stockholder Feedback

Effective for 2023, the Compensation Committee approved the following changes to our compensation program in response to stockholder feedback:

Feedback Received → Action Taken

Evaluate the weight of performance-based equity in equity mix → Increased percentage of PSUs

Changed annual equity award mix to 70% PSUs and 30% RSUs
- o Further enhancing the weight of performance-based equity in our award mix following increases made for 2021, which increased our award mix from 100% RSUs (for annual award) and 50% PSUs and 50% RSUs (for performance award)

Lengthen vesting periods for annual equity awards → Lengthened vesting periods

Changed to 75% on the third anniversary and 25% on the fourth anniversary from 100% vesting on third anniversary for annual awards
- o Further enhancing the vesting provisions of our annual equity awards following changes made for 2021, which lengthened vesting periods from 50% on the second anniversary and 50% on the third anniversary for annual awards

Consider Company-specific metric in addition to TSR → Added Company-specific financial metrics to PSUs

Added three-year Organic Net Sales compound annual growth rate (CAGR) (30%) and three-year cumulative Free Cash Flow (30%) as performance metrics, in addition to three-year average annual TSR (40%), to align with our long-term growth targets
- o Further enhancing the performance metrics for our PSUs following changes made for 2021, which replaced PBP EBITDA and cash conversion metrics with TSR

Consider negative TSR for PSU awards → Introduced negative TSR cap

Capped TSR at target in the event the Company has a negative TSR at the end of the 3-year performance period
- o Further enhancing the TSR metric added to PSU awards for 2021

Consider aligning CEO pay structure with other NEOs → Aligned CEO compensation structure

Aligned CEO compensation structure with our other NEOs and improved relative position to peers, including awarding our CEO annual equity awards consistent with our other NEOs and offering same bonus investment opportunity (35%, changed from 25% or 50% in prior years)

2023 Compensation Changes for the CEO

The Compensation Committee, in consultation with the compensation consultant, completed an analysis of Mr. Patricio's total direct compensation package and approved the following changes effective January 1, 2023, the first day of our 2023 fiscal year:

Element	2022	2023
Base Salary	$1,000,000	$1,100,000
PBP Target Award Opportunity	300%	300%
Bonus Investment Plan Match	50% match 2x multiplier	35% match 2x multiplier
Annual Equity Award Target	—(a)	$5,000,000
Total Compensation(b)		**$11,710,000**

(a) Mr. Patricio received new hire equity awards in 2019 and was not eligible to receive additional equity awards, including annual equity awards, until 2023, with the exception of matching RSUs that may be granted to him through his participation in our Bonus Investment Plan.

(b) Total Compensation assumes Mr. Patricio participates in the Bonus Investment Plan.

In making changes to our CEO compensation package, the Compensation Committee also approved a change in Mr. Patricio's bonus investment option to better align his compensation package with other executives. Effective for the 2023 Bonus Investment Plan cycle, based on his fiscal year 2022 PBP payout earned, Mr. Patricio will have the same opportunity as other eligible employees to invest 35% of his calculated net bonus toward the purchase of Investment Shares. Matching RSUs for Mr. Patricio will be calculated using the same multiple as the other NEOs on 35% of the gross PBP payout earned.

2023 Compensation Changes for the Other NEOs

In connection with the Compensation Committee's annual compensation review process, in February 2023, the Committee approved an increase in Mr. Maciel's annual base salary from $650,000 to $725,000 and target award opportunity for the annual cash bonus from 175% to 200%, effective February 19, 2023. In making its decision to increase Mr. Maciel's base salary and PBP target award opportunity, the Compensation Committee assessed Mr. Maciel's performance and his duties as Executive Vice President and Global Chief Financial Officer and considered related market data provided by the Compensation Consultant and management.

No other compensation changes for our NEOs were made for 2023.

Additional 2023 Program Changes

The Compensation Committee also approved the following changes to our compensation programs taking into consideration market practices and alignment with our long-term strategy:

Introduced two financial metrics to MBOs
Introduced two Company-wide financial metrics to MBO goals for our NEOs and employees within the annual Performance Bonus Plan: market share performance and PBP adjusted gross profit margin (other than control functions)   o Designed to simplify MBOs and allow for more collaboration, alignment, efficiency, and the ability to lean into agile ways of working to support the Company's strategic plan and long-term growth.
Increased PSU TSR Target

Increased PSU TSR target from 50th percentile to 60th percentile achievement to realize 100% of target payout
     o Further enhancing the TSR metric added to PSU awards for 2021
     o Further alignment with our ambitious goal setting and pay-for-performance philosophy

Added linear interpolation for PSU performance metrics
Introduced linear interpolation for performance between threshold, target, and maximum achievement levels of the TSR, Organic Net Sales, and Free Cash Flow performance metrics in our PSUs   o Designed to further align our PSU award with market and reduce risk within the plan by providing for a broader performance opportunity.
Added four companies to our compensation peer group
Added Keurig Dr Pepper Inc., The Hershey Company, The J. M. Smucker Company, and McCormick & Company to our compensation peer group for 2023   o Designed to better align compensation peer group size to market and include companies that meet the peer group selection criteria of revenue, talent, consumer, and investors.
Added three companies to our performance peer group
Added Keurig Dr Pepper Inc., The Hershey Company, and McCormick & Company to our performance peer group for 2023   o Designed to better represent our performance peer group with respect to the additional financial performance metrics added to the PSU award.
Updated Name to Bonus Investment Plan
Updated the name of the Bonus Swap Program to Bonus Investment Plan   o Designed to better reflect the intent and opportunity of the program.

Benefits and Perquisites

In addition to base salary, our PBP, and long-term incentive equity grants, we provide certain benefit programs to our NEOs, including retirement plan contributions, health and welfare insurance benefits, and certain other limited perquisite benefits.

We maintain defined contribution retirement plans to allow employees to save for retirement in a tax-efficient manner. Our eligibility guidelines and contribution levels are the same for all employees, including the NEOs. For 2022, none of our NEOs participated in any defined benefit pension plans, non-qualified deferred compensation plans, or supplemental retirement or executive savings plans.

We also provide health and welfare insurance benefits to employees, including our NEOs, which include life, disability, and health insurance benefit plans. The eligibility guidelines and rates for these plans, and our contribution levels, do not favor our NEOs or other members of senior management over our other employees. In general, we do not offer enhanced benefits or significant perquisites to our NEOs. However, from time to time, we provide limited perquisite benefits, which include, for example, limited tax advisory services, immigration benefits, and reimbursement of certain housing and relocation expenses for business reasons.

For additional information regarding perquisite benefits for our NEOs, see *Executive Compensation Tables—Summary Compensation Table* on page 84.

Stock Ownership Guidelines

To strengthen alignment of our NEOs' interests with those of our stockholders, our stock ownership guidelines require our NEOs to hold shares of our common stock in an amount equal to a specified multiple of the NEO's annual base salary, as follows:

Role	Minimum Ownership	Compliance Period
CEO	● ● ● ● ● **5x** Base Salary	5 years from appointment to a position subject to the guidelines
Other NEOs	● ● ● **3x** Base Salary	

NEOs have five years from the date of their appointment to a position subject to the guidelines to meet the stock ownership requirement. All of our current NEOs have met their ownership requirements. RSUs, DEUs accrued on RSUs (including Matching RSUs), stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unearned PSUs and unexercised stock options do not count toward satisfying this ownership requirement. For more details on the stock ownership of our NEOs, see *Beneficial Ownership of Kraft Heinz Stock—Directors and Officers* beginning on page 56.

Change in Control Severance Plan Effective in 2023

Effective January 1, 2023, the Board approved the adoption of The Kraft Heinz Company Change in Control Severance Plan (the "CIC Plan") to better align the Company's benefits plans to be more consistent with peers and market practice.

Under the CIC Plan, executive officers, including the CEO, and certain other senior-level employees who experience a qualifying termination in connection with a change in control, as defined under the CIC Plan, in the three months prior to, or the 24 months following, a change in control will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to two times the sum of annual base salary and target PBP payout for the CEO and one-and-a-half times the sum of annual base salary and target PBP payout for the other executive officers and certain other senior-level employees;

- PBP payout for the current year at target and prorated for service;

- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for our other executive officers and certain other senior-level employees;

- Outplacement services to assist covered employees with their transition to new employment; and

- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan.

Change in control is defined under the CIC Plan as (i) any change in beneficial ownership of more than 50% of the combined voting power of the Company's outstanding stock is acquired by a person or company, directly or indirectly, (ii) as result of a merger or consolidation, (iii) a change in the majority of the Board over a defined period, or (iv) sale or transfer of substantially all assets, or complete liquidation of the company.

In order to receive severance payments and benefits under the CIC Plan, recipients must agree to a non-revocable release of claims, including non-competition and non-solicitation covenants that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

Clawback, Anti-Hedging, and Anti-Pledging Policies

We maintain a clawback policy that applies to our employees (including our NEOs and other executive officers). Under the policy, in certain circumstances, including misconduct, stock options, PSUs, RSUs (including Matching RSUs), payments under the PBP and similar short-term incentive bonus plans, and any proceeds or other benefits an NEO may receive may be subject to forfeiture and/or repayment to us at the discretion of the Compensation Committee or to the extent required by applicable laws or rules. Further, if an NEO receives any amount in excess of what he, she, or they should have received under the terms of any award for any reason (including without limitation by reason of a financial restatement, mistake in calculations, or administrative error), all as determined by the Compensation Committee, then such NEO may be required to promptly repay any such excess amount to us, at the discretion of the Compensation Committee. The Compensation Committee is in the process of evaluating our clawback policy in light of the final clawback rules adopted by the SEC in 2022 and will timely implement appropriate changes to the policy once Nasdaq promulgates its final rules.

Our Insider Trading Policy also limits the timing and types of transactions in Kraft Heinz securities by our employees (including our NEOs and other executive officers). Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities.

Impact of Tax and Accounting Policies

When determining total direct compensation packages, the Compensation Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules and regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Section 162(m) of the Tax Code generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Tax Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year.

Role of Independent Consultant

The Compensation Committee has engaged Meridian Compensation Partners LLC (Meridian) as its independent external compensation consultant. When making compensation decisions, the Compensation Committee considers the guidance and analysis from Meridian. For additional information, see *Board Committees and Membership—Human Capital and Compensation Committee—Compensation Consultant to the Committee* beginning on page 51.

Human Capital and Compensation Committee Report

The Human Capital and Compensation Committee ("Compensation Committee") oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 16, 2023.

**HUMAN CAPITAL AND
COMPENSATION COMMITTEE**

Timothy Kenesey, *Chair*
Diane Gherson
Elio Leoni Sceti
James Park
John C. Pope



Executive Compensation Tables

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total Compensation ($)
Miguel Patricio	2022	1,000,000	—	2,875,162	—	2,466,720	—	756,364	7,098,246
Chief Executive Officer	2021	1,000,000	—	3,743,976	—	2,875,193	—	986,430	8,605,599
	2020	1,000,000	—	360,783	—	3,744,000	—	1,035,348	6,140,131
Andre Maciel	2022	621,124	—	3,325,720	16,714	921,848	—	345,449	5,230,855
Executive Vice President and Global Chief Financial Officer									
Paulo Basilio[4]	2022	132,692	—	—	—	—	—	290,936	423,628
Former Executive Vice President and Global Chief Financial Officer	2021	750,000	—	2,778,450	33,673	1,582,917	—	583,944	5,728,984
	2020	750,000	750,000	2,107,510	—	2,165,625	—	622,817	6,395,952
Carlos Abrams-Rivera	2022	800,000	—	6,545,766	33,422	1,530,952	—	677,209	9,587,349
Executive Vice President and President, North America	2021	800,000	—	5,600,717	35,917	1,312,407	—	616,217	8,365,258
	2020	723,077	1,000,000	10,326,872	382,151	2,165,680	—	427,331	15,025,111
Rashida La Lande	2022	700,000	—	4,316,584	23,398	910,602	—	406,234	6,356,818
Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer	2021	650,000	—	1,876,533	23,343	1,041,920	—	396,782	3,988,578
	2020	650,000	650,000	2,612,592	—	1,146,600	—	444,630	5,503,822
Rafael Oliveira	2022	678,824	—	3,772,982	32,757	1,340,213	—	624,477	6,449,253
Executive Vice President and President, International Markets[4]	2021	790,411	—	3,722,360	34,239	1,742,725	—	665,752	6,955,487
	2020	734,572	587,516	3,473,873	—	1,989,892	—	556,372	7,342,225

(1) The amounts shown in this column include the aggregate grant date fair value, computed in accordance with ASC Topic 718, of Matching RSUs, PSUs, RSUs, and stock options. For a discussion of the assumptions made in the valuation of these awards, see Note 10, *Employees' Stock Incentive Plans*, of the Notes to Consolidated Financial Statements in Item 8 to our 2022 Annual Report. For a discussion of the terms applicable to the Matching RSUs, PSUs, and RSUs as well as vesting, forfeiture, and other terms, see *Compensation Discussion and Analysis—2022 Executive Compensation Program* beginning on page 66.

(2) The 2022 amounts shown in this column reflect compensation earned for 2022 performance under our PBP. The bonuses were paid to each NEO after the end of 2022 in cash or shares of stock pursuant to our Bonus Investment Plan.

(3) The following table sets forth a detailed breakdown of the items which compromise "All Other Compensation" for 2022:

Name	Matching Contribution to Kraft Heinz 401(k) ($)	DEUs Accrued on All Dividend Eligible RSUs ($)	Insurance Coverage[a] ($)	Relocation Expenses ($)	Housing Stipend and Expenses ($)	Commuting Expenses ($)	Tax Support and Payments ($)	Total ($)
Mr. Patricio	11,269	722,099	1,596	—	—	21,400	—	756,364
Mr. Maciel	12,200	290,011	1,037	—	—	—	42,201	345,449
Mr. Basilio	12,200	277,938	798	—	—	—	—	290,936
Mr. Abrams-Rivera	12,200	470,540	1,277	163,020[b]	—	30,172	—	677,209
Ms. La Lande	5,385	264,677	1,117	—	108,628[c]	26,427	—	406,234
Mr. Oliveira	81,459[d]	521,066	14,179	—	—	—	7,772	624,477

(a) Reflects basic life and accidental death and dismemberment insurance coverages.

(b) Reflects taxable and non-taxable reimbursement of costs associated with relocation expenses.

(c) Reflects taxable reimbursement of costs associated with a housing stipend.

(d) Reflects a matching contribution to the U.K. contribution scheme, paid in British pounds (£).

(4)   Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He did not receive compensation for this role.

(5)   Mr. Oliveira's base salary, bonus, contributions to the U.K. contribution scheme, and life insurance coverage are paid in British pounds (£). The amounts shown are calculated using an exchange rate of $1 to £0.85, which is the 12-month average exchange rate for the 2022 calendar year rounded to the nearest £0.01.

Grants of Plan-Based Awards

The following table sets forth information regarding the grant of plan-based awards for each of the NEOs in our 2022 fiscal year.

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Mr. Patricio		PBP[1]	150,000	3,000,000	3,960,000							
	3/1/2022	Matching RSUs							74,332			2,875,162
Mr. Maciel		PBP[1]	56,875	1,137,500	1,501,500							
	3/1/2022	Matching RSUs							13,241			512,162
	3/1/2022	PSUs[4] (annual)				2,586	5,171	7,757				179,330
	3/1/2022	PSUs[4] (performance award)				15,512	31,024	46,536				1,029,687
	3/1/2022	Options (annual)								2,586	38.68	16,714
	3/1/2022	RSUs (annual)							5,171			200,014
	3/1/2022	RSUs (performance award)							20,683			800,018
Mr. Basilio[5]	—		—	—	—	—	—	—	—	—	—	—
Mr. Abrams-Rivera		PBP[2]	27,000	1,800,000	2,376,000							
	3/1/2022	Matching RSUs							23,750			918,650
	3/1/2022	PSUs[4] (annual)				5,171	10,342	15,513				358,661
	3/1/2022	PSUs[4] (performance award)				31,024	62,048	93,072				2,059,373
	3/1/2022	Options (annual)								5,171	38.68	33,422
	3/1/2022	RSUs (annual)							10,342			400,029
	3/1/2022	RSUs (performance award)							41,366			1,600,037
Ms. La Lande		PBP[1]	52,500	1,050,000	1,386,000							
	3/1/2022	Matching RSUs							18,855			729,311
	3/1/2022	PSUs[4] (annual)				3,620	7,239	10,859				251,049
	3/1/2022	PSUs[4] (performance award)				19,390	38,780	58,170				1,287,108
	3/1/2022	Options (annual)								3,620	38.68	23,398
	3/1/2022	RSUs (annual)							7,239			280,005
	3/1/2022	RSUs (performance award)							25,854			1,000,033
Mr. Oliveira		PBP[3]	22,910	1,527,353	2,016,106							
	3/1/2022	Matching RSUs							30,828			1,192,427
	3/1/2022	PSUs[4] (annual)				5,068	10,135	15,203				351,482
	3/1/2022	PSUs[4] (performance award)				19,390	38,780	58,170				1,287,108
	3/1/2022	Options (annual)								5,068	38.68	32,757
	3/1/2022	RSUs (annual)							10,135			392,022
	3/1/2022	RSUs (performance award)							25,854			1,000,033

(1) Payments are based on achievement of individual and financial performance goals. For Mr. Patricio, Mr. Maciel, and Ms. La Lande, the financial multiplier was calculated based upon Global PBP EBITDA, which has a Threshold payout level of 50%, and Maximum payout level of 120%. Threshold amounts also reflect a minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 110%. Annual incentive award payments were made in cash to each NEO after the end of 2022 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table* on page 84.

(2) Payment is based on achievement of individual and financial performance goals and will receive a weighted average on financial performance of 70% of the North America Zone metrics plus 30% of the global metrics as described above. For Mr. Abrams-Rivera, the North America Zone PBP financial performance goal is based on North America Zone PBP EBITDA, which has a Threshold payout level of 50% and Maximum payout level of 120%. Threshold amounts reflect a minimum financial multiplier of 15% and minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 110%. Annual incentive award payments were made in cash to each NEO after the end of 2022 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table* on page 84.

(3) Payment is based on achievement of individual and financial performance goals and will receive a weighted average on financial performance of 70% of the International Zone metrics plus 30% of the global metrics as described above. For Mr. Oliveira, the International Zone PBP financial performance goal is based on International Zone PBP EBITDA, which has a Threshold payout level of 50% and Maximum payout level of 120%. Threshold amounts reflect a minimum financial multiplier of 15% and minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 110%. Annual incentive award payments were made in cash to each NEO after the end of 2022 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table* on page 84.

(4) Granted under the 2020 Omnibus Incentive Plan. The performance metric was approved by the Compensation Committee on January 24, 2022. The Target number of shares shown in the table reflects the number of shares of common stock that will be earned if each of the performance metrics are achieved at target levels by December 31, 2024. Actual shares awarded will vest 100% on the third anniversary of the grant date. The performance target is three-year average TSR performance relative to the performance peer group. Dividends are not earned on the PSUs.

(5) Mr. Basilio did not receive equity awards in 2022 and was not eligible to receive a PBP payout for 2022.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth each NEO's outstanding equity awards as of the end of our 2022 fiscal year.

			Option Awards				Stock Awards			
Name	Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mr. Patricio	3/1/2022	Matching RSUs					77,519[2]	3,155,798		
	3/1/2021	Matching RSUs					109,772[2]	4,468,818		
	3/2/2020	Matching RSUs					15,888[2]	646,800		
	8/16/2019	PSUs					196,773[3]	8,010,629		
	8/16/2019	RSUs					173,934[4]	7,080,853		
Mr. Maciel	3/1/2022	Matching RSUs					13,808[2]	562,124		
	3/1/2022	PSUs							5,171[5]	210,511
	3/1/2022	PSUs							31,024[6]	1,262,987
	3/1/2022	RSUs					5,392[7]	219,508		
	3/1/2022	RSUs					21,570[8]	878,115		
	3/1/2022	Stock Options		2,586[9]	38.68	3/1/2032				
	3/1/2021	Matching RSUs					18,149[2]	738,846		
	3/1/2021	PSUs							5,123[10]	208,557
	3/1/2021	PSUs							16,177[11]	658,566
	3/1/2021	RSUs					5,571[12]	226,795		
	3/1/2021	RSUs					11,729[13]	477,488		
	3/1/2021	Stock Options		2,562[14]	37.09	3/1/2031				
	3/2/2020	Matching RSUs					24,033[2]	978,383		
	6/1/2020	PSUs							16,437[15]	669,150
	6/1/2020	RSUs					8,705[16]	354,381		
	6/1/2020	RSUs					18,395[17]	748,860		
	8/16/2019	PSUs					15,742[3]	640,857		
	8/16/2019	RSUs					27,827[4]	1,132,837		
	8/16/2019	Stock Options		39,355	25.41	8/16/2029				
	3/1/2018	RSUs					13,455[18]	547,743		
	3/1/2016	Stock Options		19,315	77.66	3/1/2026				
	8/20/2015	Stock Options		26,937	74,25	8/20/2025				
Mr. Basilio	2/12/2015	Stock Options	41,377[19]		30.46	8/31/2023				
	8/20/2015	Stock Options	134,681		74.25	8/31/2023				
Mr. Abrams-Rivera	3/1/2022	Matching RSUs					24,768[2]	1,008,305		
	3/1/2022	PSUs							10,342[5]	421,023
	3/1/2022	PSUs							62,048[6]	2,525,974
	3/1/2022	RSUs					10,785[7]	439,057		
	3/1/2022	RSUs					43,140[8]	1,756,229		
	3/1/2022	Stock Options		5,171[9]	38.68	3/1/2032				
	3/1/2021	Matching RSUs					44,446[2]	1,809,397		
	3/1/2021	PSUs							10,785[10]	439,057
	3/1/2021	PSUs							40,443[11]	1,646,435
	3/1/2021	RSUs					11,729[12]	477,488		
	3/1/2021	RSUs					29,319[13]	1,193,576		
	3/1/2021	Stock Options		5,393[14]	37.09	3/1/2031				
	3/2/2020	PSUs					110,101[20]	4,482,212		
	3/2/2020	RSUs					95,896[21]	3,903,926		
	6/1/2020	RSUs					18,325[16]	746,011		
	6/1/2020	Stock Options		82,183[22]	30.42	6/1/2030				

			Option Awards				Stock Awards			
Name	Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Ms. La Lande	3/1/2022	Matching RSUs					19,663[2]	800,481		
	3/1/2022	PSUs							7,239[5]	294,700
	3/1/2022	PSUs							38,780[6]	1,578,734
	3/1/2022	RSUs					7,549[7]	307,320		
	3/1/2022	RSUs					26,962[8]	1,097,623		
	3/1/2022	Stock Options		3,620[9]	38.68	3/1/2032				
	3/1/2021	PSUs							7,010[10]	285,377
	3/1/2021	PSUs							16,177[11]	658,566
	3/1/2021	RSUs					7,622[12]	310,292		
	3/1/2021	RSUs					11,729[13]	477,488		
	3/1/2021	Stock Options		3,505[14]	37.09	3/1/2031				
	6/1/2020	PSUs					16,437[15]	669,150		
	6/1/2020	RSUs					11,911[16]	484,897		
	6/1/2020	RSUs					18,395[17]	748,860		
	8/16/2019	PSUs					28,986[3]	1,180,020		
	8/16/2019	RSUs					24,597[4]	1,001,344		
	3/1/2018	RSUs					26,163[18]	1,065,096		
	3/1/2018	Stock Options		52,325[23]	66.89	3/1/2028				
Mr. Oliveira	3/1/2022	Matching RSUs					32,150[2]	1,308,827		
	3/1/2022	PSUs							10,135[5]	412,596
	3/1/2022	PSUs							38,780[6]	1,578,734
	3/1/2022	RSUs					10,569[7]	430,264		
	3/1/2022	RSUs					26,962[8]	1,097,623		
	3/1/2022	Stock Options		5,068[9]	38.68	3/1/2032				
	3/1/2021	Matching RSUs					45,485[2]	1,851,694		
	3/1/2021	PSUs							10,282[10]	418,580
	3/1/2021	PSUs							16,177[11]	658,566
	3/1/2021	RSUs					11,181[12]	455,179		
	3/1/2021	RSUs					11,729[13]	477,488		
	3/1/2021	Stock Options		5,141[14]	37.09	3/1/2031				
	3/2/2020	Matching RSUs					25,909[2]	1,054,755		
	6/1/2020	PSUs					16,437[15]	669,150		
	6/1/2020	RSUs					16,914[16]	688,569		
	6/1/2020	RSUs					18,395[17]	748,860		
	8/16/2019	Matching RSUs					30,862[2]	1,256,392		
	8/16/2019	PSUs					39,355[3]	1,602,142		
	8/16/2019	RSUs					46,380[4]	1,888,130		
	3/1/2018	Matching RSUs					8,365[2]	340,539		
	3/1/2018	RSUs					44,850[18]	1,825,844		
	3/1/2017	Stock Options		27,344	91.43	3/1/2027				
	3/1/2016	Stock Options	32,192		77.66	3/1/2026				
	2/12/2015	Matching Options	4,492[19]		30.46	2/12/2025				
	2/12/2015	Stock Options	16,419[19]		30.46	2/12/2025				
	5/21/2014	Stock Options	110,833[19]		22.56	5/21/2024				

(1) The market value of the shares that have not vested is based on the closing price of $40.71 for Kraft Heinz common stock on December 30, 2022, the last trading day of our fiscal year.

(2) Total includes DEUs that are subject to the same terms as the original grant. The Matching RSUs are scheduled to vest on: March 1, 2023 for awards granted on March 1, 2018; March 1, 2024 for awards granted on August 16, 2019; March 2, 2023 for awards granted on March 2, 2020; March 1, 2024 for awards granted on March 1, 2021; and March 1, 2025 for awards granted on March 1, 2022.

(3) In August 2021, the Compensation Committee certified that the performance conditions of these awards had been met for both performance periods. The outstanding portion of these awards is scheduled to vest 50% on August 16, 2023.

(4) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 50% on August 16, 2023.

(5) These awards are scheduled to vest on March 1, 2025 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(6) These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(7) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 100% on March 1, 2025.

(8) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026.

(9) These awards are scheduled to vest 100% on March 1, 2025.

(10) These awards are scheduled to vest on March 1, 2024 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(11) These awards are scheduled to vest 75% on March 1, 2024 and 25% on March 1, 2025 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(12) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 100% on March 1, 2024.

(13) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2024 and 25% on March 1, 2025.

(14) These awards are scheduled to vest 100% on March 1, 2024.

(15) In August 2022, the Compensation Committee certified that the achievement of performance conditions for the second performance period (ending June 25, 2022) have been met. The outstanding portion of these awards is scheduled to vest 25% on June 1, 2023, and 25% on June 1, 2024 with a performance metric based on (i) 50% on PBP EBITDA and cash conversion for fiscal year 2021 and (ii) 50% on PBP EBITDA and cash conversion from July 2021 to June 2022.

(16) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 50% on June 1, 2023.

(17) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 50% on June 1, 2022, 25% on June 1, 2023, and 25% on June 1, 2024.

(18) This award is scheduled to vest 100% on March 1, 2023.

(19) Total and exercise price reflect conversion in connection with the Kraft Heinz Merger.

(20) In August 2021, the Compensation Committee certified that the performance conditions of these awards had been met for both performance periods. The outstanding portion of these awards is scheduled to vest 25% on March 2, 2023, and 25% on March 2, 2024.

(21) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 25% on March 2, 2023, and 25% on March 2, 2024.

(22) This award is scheduled to vest 100% on June 1, 2023.

(23) This award is scheduled to vest 100% on March 1, 2023.

Option Exercises and Stock Vested

The following table sets forth option exercises and stock vested for each of our NEOs as of the end of our 2022 fiscal year.

| | Option Awards | | Stock Awards[1] | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
Mr. Patricio	—	—	367,009	14,250,959
Mr. Maciel	—	—	101,559	3,876,378
Mr. Basilio	570,225	9,121,045	185,674	7,180,080
Mr. Abrams-Rivera	—	—	219,414	8,539,852
Ms. La Lande	—	—	112,395	4,293,713
Mr. Oliveira	—	—	155,683	5,966,230

(1)   The following table provides details of the stock awards that vested and value realized:

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)[2]	Value Realized on Vesting ($)	Description
Mr. Patricio	8/16/2019	8/16/2022	196,773	38.83	7,640,696	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	170,236	38.83	6,610,264	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Maciel	6/1/2020	6/1/2022	15,138	37.25	563,891	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	17,873	37.25	665,769	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	6/1/2020	6/1/2022	8,522	37.25	317,445	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	15,742	38.83	611,262	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	27,237	38.83	1,057,613	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	6,807	38.83	264,316	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2017	3/1/2022	10,240	38.68	396,083	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)[2]	Value Realized on Vesting ($)	Description
Mr. Basilio	6/1/2020	6/1/2022	16,819	37.25	626,508	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	59,032	38.83	2,292,213	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	68,094	38.83	2,644,090	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	21,277	38.83	826,186	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	3/1/2017	3/1/2022	20,452	38.68	791,083	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
Ms. La Lande	6/1/2020	6/1/2022	15,138	37.25	563,891	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	17,873	37.25	665,769	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	11,663	37.25	434,447	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	24,597	38.83	955,102	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	28,372	38.83	1,101,685	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	14,752	38.83	572,820	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
Mr. Oliveira	6/1/2020	6/1/2022	15,138	37.25	563,891	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	17,873	37.25	665,769	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	16,559	37.25	616,823	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	39,355	38.83	1,528,155	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	45,398	38.83	1,762,804	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	17,225	38.83	668,847	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2017	3/1/2022	4,135	38.68	159,942	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested

(2)   Represents the closing price of Kraft Heinz common stock on the applicable vesting date.

Pension Benefits

None of our NEOs participate in any defined benefit pension arrangements.

Nonqualified Deferred Compensation

None of our NEOs participate in any nonqualified deferred compensation arrangements.

Potential Payments Upon Termination or Change in Control

The table, footnotes, and narratives below reflect the assumption that a hypothetical termination of employment and/or change in control occurred on the last business day of our 2022 fiscal year.

Name	Element	Involuntary Termination without Cause[1] or Termination Upon Change in Control ($)	Termination due to Death or Disability[2] ($)	Termination due to Retirement[3] ($)
Mr. Patricio	Salary	1,000,000	—	—
	Bonus	—	2,466,720	2,466,720
	Intrinsic Value of Accelerated Equity	—	23,362,899	—
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**1,020,878**	**25,829,619**	**2,466,720**
Mr. Maciel	Salary	650,000	—	—
	Bonus	—	921,848	921,848
	Intrinsic Value of Accelerated Equity	—	8,791,753	6,649,269
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**670,878**	**9,713,601**	**7,571,116**
Mr. Basilio[5]	Salary	132,692	—	—
	Bonus	—	—	—
	Intrinsic Value of Accelerated Equity	—	—	—
	Health and Wellness Benefits[4]	11,252	—	—
	Outplacement Assistance	—	—	—
	Total	**143,944**	**—**	**—**
Mr. Abrams-Rivera	Salary	800,000	—	—
	Bonus	—	1,530,952	1,530,952
	Intrinsic Value of Accelerated Equity	—	16,691,884	12,284,219
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**820,878**	**18,222,836**	**13,815,171**
Ms. La Lande	Salary	700,000	—	—
	Bonus	—	910,602	910,602
	Intrinsic Value of Accelerated Equity	—	8,162,607	5,472,347
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**720,878**	**9,073,209**	**6,382,949**
Mr. Oliveira	Salary	678,824	—	—
	Bonus	—	1,340,213	1,340,213
	Intrinsic Value of Accelerated Equity	5,495,944	17,950,311	14,625,822
	Health and Wellness Benefits[4]	1,470	—	—
	Outplacement Assistance	4,588	—	—
	Total	**6,180,826**	**19,290,524**	**15,966,035**

(1)   As of December 31, 2022, no enhanced severance was provided on a termination in connection with a change in control. For 2022, Kraft Heinz did not have a specified Change in Control Plan for executives, and treatment was determined by the plan agreements and local regulations applicable to each employee. Our 2022 Severance Pay Plan (as defined below) generally provided for 12 months of base salary with a signed release of claims. The 2022 Severance Pay Plan would also include Company-paid COBRA for U.S.-based employees for the severance period and outplacement services.

(2)   As of the last day of our 2022 fiscal year, in the event of a death or disability:

- 2018 and 2019 Matching RSUs and stock options; and 2019, 2020, 2021, and 2022 RSUs (including Matching RSUs) and stock options fully vest; 2018 RSUs vest 60%; and

- 2019, 2020, 2021, and 2022 PSUs are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $40.71, the closing price of Kraft Heinz common stock on December 30, 2022 (the last trading day of our fiscal year), and the exercise price of the options.

(3)   As of the last day of our 2022 fiscal year, in the event of a termination due to retirement:

- 2018 RSUs (including Matching RSUs) and stock options; 2019, 2020 RSUs (including Matching RSUs) and stock options; and 2021 Matching RSUs and stock options fully vest; and

- 2019 PSUs; 2020 PSUs; 2021 PSUs and RSUs (excluding Matching RSUs); and 2022 PSUs, RSUs (including Matching RSUs), and stock options are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $40.71, the closing price of Kraft Heinz common stock on December 30, 2022 (the last trading day of our fiscal year), and the exercise price of the options.

(4)   Amount reflects 12 months of medical and dental benefit coverage continuation under COBRA, less the executive premium contribution.

(5)   As disclosed in our Current Report on Form 8-K filed on January 21, 2022, Mr. Basilio's role as Executive Vice President and Chief Financial Officer ended, and Mr. Basilio ceased to be an executive officer of the Company, on March 2, 2022. Mr. Basilio served as Special Advisor to the Company until August 31, 2022, at which point he ceased being an employee of the Company and received no further compensation or benefits. Mr. Basilio's outstanding long-term incentive awards were treated in accordance with the terms established for resignation.

Severance Pay Plan

2022 SEVERANCE PAY PLAN

For 2022, generally, we provided for severance benefits to our U.S.-based salaried employees, including our U.S.-based NEOs, pursuant to the terms of the Kraft Heinz Foods Company Severance Pay Plan for Salaried Employees. The severance benefits for non-U.S.-based salaried employees were made pursuant to the local laws and regulations governing the jurisdiction in which the employee works, subject to adjustment at our discretion for employees at certain organizational levels (such benefits, together with the Kraft Heinz Foods Company Severance Pay Plan for Salaried Employees, our "2022 Severance Pay Plan").

NEOs were eligible for severance benefits under the 2022 Severance Pay Plan upon an involuntary termination of employment, such as job elimination, location closing, or reduction in workforce. NEOs must be willing to provide satisfactory transitional assistance in order to be eligible for severance benefits.

Pursuant to the 2022 Severance Pay Plan, Mr. Patricio, Mr. Maciel, Mr. Abrams-Rivera, and Ms. La Lande would have generally been eligible to receive a severance payment equal to 12 months of base salary upon the execution of a release of claims against Kraft Heinz. In addition, the Compensation Committee may, in its sole discretion, have authorized payment of additional severance in respect of an employee's annual bonus opportunity. Although Mr. Oliveira is not based in the U.S. and not otherwise covered by the 2022 Severance Pay Plan, the Company determined that he was eligible to receive the same benefits as our U.S.-based NEOs. Severance payments would generally be made in a cash lump sum, but may have occasionally been made in periodic payments at Kraft Heinz's discretion, as soon as administratively feasible after the termination of employment and after the former NEO's executed release had become irrevocable.

2023 SEVERANCE PAY PLAN

Effective January 1, 2023, the Board approved The Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees (the "2023 Severance Plan"). Under the 2023 Severance Plan, salaried employees, including the CEO, who experience a qualifying termination will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to 24 months of base salary for the CEO and 18 months of base salary for senior executives, as defined in the plan;

- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for senior executives, as defined in the plan;

- Outplacement services to assist covered employees with their transition to new employment; and

- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the terms of the applicable award agreement and plan.

In order to receive severance payments and benefits under the 2023 Severance Plan, recipients must agree to a non-revocable release of claims, including non-competition and non-solicitation covenants that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

Equity Awards

The Compensation Committee approved the terms of award agreements for equity awards (options, PSUs, Matching RSUs, and RSUs) granted under the 2020 Omnibus Incentive Plan. For all awards issued under these agreements, the award recipient's termination due to death or disability would result in such awards being fully vested and exercisable, in the case of PSUs to the extent the performance conditions had been satisfied.



Pay Ratio Disclosure

In accordance with SEC rules, we disclose the annual total compensation of Mr. Patricio, our Chief Executive Officer, and our median employee, as well as the ratio of the annual total compensation of Mr. Patricio relative to the annual total compensation of our median employee. For our 2022 fiscal year:

	Annual Total Compensation ($)	Pay Ratio Estimate
Mr. Patricio, our Chief Executive Officer	7,098,246	164:1
Our median employee	43,160	

Methodology

Under SEC rules, we select a methodology for identifying our median employee most appropriate based on our size, organizational structure, and compensation plans, policies, and procedures using our best judgment. As permitted under SEC rules, we determined that there have not been any changes to our employee population and compensation arrangements from fiscal year 2020 that we believe would result in a significant change to our pay ratio disclosure. As a result, for 2022, we used the same median employee that was identified for fiscal year 2020.

Our median employee as of December 1, 2020 was a full-time hourly non-U.S. factory employee. To identify our median employee, we examined 2020 base salaries plus target incentive bonuses for our employee population, excluding our Chief Executive Officer, as of December 1, 2020. We believe the use of base salaries plus target incentive bonus for all employees is a consistently applied compensation measure, because we do not widely distribute annual equity awards to employees and because we believe that this measure reasonably reflects the total annual compensation of our employees. In accordance with SEC rules, we included all full-time, part-time, temporary, and seasonal employees worldwide. We excluded independent contractors, student interns, and individuals who became employees as the result of acquisitions for the fiscal year in which the transaction became effective. In 2021, omitted employees related to acquisitions included approximately 400 employees related to the acquisition of Assan Gıda Sanayi ve Ticaret A.Ş. and approximately 100 employees related to the acquisition of BR Spices Indústria e Comércio de Alimentos Ltda. In 2022, omitted employees related to acquisitions include approximately 750 employees related to the acquisition of Companhia Hemmer Indústria e Comércio and approximately 175 employees related to the acquisition of Just Spices GmbH.

We calculated annual total compensation in accordance with the disclosure rules and requirements for our NEOs under the *Summary Compensation Table* on page 84.

As SEC rules allow companies to adopt a variety of methodologies for identifying a median employee and calculating the pay ratio, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their individual employee populations and compensation practices, the pay ratio reported by other companies, including companies in our compensation peer group, may not be comparable to our pay ratio.

 # Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. Unless the context requires otherwise, references to years below mean our fiscal years.

Pay Versus Performance Table

Year	Summary Compensation Table (SCT) Total for CEO[1] ($)	Compensation Actually Paid ("CAP") to CEO[2] ($)	Average SCT Total for Non-CEO NEOs[3] ($)	Average CAP to Non-CEO NEOs[4] ($)	Value of Initial Fixed $100 Investment Based On:		Net Income[7] ($ in millions)	PBP EBITDA[8] ($ in millions)
					Total Shareholder Return (TSR)[5] ($)	Peer Group TSR[6] ($)		
2022	7,098,246	11,036,341	5,609,580	9,451,924	148.13	132.06	2,368	6,031
2021	8,605,599	6,901,200	6,259,577	7,248,556	123.00	119.73	1,024	6,277
2020	6,140,131	13,126,331	9,160,325	15,041,961	117.05	105.30	361	6,797

(1) The dollar amounts reported are the amounts of Total Compensation reported in the *Summary Compensation Table* on page 84 for each corresponding fiscal year.

(2) The dollar amounts reported represent the amount of Compensation Actually Paid (CAP) calculated in accordance with SEC rules. The amounts do not reflect the actual amount of compensation earned by, or paid during, the applicable year. To calculate Compensation Actually Paid, the following amounts were deducted from and added to Total Compensation reflected in the *Summary Compensation Table* on page 84:

Reconciliation of SCT Total for CEO to Compensation Actually Paid to CEO:

Compensation Actually Paid to CEO	2022	2021	2020
Summary Compensation Table (SCT) Total[i]	7,098,246	8,605,599	6,140,131
Less, value of Stock Awards and Option Awards reported in SCT[ii]	2,875,162	3,743,976	360,783
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[iii]	3,026,056	3,558,241	484,088
Plus, fair value as of vesting date of equity awards granted and vested in the year[iv]	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[iii]	2,843,969	(4,612,721)	6,862,895
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year[iii]	1,654,310	3,094,057	—
Less, prior year-end fair value for any equity awards forfeited in the year[iii]	(711,078)	—	—
Compensation Actually Paid to CEO[a][b][c]	11,036,341	6,901,200	13,126,331

(i) In 2020, 2021, and 2022, Mr. Patricio did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation.

(ii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* on page 84 for each applicable fiscal year.

(iii) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal awards that vested during the applicable year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior year awards as of the prior fiscal year end that were forfeited during the applicable year; increase by the amount of dividends paid on unvested awards during the applicable year prior to the vesting date; increase by incremental fair value of stock options modified during the applicable year.

    (iv)   In 2020, 2021, and 2022 we did not grant any awards that vested in the same year they were granted.

    (v)   In 2019, Mr. Patricio was granted new hire awards of PSUs and RSUs in the aggregate amount of $35 million, conditioned on his investment of $20 million to purchase shares of the Company stock, with a four-year holding requirement. He was not eligible to receive additional equity awards in 2020, 2021, and 2022, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan.

    (vi)   Mr. Patricio was also granted a new hire award of PSUs based on the achievement of certain Company stock price targets. As of fiscal year-end 2022 the target has not been met.

(3) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding our CEO) under Total Compensation column of the *Summary Compensation Table* on page 84 in each applicable year. Our non-CEO NEOs included for purposes of calculating the average amounts in each applicable year:

- 2022: Mr. Basilio, Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;
- 2021: Mr. Basilio, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira; and
- 2020: Mr. Basilio, Mr. Abrams-Rivera, Mr. Oliveira, and Flavio Torres.

Mr. Oliveira's compensation is paid in British pounds (£) and Mr. Torres' compensation was paid in Brazilian real (R$). The amounts used for the NEO Average SCT Total Compensation for Other NEOs are based on the 12-month average exchange rate for the calendar year as reported in the *Summary Compensation Table* on page 84 for the applicable year. For Mr. Oliveira, the applicable exchange rates were $1 to £0.85 for 2022, $1 to £0.73 for 2021, and $1 to £0.777 for 2020. For Mr. Torres, the applicable exchange rate was $1 to R$5.4 for 2020.

(4) The dollar amounts reported represent the average amount of Compensation Actually Paid to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable fiscal year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the Compensation Actually Paid, using the same methodology described above in Note 2. To calculate the Compensation Actually Paid, the following amounts were deducted from and added to the Summary Compensation Table total compensation:

Reconciliation of Average SCT for Non-CEO NEOs to Average Compensation Actually Paid to Non-CEO NEOs:

Compensation Actually Paid to Non-CEO NEOs	2022	2021	2020
Summary Compensation Table (SCT) Total[(i)(ii)]	5,609,580	6,259,577	9,160,325
Less, value of Stock Awards and Option Awards reported in SCT[(iii)]	2,479,584	1,902,553	10,181,443
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[(iv)]	2,666,378	1,616,112	13,273,785
Plus, fair value as of vesting date of equity awards granted and vested in the year[(v)]	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[(iv)]	3,238,765	712,113	2,789,294
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year[(iv)]	416,784	619,857	—
Less, prior year-end fair value for any equity awards forfeited in the year[(iv)]	—	(56,550)	—
Compensation Actually Paid to Non-CEO NEOs[(a)(b)(c)]	9,451,924	7,248,556	15,041,961

    (i)   In 2020, the summary compensation table average is impacted by new hire bonuses and new hire awards.

    (ii)   In 2021 and 2022, no non-CEO NEOs received a cash bonus other than their PBP payout reflected in Non-Equity Incentive Compensation.

    (iii)   Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* on page 84 for each applicable year.

    (iv)   Additions include the aggregate sum of: increase by fair value of awards granted during the applicable fiscal year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior fiscal year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal yar awards that vested during the applicable fiscal as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior fiscal year awards as of the prior fiscal year end that were forfeited during the applicable fiscal year; increase by the amount of dividends paid on unvested awards during the applicable fiscal year prior to the vesting date; increase by incremental fair value of Options modified during the applicable fiscal year.

(v)   In 2020, 2021, and 2022 we did not grant any awards that vested in the same year they were granted.

(a)   For the valuation of stock options, we used the Hull-White I lattice model, under which vested options are expected to be exercised once the stock-to-strike ratio has been achieved, based on a settlement assumption that was derived from the grant-date valuation of the options. All other assumptions were estimated using the same methodology as used to determine the grant date fair value of the options, as disclosed in our 2022 Annual Report.

(b)   The estimated fair values of the Company's unvested relative TSR PSU awards were valued using a Monte Carlo simulation as of each relevant measurement date for fiscal years 2021 to 2022. To calculate total PSU fair value as of each measurement date for each NEO, the TSR fair values were multiplied by the number of target units unvested and outstanding under each tranche. The total compensation expense for a given award would be equal to the sum of all tranches. The following describe the fundamental characteristics of the modeling process.

- The model assumes that the stock prices of Kraft Heinz and the peer firms follow a correlated geometric Brownian motion. This is a standard assumption used in Monte Carlo multivariate pricing models.

- The daily stock prices for Kraft Heinz and the peer firms are simulated over the remaining performance period using volatilities and correlations calculated from daily stock returns over a term-matched lookback term from the measurement date.

- The valuation is done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the measurement date.

- The dividend yield is calculated as Kraft Heinz's quarterly dividend payment as of the measurement date divided by Kraft Heinz's average three-month stock price as of the measurement date, annualized and compounded.

- The awards granted do not receive DEUs over the vesting period, therefore a discount was applied to account for Kraft Heinz dividends.

- TSRs are calculated for Kraft Heinz and the peer firms at the end of the performance period, then ranked in descending order. The percentile ranking of Kraft Heinz is then checked against the payout schedule to determine the value of the award. This value is then discounted back to the measurement date using the risk-free interest rate.

- The simulation is repeated numerous times (100,000 in this case), and the mean of the discounted values is the measurement-date fair value of the award.

(c)   The Non-dividend Protected PSU fair value was estimated by discounting the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

(5)   Based on an initial fixed investment of $100 on December 27, 2019, the last day of our 2019 fiscal year.

(6) Represents the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group under Regulation S-K Item 201(e), as presented in our 2022 Annual Report. Based on an initial fixed investment of $100 on December 27, 2019, the last day of our 2019 fiscal year. TSR is weighted according to each peer company's stock market capitalization at the beginning of each period for which a return is indicated.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's financial statements for the applicable year.

(8) PBP EBITDA is defined under *Compensation Discussion and Analysis—2022 Executive Compensation Program—Annual Cash-Based Performance Bonus Plan (PBP)—Financial Measure* on page 72.

List of Financial Performance Measures

The following represent the most important metrics we used to determine Compensation Actually Paid for 2022, as further detailed in the *Compensation Discussion and Analysis* beginning on page 59:

- Organic Net Sales
- Cash conversion
- Market share performance
- PBP adjusted gross profit margin

Our executive compensation program reflects a variable pay-for-performance philosophy. The metrics we use for our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase value for our stockholders.

Cumulative TSR

Peer Group

The TSR peer group includes S&P Consumer Staples Good and Soft Drink Products companies, as also disclosed in our 2022 Annual Report. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 31, 2022. The peer group used for this pay versus performance disclosure differ from the peer groups we use for compensation and the TSR performance measure in our PSU awards. For additional information on our compensation and performance peer groups, see *Compensation Discussion and Analysis—Compensation Structure and Goals—Role of Peer Groups* beginning on page 64.

TSR Comparison

The following graph compares the cumulative total return on our common stock with the cumulative total return of the S&P Consumer Staples Food and Soft Drink Products, which we consider our peer group under Regulation S-K Item 201(e), as presented in our 2022 Annual Report. As shown below, the Company's three-year cumulative TSR steadily increased and remained above our TSR peer group for the three-year period.



Compensation Actually Paid

Compensation Actually Paid and Company Cumulative TSR

As shown below, the Compensation Actually Paid to our CEO and other NEOs is aligned with the Company's TSR. This is due primarily to the Company's compensation philosophy of meritocracy and the significance of equity-based compensation in our compensation program, which aligns equity to the Company's financial performance. Additionally, for 2020:

- the Compensation Actually Paid to our CEO was higher primarily due to new hire equity awards granted in 2019; and

- the Average Compensation Actually Paid to our other NEOs was higher primarily due to new hire equity awards and cash bonuses paid to two non-CEO NEOs and one-time cash retention bonuses paid to our other non-CEO NEOs.



CAP vs. Total Shareholder Return

Compensation Actually Paid and Net Income

As shown below, the Company's net income has steadily increased while the CEO and other NEOs' Compensation Actually Paid has fluctuated each year. This is due primarily to the fact that we do not use net income to determine compensation levels or incentive plan payouts. Additionally, for 2020:

- the Compensation Actually Paid to our CEO was higher primarily due to new hire equity awards granted in 2019; and

- the Average Compensation Actually Paid to our other NEOs was higher primarily due to new hire equity awards and cash bonuses paid to two non-CEO NEOs and one-time cash retention bonuses paid to our other non-CEO NEOs.



Compensation Actually Paid and PBP EBITDA

As shown below, there is a positive correlation between the Compensation Actually Paid to our CEO and other NEOs and PBP EBITDA, our Company-selected financial measure. This is due primarily to the fact that we use PBP EBITDA to determine incentive plan payouts. The reduction in PBP EBITDA over the three-year period is primarily due to the impact of divestitures in 2021 and 2022, including the sale of certain assets in our global nuts business and global cheese businesses, and higher COVID-19-related at home consumption during 2020. Additionally, for 2020:

- the Compensation Actually Paid to our CEO was higher primarily due to new hire equity awards granted in 2019; and
- the Average Compensation Actually Paid to our other NEOs was higher primarily due to new hire equity awards and cash bonuses paid to two non-CEO NEOs and one-time cash retention bonuses paid to our other non-CEO NEOs.

Proceeds from the divestitures were used primarily to repay debt. In 2022, the Company's long-term debt rating was returned to investment grade.





Proposal 3. Ratification of the Selection of Independent Auditors

The Audit Committee and the Board are requesting, as a matter of good corporate governance, that stockholders ratify the selection of PwC as our independent auditors for our fiscal year ended December 30, 2023. PwC has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger since 1979. The Audit Committee and the Board of Directors believe that the continued retention of PwC to serve as the Company's independent auditors is in the best interests of Kraft Heinz and its stockholders.

The Audit Committee has the sole authority to appoint our independent auditors, and the Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our stockholders do not ratify the selection, the Audit Committee may investigate the reasons for our stockholders' rejection and consider whether to retain PwC or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in our and our stockholders' best interests.

We expect that representatives of PwC will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders. For additional information about our independent auditors, including our pre-approval policies and PwC's aggregate fees for 2022 and 2021, see *Selection of Independent Auditors*, *Independent Auditors' Fees and Services*, and *Pre-Approval Policy* on page 107.

Recommendation

 **The Board and Audit Committee recommend a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Kraft Heinz's independent auditors for 2023.**

Selection of Independent Auditors

The Audit Committee is responsible for the appointment, compensation, oversight, retention, and termination of our independent auditors. Pursuant to its charter, the Audit Committee has authority to approve all audit engagement fees to be paid to the independent auditors. The Audit Committee selected PwC, a registered public accounting firm, as our independent auditors for 2023.

Independent Auditors' Fees and Services

Aggregate fees for professional services rendered by our independent auditors, PwC, for fiscal years 2022 and 2021 are set forth in the table below. All fees include out-of-pocket expenses.

| | Fiscal Year Ended | |
| | December 31, 2022 | December 25, 2021 |
PwC Fees	($ thousands)	
Audit fees[1]	12,434	11,269
Audit-related fees[2]	210	4,107
Tax fees[3]	1,903	2,462
All other fees[4]	460	41
Total	15,007	17,879

(1) **Audit fees** include (a) the audit of our consolidated financial statements, including statutory audits of the financial statements of certain of our affiliates, (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements), and (c) the reimbursement of legal fees related to litigation subpoenas.

(2) **Audit-related fees** include professional services in connection with divestiture activity, accounting consultations, and procedures related to various other audit and special reports. The decrease from 2021 to 2022 was primarily driven by prior year divestiture activity.

(3) **Tax fees** include professional services in connection with tax compliance and advice.

(4) **All other fees** consist principally of cost benchmarking consulting, software license fees related to research, and services to support regulatory requirements.

Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform. The Audit Committee's policy also requires management to report at Audit Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Audit Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent auditors. If pre-approval is needed before a scheduled Audit Committee meeting, the Audit Committee delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the Committee's next regular meeting.

During our 2022 fiscal year, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

Audit Committee Report for the Fiscal Year Ended December 31, 2022

To our Stockholders:

Management has primary responsibility for Kraft Heinz's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Heinz Board of Directors is to oversee Kraft Heinz's accounting and financial reporting processes and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft Heinz's financial statements and Kraft Heinz's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the Company's assets;
- Kraft Heinz's compliance with applicable legal and regulatory requirements;
- Kraft Heinz's independent auditors' qualifications, independence, and performance;
- The performance of Kraft Heinz's internal auditors and the internal audit function;
- Kraft Heinz's financial matters and financial strategy; and
- Kraft Heinz's guidelines and policies with respect to risk assessment and risk management.

Our duties include overseeing Kraft Heinz's management, the internal audit department, and the independent auditors in their performance of the following functions, for which they are responsible:

MANAGEMENT

- Preparing Kraft Heinz's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP");
- Establishing and assessing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Kraft Heinz's internal control over financial reporting.

INTERNAL AUDIT DEPARTMENT

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

INDEPENDENT AUDITORS

- Auditing Kraft Heinz's financial statements;
- Issuing an opinion about whether the financial statements conform with GAAP; and
- Auditing the effectiveness of Kraft Heinz's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditors, and the independent auditors, among other things, to:

- Discuss the quality of Kraft Heinz's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;
- Review significant audit findings prepared by each of the independent auditors and internal audit department, together with management's responses; and
- Review the overall scope and plans for the current audits by the internal audit department and the independent auditors.

Prior to Kraft Heinz's filing of its Annual Report on Form 10-K for the year ended December 31, 2022 with the SEC, we also:

- Reviewed and discussed the audited financial statements with management;

- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- Discussed with the independent auditors their evaluation of the accounting principles, practices, and judgments applied by management;

- Discussed all other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence;

- Received from the independent auditors the written disclosures and the letter required by the PCAOB describing any relationships with Kraft Heinz that may bear on the independent auditors' independence; and

- Discussed with the independent auditors their independence from Kraft Heinz, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (ii) Kraft Heinz's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft Heinz's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 16, 2023.

AUDIT COMMITTEE

John C. Pope, *Chair*
John T. Cahill
Lori Dickerson Fouché
Susan Mulder



Proposal 4. Stockholder Proposal – Simple Majority Vote

John Chevedden, on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the owner of at least 250 shares of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

If properly presented at the Annual Meeting by or on behalf of the proponents, the Board recommends that you vote **AGAINST** this proposal for the reasons set forth in Kraft Heinz's Statement in Opposition, which directly follows the proposal.

Stockholder Proposal



RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 99%-support at the 2019 Fortive annual meeting.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority in an election with 67% of shares casting ballots. In other words a 1%-minority could have the power to prevent shareholders from improving the governance of our company.

Adoption of this proposal will make Kraft Heinz more competitive in its corporate governance. The timing is right because our stock has dropped from $92 in 2017. Hopefully management will not revert to holding the annual shareholder meeting in the law office of Reed Smith, a $1 Billion law firm, as management did before Covid. This sends the wrong message to shareholders.

This proposal was voted on at the 2020 Kraft Heinz annual shareholder meeting. It is believed that it received overwhelming shareholder approval. However due to a technicality the Kraft Heinz Board did not report the 2020 voting result.

The Kraft Heinz Board was so opposed to letting this proposal be voted on again in 2021 that it hired the $2 Billion law firm of Gibson Dunn for a 5-figure price to prevent Kraft Heinz shareholders from voting on this important proposal. In response to this 2023 proposal and to advance the discussion on this important topic the Board could belatedly report the result of our 2020 vote on this proposal topic.

The Kraft Heinz Board had the reasonable option (and thereby make up for its past resistance to this reasonable proposal) of making this proposal a management proposal on the Kraft Heinz 2023 annual meeting ballot.

Please vote yes:

Kraft Heinz's Statement in Opposition to Proposal 4

The proposal asks that the Company take action to replace each voting requirement in the Company's Certificate of Incorporation and By-Laws that calls for a greater than simple majority vote with a simple majority vote requirement. While the inclusion of supermajority provisions in charters and bylaws are seen by many investors as designed to entrench management, the Board believes that the limited higher voting thresholds in our Charter and By-Laws described below are protective of stockholders and appropriate given the significant ownership positions of Berkshire Hathaway and 3G Capital. Accordingly, the Board recommends that stockholders vote against this proposal.

The Company has Limited Higher Voting Thresholds, Narrowly Tailored to Protect Stockholders

Almost all matters that are voted upon by the Company's stockholders are already determined by a simple majority vote of stockholders, including the election of directors in uncontested elections. A majority vote of the outstanding shares entitled to vote is required for stockholders to amend the By-Laws, and the Certificate of Incorporation provides that a 66⅔% "supermajority" vote of stockholders is required only for one fundamental stockholder action—to remove directors from the Board without cause. Notably, if the removal is recommended by at least 66⅔% of the Board, then the supermajority requirement falls away and only the affirmative vote of the holders of a majority of Kraft Heinz outstanding stock entitled to vote in an election of directors is needed to remove directors in question. As such, these limited higher voting thresholds are narrowly and appropriately tailored to promote stability and protect stockholders by restricting actions by other stockholders unless those actions enjoy broad support among our stockholders or the then-current Board that has been elected by our stockholders.

The Existing Provisions Benefit our Stockholders

Delaware law permits companies to adopt supermajority voting requirements, and a number of publicly traded companies have adopted these provisions, to preserve and maximize long-term value for all stockholders. Supermajority voting requirements on fundamental corporate matters help to protect stockholders against self-interested and potentially abusive actions proposed by one or a few large stockholders, who may seek to advance their interests over the interests of the majority of the Company's stockholders. In this regard, the supermajority provisions help to maximize long-term value to all stockholders.

The Company has two significant stockholders, Berkshire Hathaway and 3G Capital, that together beneficially own approximately 34.4% of Kraft Heinz common stock. The Board believes that, rather than serving the rights of stockholders, eliminating the limited higher voting thresholds described above could allow Berkshire Hathaway and 3G Capital to have greater influence on the Company's corporate structure and governance matters.

Our Current Governance Structure Promotes Effective Board Oversight

The Company's Board is committed to effective corporate governance and has adopted a wide range of practices and procedures that promote effective Board oversight. These include:

- Directors are elected annually, by a majority of the votes cast in uncontested elections, and if an incumbent director is not elected by a majority of votes cast, the director must tender their resignation to the Governance Committee for its consideration
- The Board has an independent Lead Director with robust responsibilities and holds regular executive sessions of independent directors
- 92% of our director nominees are independent, with 75% unaffiliated with Berkshire Hathaway or 3G Capital, and only independent directors serve on each of the Board's three committees: the Audit Committee, Compensation Committee, and Governance Committee

- The Governance Committee develops and oversees an annual evaluation process for the Board
- Our By-Laws allow stockholders of record of at least 20% of the voting power of our outstanding stock to call a special meeting of stockholders
- Our Certificate of Incorporation and By-Laws allow stockholder action by written consent if such consent is signed by stockholders holding not less than the minimum number of shares necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted
- We conduct proactive year-round engagement with stockholders, providing them the opportunity to raise important matters outside the annual meeting process
- As mentioned above, stockholders have the right to remove directors with or without cause, and there is no poison pill
- The Board includes a range of tenures to balance fresh perspectives with in-depth experience and knowledge about the Company, with an average tenure of our director nominees of 3.1 years.

Consistent with its current practice, the Board will continue to evaluate the future implementation of appropriate corporate governance changes. However, for the reasons described above, the Board does not believe it is in the best interests of stockholders or the Company to implement the stockholder proponent's request.

Recommendation

 **The Board recommends a vote AGAINST the stockholder proposal.**



Proposal 5. Stockholder Proposal – Water Risk

Mercy Investment Services, Inc., 2039 North Geyer Road, St. Louis, MO 63131-3332, the owner of at least $2,000 of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

If properly presented at the Annual Meeting by or on behalf of the proponent, the Board recommends that you vote **AGAINST** this proposal for the reasons set forth in Kraft Heinz's Statement in Opposition, which directly follows the proposal.

Stockholder Proposal

Whereas:

According to the 2021 IPCC report, climate change is intensifying the water cycle, resulting in more intense droughts globally[1]. Climate change related water scarcity poses material risk to our company, including lowered production capacity and disruption of supply chains.

For companies in the food sectors, the vast majority of their water footprint comes from agricultural supply chains.[23] While Kraft Heinz has conducted water risk assessments on its annual water withdrawals for its manufacturing operations, it neglects to provide the same disclosure for water use in its agricultural related ingredient production—the most water intensive function of its business.

It is likely that some portion of Kraft Heinz source ingredients are supplied by growers in water vulnerable locations. Given the Company has acknowledged 19 elevated water stress areas out of 79 within their own operations, these risks are likely to be extended within the supply chain. Because Kraft Heinz either does not assess supply chain water risk, or does not disclose such risk to investors, the company's water related risk remains in question.

To identify water risk and reduce costs, many peer companies—including Conagra Brands, Unilever, General Mills and Campbells have conducted water risk assessments for both operations and supply chains. By doing so, these companies have laid a foundation to mitigate future business risks associated with water and take the proper steps to future goal setting.

Kraft Heinz acknowledges that "having access to sufficient amounts of quality fresh water…is critical to our business." With water being a "vital component" to growing and as a direct ingredient in many products, conducting a water risk assessment is imperative to mitigating future water concerns.

Without a full value chain water risk assessment, and disclosure of quantitative performance metrics and best practices for water management in areas of water stress, investors cannot gauge whether Kraft Heinz adequately manages its water risk.

Resolved: Considering the growing pressure on water supplies posed by climate change, shareholders request that Kraft Heinz conduct and report to shareholders, using quantitative indicators where appropriate, an assessment to identify the water risk exposure of its supply chain, and its responsive policies and practices to reduce this risk and prepare for water supply uncertainties associated with climate change.

Supporting Statement:

Proponents request the report disclose, at management's discretion:

- Identification of water assessment tools used by Kraft Heinz or its suppliers to assess supply chain water related risk

- Results of water risk assessments across its agricultural supply chain, including identifying the regions of at-risk ingredient production and supply chains

- Any additional monitoring of supply chain water resources

- Water scarcity planning and responsive actions

- A description of how water management is integrated into governance mechanisms

- A description of water-related engagement with value chain partners

[1] https://www.ipcc.ch/report/sixth-assessment-report-working-group-i/
[2] https://www.ceres.org/resources/reports/global-assessment-private-sector-impacts-water
[3] https://www.ceres.org/resources/reports/global-investor-engagement-meat-sourcing-2022

Kraft Heinz's Statement in Opposition to Proposal 5

We regularly report on our goals and progress with respect to water risk, as well as our other sustainability efforts. In light of our current reporting, we do not believe that producing the additional report requested by the proponents would add value for our stockholders, particularly given the significant amount of management time, effort, and expense such additional report would require. Accordingly, we do not believe the report requested by this proposal would add meaningfully to our ongoing efforts or be in the best interests of our stockholders.

As underscored by the proponents, as a food and beverage company, we view having access to sufficient amounts of quality fresh water as critical to our business. Making high-quality products requires that we begin with high-quality ingredients of which fresh quality water is a key input, including as a direct ingredient in many of our products and a key resource in our manufacturing, cleaning, and sanitation processes, as well as for the agricultural ingredients we use in our products.

We believe our current and planned policies and practices are designed to address the proponents' concerns by reducing the most critical water-related risks in our business and promoting transparency for our stockholders. We have undertaken a wide range of initiatives to bolster water stewardship throughout our value chain, including related to our agricultural practices and the farmers from which we source. Each of our core ESG Steering Group's subcommittees, including in Sustainable Manufacturing, Responsible Sourcing, Sustainable Agriculture, Animal Welfare, Sustainable Packaging, Product Health, and Corporate and Government Affairs, is involved in designing initiatives relating to our water stewardship.

We Regularly Report on Our Sustainability Goals, Efforts, and Progress

We report on our sustainability efforts, including our goals and progress with respect to water risk and the impacts of climate change annually in our ESG Report. Our ESG Report is prepared utilizing the GRI Sustainability Standard and aligned to the general principles of the SASB industry standards for food and beverage companies and the TCFD recommendations, all of which have water components addressed in the information we make publicly available. For more information, see *Corporate Governance and Board Matters—Environmental Social Governance* beginning on page 39.

In addition, in 2020, we became a signatory to the CEO Water Mandate, which mobilizes business leaders to address global water challenges through corporate water stewardship, in partnership with the United Nations, governments, civil society organizations, and other stakeholders. As a signatory, we have committed to taking action across six key commitment areas and reporting annually on our progress. As part of this commitment, we expect to identify and reduce critical water risks to our business, seize water-related opportunities, and contribute to water security and the United Nations Sustainable Development Goals. We also report our water management and performance efforts, including supply chain risk impacts, to CDP, formerly the Carbon Disclosure Project, a non-profit that operates an international disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts, through CDP's annual water questionnaire. Our most recent score in CDP Water Security 2021 was a B -.

We are Making Progress on Reducing Water Risk within Our Direct Operations

In 2020, we updated our water risk assessment of our global manufacturing operations with Antea Group, a leading third-party global sustainability consulting firm and provider of water resource expertise to the food and beverage sector, which is certified by CDP. As disclosed in our 2021 ESG Report, following the 2020 assessment, we developed a plan that focuses on 19 high-risk water areas to drive improvements and mitigate risks, and to provide updates into our risk evaluation on an ongoing basis.

We also continue to make progress against our previously disclosed 2025 goals to reduce water use intensity by 20 percent per metric ton of product made in high-risk watershed areas and by 15 percent per metric ton of product made across our manufacturing facilities, each measured against a 2019 baseline. As reported in our 2022 ESG Report, we achieved approximately 12.2 percent reduction in high-risk watershed areas and approximately 4.4 percent reduction across our manufacturing facilities as of the end of 2021, on track to meet our goals. Moreover, as discussed in our 2022 ESG Report, through relationships with companies such as Suez Water Technologies & Solutions, a third-party provider of solutions to water, wastewater, and process challenges, and Ecolab Inc., a third-party provider of services, technology, and systems that specialize in water treatment, purification, cleaning, and hygiene, we continue to identify and implement several projects each year across our global manufacturing sites, accounting for combined annual water savings anticipated to be into the hundreds of million gallons and total annual cost reduction estimated to be millions of dollars.

We are Targeting Water Risk Across Our Value Chain

While we see good water stewardship within our direct operations as a critical area for direct and more immediate impact, our approach to water stewardship spans throughout our value chain.

We have incorporated water stewardship as a key tenet in our Sustainable Agriculture Practices Manual and our Supplier Guiding Principles, which include specific requirements and expectations around good water stewardship and disclosure. Our Sustainable Agriculture Practices Manual has been audited by SureHarvest, a third-party agricultural consulting, information technology, and certification firm, against the Sustainable Agricultural Initiative's Farm Sustainability Assessment. In addition, in 2021, we launched a due diligence and audit program with our suppliers, which includes environmental performance reporting and monitoring related to water use.

Our cross-functional and collaborative approach to sustainability takes into consideration water risk reduction in other areas of our efforts, including human rights, sustainable sourcing, and carbon emissions. For example:

- In 2019, we conducted a global human rights risk assessment with Elevate Limited, a third-party provider of data-driven sustainability and supply chain assessment, which included wastewater management and other water-related environmental policies and practices.

- In 2020, we continued to make progress toward our goal to source tomatoes for Heinz tomato ketchup 100 percent sustainably, which will also increase water efficiency. In 2021, we launched programs under this initiative in California and Spain, key growing regions for our tomatoes. We expect to further expand these programs to other regions globally in the months and years to come.

- In 2021, we reaffirmed our aim to set a Science Based Target for greenhouse gas emissions, aligned with the Science Based Targets initiative's (SBTi) 1.5-degree Celsius target and new Net-Zero Standard. We also announced a goal to be carbon neutral by 2050. We expect these efforts to help mitigate potential negative water impacts throughout our value chain that would otherwise be exacerbated by climate change.

Finally, we plan to release a global water policy to provide a holistic picture of our governance and water stewardship targets and initiatives, which are underway.

Given our current policies and practices and our ongoing efforts with respect to water conservation and stewardship, the Board of Directors believes the Company is addressing the concerns raised in the proposal and a report would not provide stockholders with any more meaningful information, particularly in light of the cost of such report.

Recommendation

 **The Board recommends a vote AGAINST the stockholder proposal.**



Proposal 6. Stockholder Proposal – Civil Rights

The National Center for Public Policy Research, 2005 Massachusetts Avenue NW, Washington, DC 20036, the owner of at least $2,000 of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

If properly presented at the Annual Meeting by or on behalf of the proponent, the Board recommends that you vote **AGAINST** this proposal for the reasons set forth in Kraft Heinz's Statement in Opposition, which directly follows the proposal.

Stockholder Proposal

Civil Rights, Non-Discrimination and Returns to Merit Audit

Resolved: Shareholders of the Kraft Heinz Company ("the Company") request that the Board of Directors commission an audit analyzing the impacts of the Company's Diversity, Equity & Inclusion policies on civil rights, non-discrimination and returns to merit, and the impacts of those issues on the Company's business. The audit may, in the Board's discretion, be conducted by an independent and unbiased third party with input from civil rights organizations, public- interest litigation groups, employees and shareholders of a wide spectrum of viewpoints and perspectives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company's website.

Supporting Statement:

Under the guise of ESG, corporations have allocated significant resources and attention towards implementing social justice into workplace practices and hiring. Across the political spectrum, all agree that employee success should be fostered and that no employees should face discrimination, but there is much disagreement about what non-discrimination means.

Many companies—including Bank of America, American Express, Verizon, Pfizer, CVS and Kraft Heinz itself[1]— have adopted "Diversity, Equity & Inclusion" (DEI) programs, trainings and officers that seek to establish racial and social "equity." But in practice, what "equity" really means is the distribution of pay and authority on the basis of race, sex, orientation and ethnicity rather than by merit.[2]

Where adopted, such programs have raised significant objections, including the concern that the programs and practices themselves are deeply racist, sexist, otherwise discriminatory and potentially in violation of the Civil Rights Act of 1964.[3] And that by devaluing merit, corporations have sacrificed employee competence, moral and productivity to the altar of "diversity."

These practices create massive reputational, legal and financial risk. If the Company is, in the name of so-called "equity," committing illegal or unconscionable discrimination against employees deemed "non-diverse," then the Company will suffer in myriad ways—all of them both unforgivable and avoidable.

In developing the audit and report, the Company should consult civil-rights and public-interest law groups, but it must not compound error with bias by relying only on left-leaning organizations. It must consult groups across the spectrum of viewpoints, including right-leaning civil-rights groups representing people of color—such as the Woodson Center[4] or Project 21[5]—and groups that defend the rights and liberties of *all* Americans.

Similarly, when including employees in the audit, the Company must allow employees to speak freely and confidentially without fear of reprisal or disfavor. Too many employers have established company stances that silence employees who disagree with the company's asserted positions, and then pretended that those who have been empowered by the companies' partisan positioning represents the true and only voice of all employees.

This creates a deeply hostile workplace for some employees, and is both immoral and likely illegal.

[1] https://www.www.city-journal.org/bank-of-america-racial-reeducation-program; https://www.city-journal.org/verizon-critical-race-theory-training; https://nypost.com/2021/08/11/american-express-tells-its-workers-captialism-is-racist/; https://foxbusiness.com/politics/cvs-inclusion-training-critical-race-theory; https://msn.com/en-us/money/other/pfizer-sets-race-based-hiring-goals-in-the-name-of-fighting-systemic-racism-gender-equity-challenges/ar-AAOiSwJ; https:www.kraftheinzcompany.com/diversity-inclusion.html

[2] https://www.sec.gov/Archives/edgar/data/1048911/000120677421002182/fdx3894361-def14a.htm#StockholderProposals88; https:www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/asyousownike051421-14a8-incoming.pdf; https:www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/nyscrfamazon012521-14a8-incoming.pdf; https://www.sec.gov/Archives/edgar/data/1666700/000119312521079533/d108785ddef14a.htm#rom108785_58

[3] https://www.americanexperiment.org/survey-says-americans-oppose-critical-race-theory/; https://www.newsweek.com/coca-cola-facing-backlash-says-less-white-learning-plan-was-about-workplace-inclusion-1570875; https://www.city-journal.org/verizon-critical-race-theory-training

[4] https://woodsoncenter.org/

[5] https://nationalcenter.org/project-21/

Kraft Heinz's Statement in Opposition to Proposal 6

We believe the audit and report requested by the proponent would not be an effective use of our Company's resources or in the best interests of our Company or our stockholders. The Company currently completes analyses covering our programs, and discloses appropriate data, on a regular basis. We do not believe the audit requested would enhance our existing commitment to diversity, equity, inclusion, and belonging in a meaningful way, illuminate any practices that are counter to our commitment to create an equitable work environment for employees from all backgrounds, or provide a meaningful measure of our commitment or progress.

We Pursue Diversity, Equity, Inclusion, and Belonging While Maintaining Our Culture of Meritocracy

At Kraft Heinz, we choose to welcome everyone at our table by valuing and respecting all voices. Our people are our most important asset. We believe our focus on diversity, equity, inclusion, and belonging helps us connect with consumers, attract and grow employees who are eager to leverage multiple perspectives to solve complex challenges, and innovate in an ever-changing industry. Driven by our Values, we strive to create a work environment based on meritocracy, dignity, and respect, free of harassment and discrimination. We believe our diversity, equity, inclusion, and belonging initiatives are consistent with this commitment. Further, we believe that each of us should have a fair chance to share in Kraft Heinz's success and that our initiatives promote our culture of meritocracy.

We will continue to hold ourselves accountable and strive to create a shared experience to bring our communities together. As we aspire to increase representation of historically underrepresented groups at Kraft Heinz, we choose to commit to inclusion as a practice and belonging as an outcome. We have set diversity aspirations that we have communicated internally and externally, and we hold ourselves accountable to being creative and forward thinking about initiatives and interventions that address diversity and inclusion for our Kraft Heinz community.

Our Efforts and Commitments are for the Benefit of All Employees

Our commitment to diversity, equity, inclusion, and belonging is for the benefit of all Kraft Heinz employees, not just those from underrepresented backgrounds. Our approach to diversity takes into account the spectrum of the many populations we serve and the variety of ways our business impacts people and society at large. We believe the true power of diversity and inclusion is bringing together different perspectives and ways of thinking to tackle complex business challenges. We believe it is important to consider levels of representation of all dimensions of diversity as those dimensions are powerful influences on a person's perspective. Our goal is to unlock the power behind different lived experiences, to assemble teams that think differently from each other, and to choose to create an inclusive workplace, where all voices can be heard, and all employees can derive a sense of belonging at Kraft Heinz.

For example, many of our employees participate in the business resource groups (BRGs) that we sponsor. All employees, regardless of their identities or backgrounds, are invited to join and contribute to our BRGs. Our BRGs, which focus on topics ranging from race and ethnicity to mental health, have provided invaluable contributions through conversations with senior leaders to share their experiences and provide feedback, insight, and guidance. In addition, our BRGs are committed to increasing engagement with employees across the Company by providing educational information, topical webinars, and other content-sharing opportunities.

Additionally, our Code of Conduct applicable to our employees and contingent and contract workers prohibits any discriminatory action based on an individual's protected status in any employment decisions, including hiring, training, promotion, and compensation. These policies protect associates of all races, genders, and ethnicities regardless of whether the individual is a member of a minority, plurality, or majority. Employees have access to a variety of resources to confidentially report concerns or grievances, and we strictly forbid retaliation against any employee who reports a concern in good faith.

We Believe in Strong Governance and Oversight

The Kraft Heinz Global Inclusion Council creates strategic accountability for results, and provides governance, oversight, and reporting on diversity efforts and initiatives. The Council is a critical driver in fostering organizational change, establishing priorities, managing integrated and cross-functional initiatives, and thoughtfully considering when we will need to exceed mere compliance with legal requirements to fully live our Company Values. The Council provides platforms for overseeing and assessing the effectiveness of relevant initiatives and introducing reform when needed.

The Council is committed to being solution focused. Exhibiting cultural humility, we continually educate each other and the organization about issues and concerns from across all populations, and focus on creating, executing, and measuring solutions and aspirations that allow us to focus on our Company Purpose for employees, consumers, customers, suppliers, and stakeholders from all backgrounds and lived experiences.

The Kraft Heinz Company Global Inclusion Council comprises representatives from our Board of Directors and leaders of key functions throughout the organization:

- Miguel Patricio, Chief Executive Officer and Chair of the Board; Council Chair
- Carlos Abrams-Rivera, Executive Vice President and President, North America
- Pamay Bassey, Chief Learning and Diversity Officer
- Tim Kenesey, Member, Board of Directors
- Alicia Knapp, Member, Board of Directors
- Rashida La Lande, Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer
- Elio Leoni Sceti, Member, Board of Directors
- Rafael Oliveira, Executive Vice President and President, International Markets
- Melissa Werneck, Executive Vice President and Global Chief People Officer

We Value Transparency

We believe in measuring and publicly disclosing the diversity of our employees, management, and Board and demonstrating the progress on our commitments. With quarterly oversight from the Council, we aim to continue enhancing our disclosures regarding our diversity and inclusion efforts, including providing additional data on our employees and management.

We publicly disclose information regarding the diversity of our employees, including our Executive Leadership Team and individuals in management roles, as well as our diversity, equity, inclusion, and belonging initiatives and milestones in our ESG Report, which is available on our website at www.kraftheinzcompany.com/esg, and information regarding the diversity of our Board in this Proxy Statement. Additional information about our diversity, equity, inclusion, and belonging efforts, as well as our EEO-1 Reports, can also be found on our website at www.kraftheinzcompany.com/diversity-inclusion. We invite you to view these reports to see all that Kraft Heinz has done—and plans to continue to do—to champion our diversity, equity, inclusion, and belonging efforts throughout our Company and the communities in which we work and live.

Recommendation

 **The Board recommends a vote AGAINST the stockholder proposal.**



Other Information

Information Regarding the Annual Meeting

1 When and where is the Annual Meeting?



When

Thursday, May 4, 2023
11:00 a.m. Eastern Time



Where

Live via webcast at
www.virtualshareholdermeeting.com/KHC2023



Online Access

Online access will open
15 minutes prior to the start of
the Annual Meeting.

We will hold the Annual Meeting on Thursday, May 4, 2023 at 11:00 a.m. Eastern Time via live webcast at www.virtualshareholdermeeting.com/KHC2023. To attend, vote electronically, and submit questions during the meeting, visit www.virtualshareholdermeeting.com/KHC2023 and enter the control number included on your Notice, proxy card, or the instructions that accompanied your proxy materials. To locate your control number:

Registered holder	the control number included on your Notice or proxy card
Beneficial holder whose Notice or voting instruction form indicates that you may vote those shares at www.proxyvote.com	the control number indicated your Notice or instruction form
Other beneficial holder	contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy

Online access will open 15 minutes prior to the start of the Annual Meeting. For additional information about attending the virtual meeting, see Question 17 on page 127.

2 Who is entitled to vote at the Annual Meeting?

The Board established March 6, 2023 as the Record Date for the Annual Meeting. Stockholders holding shares of our common stock at the close of business on the Record Date are entitled to:

- receive Notice
- attend the Annual Meeting
- vote on all matters that properly come before the Annual Meeting

As of the close of business on the Record Date, there were 1,226,998,926 shares of our common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3 **What are the proposals to be voted on at the Annual Meeting, and how does the Board recommend I vote?**

	Proposal	Board Recommendation	More Information
1	Election of Directors	✔ **FOR** all nominees	Page 14
2	Advisory Vote to Approve Executive Compensation	✔ **FOR**	Page 58
3	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2023	✔ **FOR**	Page 106
4	Stockholder Proposal – Simple Majority Vote	✘ **AGAINST**	Page 110
5	Stockholder Proposal – Water Risk	✘ **AGAINST**	Page 113
6	Stockholder Proposal – Civil Rights	✘ **AGAINST**	Page 117

4 **How do I vote my shares?**

Your vote is important. Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote as soon as possible using one of the following methods. Make sure to have your Notice, proxy card, or voting instruction form available and follow the instructions. For additional information on the difference between registered holders and beneficial holders, see Question 6 on page 123.

	Internet	Telephone	Mail	During the Virtual Meeting
	11:59 p.m. Eastern Time on May 3, 2023	11:59 p.m. Eastern Time on May 3, 2023		Before the polls close at the Annual Meeting on Thursday, May 4, 2023
Registered Holders	www.proxyvote.com	Within the United States and Canada, 1-800-690-6903 (toll-free)	Return a properly executed proxy card received before the polls close at the Annual Meeting on Thursday, May 4, 2023	Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2023 as provided in Question 17 on page 127, and follow the instructions provided during the Annual Meeting
Beneficial Holders (holders in street name)*	www.proxyvote.com	Within the United States and Canada, 1-800-454-8683 (toll-free)	Return a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank, or other nominee makes available	Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2023 as provided in Question 17 on page 127, and follow the instructions provided during the Annual Meeting

* The availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.

5 **Why am I receiving these proxy materials?**

You have received the proxy materials because, as of the Record Date, you directly held, and had the right to vote, shares of Kraft Heinz common stock. In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing stockholders entitled to vote at the Annual Meeting with this Proxy Statement, our 2022 Annual Report, and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy materials." The proxy materials provide important information about Kraft Heinz and describe the voting procedures and the matters to be voted on at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 4, 2023	The Proxy Statement and 2022 Annual Report are available at ir.kraftheinzcompany.com/proxy

6 What is the difference between registered holders and beneficial holders?

	How You Hold Your Shares	How You Receive the Proxy Materials	How Your Vote Works
Registered Holders	Shares held directly with our transfer agent, Equiniti Trust Company.	From our transfer agent.	Instructs the proxies how to vote your shares.
Beneficial Holders (holders in street name)	Shares held indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock.	From your broker, bank, or other nominee.	Instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares in an employee benefit plan, see Question 7 below.

7 I am a current or former Kraft or Kraft Heinz employee and have investments in certain retirement plan accounts related to Kraft or Kraft Heinz. Can I vote? If so, how do I vote?

If you are a current or former Kraft or Kraft Heinz employee and have investments in the Kraft Heinz Stock Fund(s) of the Kraft Heinz Savings/Kraft Heinz Union Savings Plans and/or the Kraft Heinz Canada ULC Retirement Savings Plan or you are a participant in the Altria Deferred Profit-Sharing Plan for Hourly Employees, the Altria Deferred Profit-Sharing Plan for Salaried Employees, the Philip Morris International Deferred Profit-Sharing Plan, or the Molson Coors LLC Employees' Retirement & Savings Plan, you are entitled to vote. Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your account(s). Your proxy card, or control number for voting electronically, includes all shares allocated to these account(s).

In order to direct the trustee(s) how to vote the shares held in your account(s), **you must vote these plan shares (whether by Internet, telephone, or mailed proxy card) by 11:59 p.m. Eastern Time on May 1, 2023**. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Please follow the instructions for registered holders described in Question 4 on page 122 to cast your vote. Note, however, that although you may listen to the Annual Meeting via the live webcast, you may not vote any shares you hold in these retirement plan account(s) during the Annual Meeting.

8 How is Kraft Heinz distributing proxy materials?

We are furnishing proxy materials to our stockholders primarily via "Notice and Access" delivery. On or about March 24, 2023, we mailed to our stockholders (other than those who previously requested email or paper delivery) a Notice containing instructions on how to access the proxy materials via the Internet.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote via a secure website. **If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail on a one-time or ongoing basis, free of charge, you may follow the instructions in the Notice for making this request.**

HELP SUPPORT OUR SUSTAINABILITY EFFORTS–CHOOSE ELECTRONIC DELIVERY

We encourage our stockholders to elect to receive future proxy statements, annual reports, and other stockholder materials online to help support our sustainability efforts.

Electronic delivery limits paper waste and reduces our overall impact on the environment.

SIGN UP FOR E-DELIVERY

Registered Holders

 **By Internet**
www.proxyvote.com

 **By Phone**
1-800-579-1639

 **By Email**
sendmaterial@proxyvote.com
Send a blank email with your control number in the subject line

Beneficial Holders

 Contact your bank, broker, or other nominee

On or about March 24, 2023, we also emailed and mailed printed copies of our proxy materials to those of our stockholders who previously requested email and paper delivery, respectively.

9 What is the quorum requirement?

A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy. Shares of common stock represented in person or by proxy, including abstentions and broker non-votes, will be counted as present for purposes of establishing a quorum. As of the close of business on the Record Date, there were 1,226,998,926 shares of our common stock outstanding and entitled to vote.

10 What vote is needed to approve each of the proposals?

Proposal	Vote Requirement*	Abstentions	Broker Non-Votes+
1 Election of Directors	Majority◆	No effect	No effect
2 Advisory Vote to Approve Executive Compensation	Majority	No effect	No effect
3 Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2023	Majority	No effect	None
4 Stockholder Proposal – Simple Majority Vote	Majority	No effect	No effect
5 Stockholder Proposal – Water Risk	Majority	No effect	No effect
6 Stockholder Proposal – Civil Rights	Majority	No effect	No effect

* Of votes cast by stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting.

+ **Broker Non-Votes.** As described in Question 6 on page 123, if you are a beneficial holder (hold your shares in street name), your vote instructs your broker, bank, or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank, or other nominee, your nominee will have discretion to vote your shares on routine matters; however, your shares will not be voted on the other (non-routine) matters on the Annual Meeting agenda, resulting in "broker non-votes" with respect to those other (non-routine) matters. Proposal 3. Ratification of the Selection of PricewaterhouseCoopers LLP as our Independent Auditors for 2023 is expected to be the only item on the agenda for the Annual Meeting that is considered routine. These shares will be counted for purposes of establishing a quorum at the Annual Meeting. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

♦ **Director Elections.** Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

In an uncontested election, our Corporate Governance Guidelines provide if an incumbent director nominated for re-election receives a greater number of votes AGAINST election than votes FOR election, the director must tender their resignation offer to the Governance Committee for its consideration. The Governance Committee then recommends to the Board whether to accept the resignation offer. The director will continue to serve until the Board decides whether to accept the resignation offer but will not participate in the Governance Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results.

In contested elections, the voting standard is a plurality of votes cast.

If any director nominee becomes unable or unwilling to serve as a director between the date of this Proxy Statement and the Annual Meeting, which we do not anticipate, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

11 May I change or revoke my vote?

Registered Holders	Any subsequent vote you cast will replace your earlier vote. This applies whether you vote by Internet, telephone, mailing a proxy card, or voting electronically during the Annual Meeting.	Alternatively, you may revoke your proxy by submitting a written revocation to: The Kraft Heinz Company Attention: Corporate Secretary 200 East Randolph Street Suite 7600 Chicago, Illinois 60601
Beneficial Holders (holders in street name)	You must contact your broker, bank, or other nominee for specific instructions on how to change or revoke your vote.	

12 Who bears the cost of soliciting votes for the Annual Meeting?

This solicitation is made by the Board on behalf of Kraft Heinz. Kraft Heinz bears the cost of soliciting your vote. Our directors, officers, or employees may solicit proxies or votes in person, by telephone, or by electronic communication. They will not receive any additional compensation for these solicitation activities. We have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Morrow Sodali LLC a fee of $15,000, plus reasonable expenses, for these services. We may also enlist the help of banks, brokers, and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial holders) and reimburse those firms for related out-of-pocket expenses.

13 What is "householding"?

Unless you advised otherwise, if you are a beneficial holder and other residents at your mailing address share the same last name and also own shares of Kraft Heinz common stock in an account at the same broker, bank, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Stockholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

If you wish to receive a separate copy of the Notice or proxy materials, now or in the future, you should submit a request as follows and the materials will be delivered promptly:

Broadridge Financial Solutions, Inc. Householding Department 51 Mercedes Way Edgewood, New York 11717	1-866-540-7095

Beneficial holders sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank, or other nominee to make this request.

14 Are my votes confidential?

Yes. Your votes will not be disclosed to our directors, officers, or employees, except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;
- in the case of a contested proxy solicitation;
- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or
- as necessary to allow the inspector of election to certify the results.

15 Who counts the votes?

Broadridge Financial Solutions, Inc. will receive and tabulate the proxies, and a representative of Broadridge Financial Solutions, Inc. will act as the inspector of election and certify the results.

16 How do I find out the voting results?

We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 10, 2023. It will be available on our website at ir.kraftheinzcompany.com/sec-filings and on the SEC's website at www.sec.gov.

17 How can I attend the Annual Meeting?



	To Attend the Annual Meeting	• Visit the meeting login page at www.virtualshareholdermeeting.com/KHC2023. • Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provide provided by your bank, broker, or other nominee as described below. ***Registered Holders***: Use the control number included on the Notice or proxy card. ***Beneficial Holders (hold your shares in street name):*** ○ If your Notice or voting instruction form indicates that you may vote your shares at www.proxyvote.com, you will use the control number indicated on your Notice or instruction form. ○ Otherwise, you should contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy. If you have any questions about your control number or how to obtain one, please contact your bank, broker, or other nominee. Online access will open 15 minutes prior to the start of the Annual Meeting. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.
	To Listen to the Annual Meeting *(without a control number or legal proxy)*	Visit www.virtualshareholdermeeting.com/KHC2023 and register as a guest. You will not be able to vote or ask questions during the Annual Meeting.
	For Help with Difficulties Accessing the Annual Meeting	Call 1-844-986-0822 (United States) or 1-303-562-9302 (International) for assistance. The technical support phone lines will be available beginning approximately 15 minutes before the Annual Meeting.





18 How can I submit questions?



	During the Annual Meeting	• Visit www.virtualshareholdermeeting.com/KHC2023. • Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker or other nominee (as described in Question 17 above). • Type your question into the “Ask a Question” field and click “Submit.”

Only stockholders with a valid control number will be allowed to ask questions. We will try to answer as many stockholder questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to Annual Meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Stockholder Proposals

We presently anticipate that the 2024 Annual Meeting of Stockholders will be held on or about May 2, 2024.

Stockholder Proposals	Description	Deadline *Date and time by which Kraft Heinz must receive written notice of the nomination or proposal*	Additional Requirements
To include a proposal in our 2024 Proxy Statement	Under SEC Rule 14a-8, a stockholder may submit a proposal for possible inclusion in the proxy statement for our 2024 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	By the close of business on November 25, 2023	The information required by Rule 14a-8
To nominate a candidate for election as a director or submit a proposal for consideration at our 2024 Annual Meeting of Stockholders	Under our By-Laws, a stockholder may nominate a candidate for election as a director or propose business for consideration at our 2024 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	Between the close of business on December 6, 2023 and the close of business on January 5, 2024 We generally must receive written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. If we change the date of an annual meeting by more than 30 days before or more than 60 days after the date of the previous year's annual meeting, then we must receive this written notice no later than 120 days, and no earlier than 150 days, before the date of that annual meeting or, if the first public announcement of the date of an annual meeting is less than 120 days prior to the date of such annual meeting, then we must receive this written notice no later than the 10th day following the day on which public announcement of the date of such annual meeting is first made by us.	The information required by our By-Laws, Article II, Section 6(c) and Rule 14a-19 (for nominees to be included on our proxy card)

Mail to:

The Kraft Heinz Company
Attention: Corporate Secretary
200 East Randolph Street
Suite 7600
Chicago, Illinois 60601

Our By-Laws are available on our website as provided under *Corporate Governance and Board Matters—Corporate Governance Materials Available on Our Website* on page 28. You may also obtain a copy of our By-Laws from our Corporate Secretary by written request to the above address.

Diversity Quick Summary

We provide the following information about our directors and officers for purposes of our compliance with Nasdaq rules and participation in various third-party surveys and raters. We ask our directors, director nominees, and employees to indicate their self-identification with respect to race/ethnicity, gender, gender identity, and sexual orientation, subject to applicable laws.

Directors	As of Fiscal Year End (December 31, 2022)	As of the Record Date* (March 6, 2023)
Number of directors	11	12
Directors that identify as women	4 (36%)	4 (33%)
Directors that identify as people of color	3 (27%)	4 (33%)

* Reflects director nominees standing for election at the Annual Meeting. Does not include current directors that are not standing for re-election at the Annual Meeting, if any.

Officers	As of Fiscal Year End (December 31, 2022)	For the Fiscal Year* (2022)
Number of Executive Leadership Team ("ELT") members	10	10
ELT members that identify as women	4 (40%)	4 (40%)
ELT members that identify as people of color	8 (80%)	8 (80%)

* We define this as individuals who were members of the ELT as of fiscal year end, as provided above, plus any individuals who were members of the ELT for 9 months or more of the fiscal year.

Nasdaq Board Diversity Matrix
(as of March 6, 2023)

Total Number of Directors*				12

	Female	Male	Non-Binary	Gender Undisclosed
Gender				
Directors	4	8	–	–
Self-Identified Demographic Background				
African American or Black	2	–	–	–
Alaskan Native or American Indian	–	–	–	–
Asian	–	1	–	–
Hispanic or Latinx	–	1	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	2	6	–	–
Two or More Races or Ethnicities	–	–	–	–
LGBTQ+	–	–	–	–
Undisclosed	–	–	–	–

* Reflects director nominees standing for election at the Annual Meeting. Does not include current directors that are not standing for re-election at the Annual Meeting, if any.

Other Matters

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons designated as proxies to vote in accordance with their best judgment. The Chair of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

Appendix A. Non-GAAP Financial Measures

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In addition, management uses certain non-GAAP financial measures to assist in comparing the Company's performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect the Company's underlying operations.

The non-GAAP financial measures provided in this Proxy Statement should be viewed in addition to, and not as an alternative for, results prepared in accordance with GAAP. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable GAAP financial measures.

The following information for Organic Net Sales, Adjusted EBITDA, Adjusted Gross Profit Margin, Free Cash Flow, and Net Leverage is provided to reconcile these non-GAAP financial measures, which are disclosed in this Proxy Statement, to their most comparable GAAP measures. The Company believes:

- **Organic Net Sales**, **Adjusted EBITDA**, **Adjusted Gross Profit**, and **Adjusted Gross Profit Margin** provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis; and
- **Free Cash Flow** and **Net Leverage** provide measures of the Company's core operating performance, the cash-generating capabilities of the Company's business operations, and are factors used in determining the Company's borrowing capacity and the amount of cash available for debt repayments, dividends, acquisitions, share repurchases, and other corporate purposes.

Management believes that presenting the Company's non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating the Company's results. The Company believes that the presentation of these non-GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting the Company's business than could be obtained absent these disclosures.

Organic Net Sales

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. The Company calculates the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which the Company calculates the previous year's results using the current year's exchange rate.

Reconciliation of Net Sales to Organic Net Sales for the Year Ended
(dollars in millions)
(Unaudited)

	Net Sales	Currency	Acquisitions and Divestitures	53rd Week	Organic Net Sales
December 31, 2022	$ 26,485	$ (497)	$ 279	$ 454	$ 26,249
December 25, 2021	$ 26,042	$ 26	$ 2,099	$ —	$ 23,917
Year-over-year change	1.7%				9.8%

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, the Company excludes, when they occur, the impacts of divestiture-related license income (e.g., income related to the sale of licenses in connection with the Cheese Transaction), restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities).

Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the Year Ended
(dollars in millions)
(Unaudited)

	December 31, 2022	December 25, 2021	Year-over-year change
Net income/(loss)	$ 2,368	$ 1,024	131.3%
Interest expense	921	2,047	
Other expense/(income)	(253)	(295)	
Provision for/(benefit from) income taxes	598	684	
Operating income/(loss)	3,634	3,460	
Depreciation and amortization (excluding restructuring activities)	922	910	
Divestiture-related license income	(56)	(4)	
Restructuring activities	74	84	
Deal costs	9	11	
Unrealized losses/(gains) on commodity hedges	63	17	
Impairment losses	999	1,634	
Certain non-ordinary course legal and regulatory matters	210	62	
Equity award compensation expense	148	197	
Adjusted EBITDA	$ 6,003	$ 6,371	5.8%
Segment Adjusted EBITDA:			
North America	$ 5,284	$ 5,576	
International	1,017	1,066	
General corporate expenses	(298)	(271)	
Adjusted EBITDA	$ 6,003	$ 6,371	

Adjusted Gross Profit Margin

Adjusted Gross Profit is defined as gross profit excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items (e.g., U.S. and non-U.S. tax reform), and including when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

Reconciliation of Gross Profit to Adjusted Gross Profit for the Year Ended December 31, 2022
(dollars in millions)
(Unaudited)

Gross profit	$ 8,122
Items Affecting Comparability	
Restructuring activities	27
Deal Costs	—
Unrealized losses/(gains) on commodity hedges	63
Impairment losses	86
Certain non-ordinary course legal and regulatory matters	—
Losses/(gains) on sale of business	—
Other losses/(gains) related to acquisitions and divestitures	—
Nonmonetary currency devaluation	—
Debt prepayment and extinguishment (benefit)/costs	—
Adjusted Gross Profit	$ 8,298

Adjusted Gross Profit Margin for the Year Ended December 31, 2022
(in millions)
(Unaudited)

Adjusted Gross Profit	$ 8,298
Net Sales	26,485
Adjusted Gross Profit Margin	31.3%

Free Cash Flow

Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. The use of this non-GAAP measure does not imply or represent the residual cash flow for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure.

Reconciliation of Net Cash Provided By/(Used for) Operating Activities to Free Cash Flow for the Year Ended
(in millions)
(Unaudited)

	December 31, 2022	December 25, 2021	Year-over-year change
Net cash provided by/(used for) operating activities	$ 2,469	$ 5,364	54.0%
Capital expenditures	(916)	(905)	
Free Cash Flow	$ 1,553	$ 4,559	65.2%

Net Leverage

Net Leverage is defined Company's debt, less cash, cash equivalents and short-term investments divided by Adjusted EBITDA.

Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the 12 Months Ended December 31, 2022
(in millions)
(Unaudited)

Net income/(loss)	$	2,368
Interest expense		921
Other expense/(income)		(253)
Provision for/(benefit from) income taxes		598
Operating income/(loss)		3,634
Depreciation and amortization (excluding restructuring activities)		922
Divestiture-related license income		(56)
Restructuring activities		74
Deal costs		9
Unrealized losses/(gains) on commodity hedges		63
Impairment losses		999
Certain non-ordinary course legal and regulatory matters		210
Equity award compensation expense		148
Adjusted EBITDA	$	6,003
Commercial paper and other short-term debt	$	6
Current portion of long-term debt		831
Long-term debt		19,233
Less: Cash and cash equivalents		(1,040)
	$	19,030
Net Leverage		3.2





KraftHeinz

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